09010638

2008 Annual Report

Message from the Chairman and Chief Executive Officer

In 2008, we continued to provide what has been our hallmark—exceptional client service on important issues designed to protect and improve the quality of life. With our unparalleled domain expertise, we addressed the front-burner topics of today as well as the most significant issues that will characterize the next few decades. The achievements of the past year proved the validity of the focus and direction of our market and growth strategies. Our financial and operating strengths and sound position in key markets make us a premier professional services firm for the 21st century.

Financial Highlights

Across our major markets, revenue reached $697.4 million, a 4 percent decline from 2007. Our core business continued to grow rapidly while revenues from The Road Home program declined substantially due to the imminent completion of the program. New sales in 2008 were the highest we have ever experienced since the award of The Road Home contract, and were distributed across all of our markets. Our core business with U.S. federal, state, and local government clients, which excludes the Road Home program, accounted for 72 percent of our revenue in 2008, with 20 percent and 8 percent generated from domestic commercial and international clients, respectively. Earnings from operations were $53.0 million, compared to $70.5 million reported for 2007, and net income was $28.7 million, or $1.88 per diluted share.

Our backlog grew substantially over the last year, and the pipeline of opportunities we are pursuing continues to be diversified and robust, with a trend toward larger projects with an implementation scope. At the end of 2008, our total backlog was $817.3 million and our new business pipeline totaled approximately $1.66 billion. To maintain momentum in our markets, we will continue to drive business process improvement to achieve cost efficiencies and ensure cost competitiveness.

Energy and Climate Change

Energy and climate change are expected to be signature issues of the 21st century. In the years ahead, we anticipate more focus on regulatory approaches, increased investment in renewable energy sources, improved commitment to sustainability, and greater cooperation with other nations. We will build on our unequaled expertise in these domains, our understanding of these issues across the global landscape, and our location in key countries around the world.

ICF is a global leader in the climate change professional services business with our broad array of service offerings, as confirmed by independent Verdantix Green Quadrant™ research for the domestic and European markets. In 2008, we were particularly proud of our continued support to U.S. Environmental Protection Agency (EPA) efforts to help state and local governments analyze options and develop and implement clean energy and climate change mitigation and adaptation solutions.

In 2008, we won the most awards in our history from *Environmental Finance*, a leading publication covering the impact of environmental issues on the lending, insurance, investment, and trading decisions affecting industry. We were awarded Best Advisor designations in four categories: European Union Emissions Trading Scheme; Kyoto Projects; North American Mandatory Markets; and Voluntary Markets.

Environment and Infrastructure

Also in 2008, we applied our substantial expertise in conducting environmental impact analyses, human health risk and chemical toxicity assessments, hazardous materials management, and onsite environmental program management in support of clients' environmental initiatives. In addition, the market demand continued for projects designed to safeguard and improve U.S. infrastructure, and we expect that demand to increase significantly. Our 30 years working across all EPA programs, combined with experience supporting the U.S. Department of the Interior and expanded support at the state and local levels, will enable us to contribute to these critical programs.

Health, Human Services, and Social Programs

Our 25-year relationship with the U.S. Department of Health and Human Services expanded in 2008 with broader support of federal Head Start, Early Head Start, and child care research programs. In addition, we continued to develop innovative Web applications and manage large, complex clearinghouse operations in the health and human services field. Spending on social programs is expected to rise and our long-standing partnerships will enable us to grow our presence in supporting these programs.

Defense and Homeland Security

Defense and homeland security remained U.S. priorities throughout 2008. We increased our involvement in leadership development within the defense community by customizing tools, training, and technologies to ensure personnel capabilities are in place to confront future threats. Our work on the National Infrastructure Protection Plan for the Department of Homeland Security continued, and we are proud of the role we have played in the vital mission of bolstering U.S. national security.

Consistent Growth

Organic growth in 2008, without acquisitions, was more than 20 percent over the previous year. The growth occurred across virtually all our markets and in all client segments—federal, state and local, commercial, and international. Growth from acquisitions complemented our strong organic growth. In our largest acquisition through 2008, more than 400 Jones & Stokes colleagues significantly increased our presence in the western United States and enhanced our environmental planning and natural resource management capabilities. We have already been quite successful in securing new business that could only have been won by our firms working jointly.

In 2008, we finalized plans to establish a new office in Beijing to provide a full range of professional services throughout China, with emphasis on serving the rapidly growing Chinese infrastructure market in energy and transportation industries, while targeting corporate environmental sustainability planning and sustainable supply chain operations. The addition of our Beijing office brings the number of offices we maintain in foreign countries to six, four of which—Brazil, China, India, and Russia—represent the countries with the most significant infrastructure development and climate change mitigation opportunities.

We continued to make significant progress on the largest housing reconstruction program in U.S. history. The Road Home program originally was projected to receive 123,000 applications and provide 100,000 grants to homeowners who suffered losses from Hurricanes Katrina and Rita in 2005. As 2008 closed, we had completed more than 120,000 grants, and did so ahead of the originally contracted schedule, putting approximately $7.5 billion into the hands of eligible homeowners—a testimony to the unwavering commitment and hard work of the ICF team.

Corporate Sustainability

We became one of the first professional services firms in the world to achieve carbon neutrality by combining new and existing energy efficiency measures and the purchase of high-quality carbon offsets. As a major provider of carbon mitigation and adaptation services, we led by example and made our facilities carbon neutral by following the same rigorous methodologies we advise for our clients. We were the only consulting firm recognized as one of the first 100 participants of the Climate Neutral Network, a United Nations initiative promoting global action toward low-carbon economies and societies. In addition, our employee-led Green Team was awarded second place in the Net Impact Green Challenge for internal corporate sustainability projects.

Our dedication to company-wide greening is matched by our encouragement of personal efforts. In 2008, we introduced our proprietary Web-based Do Your Part! program that offers a carbon calculator, goal-setting tool, and participation-tracking tool to help employees individually reduce their carbon footprint. Our 2009 goal is to have 20 percent of our employees participate in this program and for participants to reduce their greenhouse gas emissions by 10 percent.

Our People

In 2008, we continued our long tradition of hiring highly analytical, articulate people who have a vibrant interest in and commitment to our domain areas. Nearly 47 percent of our professional staff hold graduate degrees. Our people are insightful because of their multidisciplinary capabilities, yet savvy because of their relevant industry or government experience.

We are unique in the scale, breadth, and diversity of our expertise and the specialized communities of practice we have established within our workforce. It is difficult to find another firm in our key markets that has more than 1,000 people working on environmental issues, more than 700 dealing with energy topics, and 500 applying their high-end skills to improving health and human services. Not only do we understand the issues, and therefore the client mission, but we also have the tools and techniques to implement our advice to get the desired results for our clients. Our experience is practical, and clients appreciate that they do not have to educate us on their mission.

Currently, the average tenure among nearly 200 company officers is more than 12 years, and our employee turnover of 12.9 percent in our core business is significantly lower than that of our competitors. Retention is high because our people genuinely like the work they do and, quite simply, they find ICF to be a great place to work.

A Promising Outlook

While the current economic climate presents some challenges, I believe our core markets are aligned with the priorities of the Obama Administration, and our reputation for excellence should serve us well. Over the next decade, more government involvement is predicted in the energy and climate change; environment and infrastructure; health, human services, and social programs; and defense and homeland security arenas, while both government and industry will look for more sustainable ways of conducting business. I am confident we are in a strong position to leverage our intellectual property to take advantage of these expanded opportunities.

We have a realistic approach to investing for growth that is based on carefully managing risk and using resources optimally. As we move forward, we will consider our current mix of business and how to build on it best to meet our expansion goals. We will assess the external business environment and market conditions to identify the greatest opportunities for strategic growth. We will continue to formulate advice that is analytically sound, from a fact-based perspective that avoids advocacy and enables us to work across the entire spectrum of issues. Our services will be based on our strengths; we will, therefore, maintain preferred-partner status in our core markets, allowing us to provide a healthy return to shareholders. I believe that such goals will define the successful 21st century professional services firm.

Sudhakar Kesavan
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
APR 23 2009
Washington, DC
100

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to .

Commission File Number: 001-33045

ICF INTERNATIONAL, INC.
(Exact name of Registrant as specified in its charter)

SEC Mail Processing Section
APR 23 2009
Washington, DC
100

Delaware (State or other jurisdiction of incorporation or organization)	**22-3661438** (IRS Employer Identification Number)
9300 Lee Highway **Fairfax, VA** (Address of principal executive offices)	**22031** (Zip Code)

Registrant's telephone number, including area code:
(703) 934-3000

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
Common Stock, $0.001 par value	**The NASDAQ Stock Market LLC**

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of the last business day of the Registrant's most recently completed second fiscal quarter was approximately $119 million based upon the closing price per share of $16.62, as quoted on the NASDAQ Global Select Market on June 30, 2008. Shares of the outstanding common stock held by each executive officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 1, 2009, 15,148,447 shares of the Registrant's common stock, $0.001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference from the definitive proxy statement for the Annual Meeting of Stockholders expected to be held in June 2009.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Some of the statements in this Annual Report on Form 10-K constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. The factors described in Item 1A of Part I of this Annual Report on Form 10-K captioned "Risk Factors," or otherwise described in our filings with the SEC, as well as any cautionary language in this Annual Report on Form 10-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements, including but not limited to:

- changes in the economic and political climate that may affect spending patterns and priorities of our clients;
- failure by Congress or other governmental bodies to approve budgets in a timely fashion;
- our dependence on contracts with state and federal government agencies and departments for the majority of our revenue;
- performance by us and our subcontractors under a major contract with the State of Louisiana, Office of Community Development ("The Road Home contract");
- acceleration of performance and revenues under The Road Home contract, on the one hand, and significant audit risks associated with, and possible early termination of, The Road Home contract, on the other hand;
- uncertainty as to the costs associated with the conclusion of The Road Home contract and to what extent we will be able to replace the revenue generated by The Road Home contract as it winds down;
- results of government audits and investigations;
- effects of the economic downturn on the air transportation or energy sectors;
- failure to receive the full amount of our backlog;
- loss of members of management or other key employees;
- difficulties implementing our acquisition strategy; and
- difficulties expanding our service offerings and client base.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report on Form 10-K. We undertake no obligation to update these forward-looking statements, even if our situation changes in the future.

The terms "we," "our" and "us" as used throughout this Annual Report on Form 10-K refer to ICF International, Inc. and its consolidated subsidiaries, unless otherwise indicated.

PART I

ITEM 1. BUSINESS

COMPANY OVERVIEW

We provide management, technology, and policy consulting and implementation services to government, commercial, and international clients. We help our clients conceive, develop, implement, and improve solutions that address complex economic, social, and national security issues. Our services primarily address four key markets: energy and climate change; environment and infrastructure; health, human services, and social programs; and homeland security and defense. Increased government involvement in virtually all aspects of our lives has created opportunities for us to resolve issues at the intersection of the public and private sectors. We believe that demand for our services will continue to grow as government, industry, and other stakeholders seek to understand and respond to geopolitical and demographic changes, budgetary constraints, heightened environmental and social concerns, global climate change, and increasing globalization.

Our clients utilize our services because we combine diverse institutional knowledge and experience in their activities with the deep subject matter expertise of our highly educated staff, which we deploy in multi-disciplinary teams. Our federal government clients have included every cabinet-level department, including the Department of Health and Human Services ("HHS"), Department of Defense ("DoD"), Environmental Protection Agency ("EPA"), Department of Homeland Security ("DHS"), Department of Transportation ("DOT"), Department of Justice ("DOJ"), Department of Housing and Urban Development ("HUD"), and Department of Energy ("DOE"). U.S. Federal government clients generated approximately 36% of our revenue in 2008 and 27% of our revenue in 2007. Our largest state and local government client is the state of Louisiana. State and local government clients generated approximately 47% of our revenue in 2008, and approximately 65% of our revenue in 2007. The Road Home contract with the State of Louisiana accounted for approximately 38% of our revenue in 2008, and approximately 63% of our revenue in 2007. We also serve commercial and international clients, primarily in the air transportation and energy sectors, including airlines, airports, electric and gas utilities, oil companies, and law firms. Our commercial and international clients, including government clients outside the United States, generated approximately 17% of our revenue in 2008, and 8% of our revenue in 2007. We have successfully worked with many of our clients for decades, with the result that we have a unique and knowledgeable perspective on their needs.

Across our markets, we provide end-to-end services that deliver value throughout the entire life of a policy, program, project or initiative:

- **Advisory Services.** We help our clients analyze the policy, regulatory, technology, and other challenges facing them and develop strategies and plans for responding. Our advisory and management consulting services include needs and markets assessment, policy analysis, strategy and concept development, change management strategy, enterprise architecture, and program design.
- **Implementation Services.** We implement and manage technological, organizational, and management solutions for our clients, often based on the results of our advisory services. Our implementation services include information technology solutions, project and program management, project delivery, strategic communications, and training.
- **Evaluation and Improvement Services.** In support of advisory and implementation services, we provide evaluation and improvement services to help our clients increase the future efficiency and effectiveness of their programs. These services include program evaluation, continuous improvement initiatives, performance management, benchmarking, and return-on-investment analyses.

As of December 31, 2008, we had more than 3,000 employees, including many who are recognized thought leaders in their respective fields. We serve clients globally from our headquarters in the metropolitan Washington, D.C. area, our more than 50 domestic regional offices throughout the United States, and our international offices in London, Moscow, New Delhi, Rio de Janeiro, and Toronto. In January 2009, we announced the opening of our office in Beijing.

We generated revenue of $727.1 million and $697.4 in 2007 and 2008, respectively. Our total backlog was approximately $822.4 million and $817.3 million as of December 31, 2007, and December 31, 2008, respectively. See "—Contract Backlog" for a discussion of how we calculate backlog. See also our financial statements and the related notes included elsewhere in this Annual Report on Form 10-K.

OUR COMPANY INFORMATION

Our principal operating subsidiary was founded in 1969. ICF International, Inc. was formed as a Delaware limited liability company in 1999 under the name ICF Consulting Group Holdings, LLC in connection with the purchase of our business from a larger services organization. A number of our current senior managers participated in this buyout transaction along with private equity investors. We converted to a Delaware corporation in 2003 and changed our name to ICF International, Inc. in 2006.

We completed our initial public offering ("IPO") in October 2006. Since our IPO, we have completed several acquisitions, the most recent of which were the acquisitions of Simat, Helliesen & Eichner, Inc. in December 2007 and Jones & Stokes Associates, Inc. in February 2008, both of which are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions."

Our principal executive office is located at 9300 Lee Highway, Fairfax, Virginia 22031, and our telephone number is (703) 934-3000.

We maintain an internet Web site at www.icfi.com. We make available our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and other information related to us, free of charge, on this site as soon as reasonably practicable after we electronically file those documents with, or otherwise furnish them to, the Securities and Exchange Commission. Our internet Web site and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

MARKET OPPORTUNITY

An increasing number of complex, long-term factors are changing the way we live and the way government and industry must operate and interact. These factors include terrorism and changing national security priorities, increasing federal budget deficits, the need for emergency preparedness in response to natural disasters and threats to national security, rising energy demand, global climate change, aging infrastructure, environmental degradation, and an aging population and federal civilian workforce. Federal, state, and other governments react to these factors by evaluating, adopting, and implementing new policies, which drive government spending and the regulatory environment affecting industry. Industry, in turn, must adapt to this government involvement by realigning strategic direction, formulating plans for responding, and modifying business processes. Both the reaction by governments to these factors and the resulting impact on industry create opportunities for professional services firms that are expert in addressing issues at the intersection of the public and private sectors. Unless the context indicates otherwise, when we refer to "government" or "governments" in describing our business or clients, it includes U.S. federal, state, and local governments, as well as governments outside the United States.

Within the U.S. federal government, continuing budget deficits are forcing government departments and agencies to transform in order to provide more services with fewer resources. In addition, an aging workforce is retiring in large numbers from the federal government, resulting in diminished institutional knowledge and ability to perform services. This combination of forces provides opportunities for professional services firms with deep experience and expertise in the issues facing government and the ability to deliver innovative and transformational approaches to those issues. Further, these capabilities need to be combined seamlessly with strong information technology and other implementation skills. Governments at every level recognize the importance of information technology in fulfilling policy mandates, and there is increasing awareness among key government decision-makers that, to be effective, technology solutions need to be properly integrated with the affected people and processes.

Energy and Climate Change

Significant factors affecting suppliers, users, and regulators of energy are driving private sector demand for professional services firms with expertise in this market. Oil and gas supplies have become increasingly constrained, partly due to the need to source from politically sensitive or physically challenging regions. Climate change concerns are driving interest and investment in alternative fuels. Moreover, many industrialized countries are deregulating electric and gas utilities to stimulate competition at the generation, transmission, and retail levels. These factors, together with the continual search for alternative fuels, are driving profound and long-term restructuring in the energy industry.

Global climate change has become a key focus of the governments of most of the major economies, and reducing or offsetting greenhouse gas ("GHG") emissions is a critical priority in both the public and private sectors. Voluntary carbon markets are growing in the United States, climate change mitigation is a key priority of the new administration, and many international markets are already well-developed. Legislation in the United States is actively being considered at both the federal and state levels. Adjustment to public sector and consumer sensitivity to climate change is now becoming a key element of energy industry strategy. Entirely new markets are being created in response to problems associated with carbon emissions. Although the regulatory landscape in this area is still evolving, the need to address carbon and other harmful emissions has significantly changed the way the world's governments and industries interact.

Consumers of energy are also reacting to deregulated energy markets, increasing environmental constraints, and rising costs. Pressure is increasing to manage demand through energy efficiency programs, demand response, and peak load management. Government programs and public-private partnerships are becoming more prevalent, pursuing sometimes overlapping and conflicting goals, such as reducing national dependence on foreign energy sources, limiting the growth of domestic power generation and the resultant pollutants, and reducing electricity and gas costs for businesses and consumers.

Environment and Infrastructure

A growing awareness of, and concern about, the effects of global warming, continued environmental degradation, and depletion of key natural resources has increased demand for professional services that address these environmental issues. Furthermore, natural disasters such as Hurricane Katrina have underscored the importance of long-term stewardship, while environmental reviews of new facilities have become increasingly complex. Solutions to these environmental issues need to integrate an understanding of evolving regulations, demands for improved infrastructure, and economic incentives, while providing equitable treatment of the various constituents involved in the political discourse related to these solutions.

Environmental and public health services are also needed to help decision-makers keep pace with advances in science while developing public policies that are protective but not unduly restrictive. The private sector is anxious to bring new products to the market, including new pesticides and food additives, while product developers and regulators must perform human health and ecological risk assessments to ensure product safety. Product developers and regulators therefore must evaluate the environmental and public health tradeoffs of alternative materials used in manufacturing and new approaches for controlling air and water pollution. In addition, public policy priorities often create development pressures that present significant environmental challenges. For example, new energy demands foster the development of additional liquefied natural gas facilities and associated pipelines, as well as uranium enrichment and nuclear power facilities. Moreover, additional transportation infrastructure is required to meet needs for defense logistics, freight movements, and nuclear waste disposal. All of these pressures contribute to growing demand for firms with capabilities in environment and infrastructure.

Finally, important parts of the transportation infrastructure of the United States have suffered from under-investment for decades. The resurgence of city centers and rapid growth of international trade have put tremendous pressure on access points and exits around our major urban and port areas. In addition, throughout the world, pressures are being placed on government and industry to provide ground and air transportation in a more environmentally sound fashion. Both the public and private sectors will need assistance from experienced professional services firms that understand the economic, social, and environmental implications of the options available to improve the transportation infrastructure.

Health, Human Services, and Social Programs

A confluence of long-term factors is expected to drive an increased need for public spending in the United States on health, human services, and social programs, despite budgetary pressures. As the percentage of the population age 65 and older increases, so do the burdens on many public programs. Other major factors adding to pressure for more program support include continued immigration, more military personnel returning home with health and social service needs, faster population growth at the lowest income levels, and the rising cost of healthcare. Demand is also growing for professional services that plan for and respond to the health and social consequences of threats from terrorism, natural disasters, and epidemics.

We believe the resulting growth in demand for program services in this era of federal budget deficits will require agencies at all levels of government in the United States to utilize professional services firms with diverse expertise across social program areas. These areas include designing and enhancing programs to meet new threats; determining the effectiveness of programs; re-engineering current programs to increase efficiency (using both organizational and technology solutions); providing the required management and technical resources to support underlying knowledge management, training, and technical assistance; and managing widely dispersed people and information. In addition, we expect that government agencies in the United States will consolidate services with professional services firms with expertise across multiple social program areas to take advantage of best practices and extract additional efficiencies.

Homeland Security and Defense

Homeland security programs continue to drive budgetary growth at the federal level and are also receiving increasing funding in state and local budgets. Over the last few years, homeland security concerns have broadened to include areas such as health, food, energy, water, and transportation safety and involve all levels of government in the United States, as well as the private sector. For example, in the aftermath of Hurricanes Katrina and Rita, domestic government policy makers are reassessing the emergency management function of homeland security in order to refocus spending and support to respond to natural disasters. The increased dependence upon private sector personnel and organizations as first responders also requires a keen understanding of the diversity and relationships among various stakeholders involved in homeland security.

DoD is undergoing major transformations in its approach to strategies, processes, organizational structures, and business practices due to several complex, long-term factors. These factors include the changing nature of global security threats and enemies, the implications of the Information Age, community and family issues associated with globally deployed armed forces, the continued loss of professional capabilities in the military and senior civilian workforce through retirement, and budgetary pressures for efficiency because of resource demands in Iraq and Afghanistan. Other factors include the increasing complexity of war-fighting strategies, the need for real-time information sharing and logistics modernization, network-centric warfare requirements, and the global nature of combat arenas. DoD and state and local governments are also grappling with domestic and international disaster relief requirements.

Finally, significant opportunities lie at the intersection of homeland security and defense. We believe the strengthened ties among traditional defense requirements, homeland security support, disaster preparedness, and response and recovery create significant demands for professional services. We believe that a major emphasis will be in the areas of strategy, policy, planning, execution, and logistics, and that companies possessing deep domain expertise across these disciplines will be well positioned to partner with DoD, DHS, and state and local governments.

COMPETITIVE STRENGTHS

We possess the following key business strengths:

We have a highly educated professional staff with deep subject matter knowledge.

We possess strong intellectual capital that provides us with a deep understanding of policies, processes, and programs across our major markets. Our thought leadership is based on years of training, experience, and education. Our clients are able to draw on the in-depth knowledge of our subject matter experts and our corporate experience developed over decades of providing advisory services. As of December 31, 2008, approximately 43% of our professional staff, outside of The Road Home program implementation team, held post-graduate degrees in diverse fields such as economics, engineering, business administration, information technology, law, life sciences, and public policy. These qualifications, and the complementary nature of our markets, enable us to deploy multi-disciplinary teams to identify, develop, and implement solutions that are creative, pragmatic, and tailored to our clients' specific needs.

We believe our diverse range of markets, services, and projects provide a stimulating work environment for our employees and enhance their professional development. The use of multi-disciplinary teams provides our staff the opportunity to develop and refine common skills required in many types of engagements. Our approach to managing human resources fosters collaboration and significant cross-utilization of the skills and experience of both industry experts and personnel who can develop creative solutions by drawing upon their experiences in different markets. The types of services we provide, and the manner in which we do so, enable us to attract and retain talented professionals from a variety of backgrounds while maintaining a culture that fosters teamwork and excellence.

We have long-standing relationships with our clients.

We have a successful record of fulfilling our clients' needs, as demonstrated by our continued long-term client relationships. We have numerous contacts at various levels within our clients' organizations, ranging from key decision-makers to functional managers. We have advised EPA for more than 30 years, DOE for more than 25 years, and DoD for more than 22 years, and have multi-year relationships with many of our other clients. Such extensive experience, together with increasing on-site presence and prime contractor position on a substantial majority of our contracts, gives us clearer visibility into future opportunities and emerging requirements. In addition, as of December 31, 2008, more than 200 of our employees held active federal security clearances (with over 100 more employees having inactive clearances eligible for reinstatement), which affords us client access at appropriate levels and further strengthens our relationships. Our balance between defense and civilian agencies, our commercial presence, and the diversity of the markets we serve help mitigate the impact of annual shifts in our clients' budgets and priorities.

Our advisory services position us to capture a full range of engagements.

We believe our advisory approach, which is based on deep subject matter expertise and understanding of our clients' requirements and objectives, is a significant competitive differentiator that helps us gain access to key client decision-makers during the initial phases of a policy, program, project, or initiative. We use this expertise and understanding to formulate customized recommendations for our government and commercial clients. Because of our role in formulating initial recommendations, we are well-positioned to capture the implementation services that often result from our recommendations. Implementation services, in turn, allow us to hone our understanding of clients' requirements and objectives as they evolve over time. We use this understanding to provide evaluation and improvement services that maintain the relevance of our recommendations. In this manner, we believe we are able to offer end-to-end services across the entire life cycle of a particular policy, program, project, or initiative.

Our technology solutions are driven by our deep subject matter expertise.

We possess strong knowledge in information technology and a deep understanding of human and organizational processes. This combination of skills allows us to deliver technology-enabled solutions tailored to our clients' business and organizational needs. Government and commercial decision-makers have become increasingly aware that, to be effective, technology solutions need to be seamlessly integrated with people and processes. An example of such a technology-enabled solution that we have developed is CommentWorks, a Web-based tool that enables federal agencies to collect and process public comments in connection with rulemaking or other activities.

Our proprietary analytics and methods allow us to deliver superior solutions to clients.

We believe our innovative, and often proprietary, analytics and methods are key competitive differentiators because they improve our credibility with prospective clients, enhance our ability to deliver customized solutions, and enable us to deliver services in a more cost-effective manner than our competitors. We have developed industry-standard energy and environmental models such as IPM (Integrated Planning Model) and UAM (Urban Airshed Model), which are used by governments and commercial entities around the world for energy planning and air quality analyses, respectively. We also have developed a suite of proprietary climate change tools to help the private sector develop strategies for complying with GHG emission reduction requirements, including the K-PRISM project risk evaluation system and the International Carbon Pricing Tool. We maintain proprietary databases that we continually refine and that are available to be incorporated quickly into our analyses on client engagements. In addition, we use proprietary project management methodologies that we believe help reduce process-related risk, improve delivery, contain costs, and help meet our clients' tight timetables.

We are led by an experienced management team.

Our senior management team (consisting of some 212 officers) possesses extensive industry experience and has an average tenure of more than 12 years with our Company. This low turnover allows us to retain institutional knowledge. Our managers are experienced not only in generating business but also in successfully managing and executing advisory and implementation assignments. Our management team also has experience in acquiring other businesses and integrating those operations with our own. A number of our managers are industry-recognized thought leaders. We believe that our management's successful past performance and deep understanding of our clients' needs have been key differentiating factors in competitive situations.

STRATEGY

Our strategy to increase our revenue, grow our Company, and increase stockholder value involves the following key elements:

Strengthen our end-to-end service offerings

We plan to leverage our advisory services and strong client relationships to increase our revenue from implementation services, which include information technology solutions, project and program management, project delivery, strategic communications, and training. We have traditionally generated most of our revenue from advisory services, although, since the beginning of The Road Home contract in June 2006, most of our revenue has come from implementation services. We believe our advisory services provide us with insight and understanding of our clients' missions and goals and, as a result, position us to capture a greater portion of the implementation engagements that directly result from our advisory services. Expanding our client engagements into implementation, evaluation, and improvement services will increase the scale, scope, and duration of our contracts and thus accelerate our growth. However, we will need to undertake such expansion carefully to avoid actual, potential, and perceived conflicts of interest. See "Risk Factors—Risks Related to our Business—The diversity of the services we provide and the clients we serve may create actual, potential, and perceived conflicts of interest and conflicts of business that limit our growth and lead to liability for us."

Grow our client base and increase the scope of services provided to existing clients

We intend to grow our client base, while maintaining strong relationships with our current clients, by expanding our geographic presence domestically in the United States and internationally. Within the United States, we plan to increase our presence at key federal and state government client sites. Our strong record of past performance with government clients, highly skilled multi-disciplinary teams, and growing information technology implementation capabilities should facilitate this expansion. We also are increasing our presence in new locations through acquisitions to service commercial clients; for example, our 2007 acquisition of Simat, Helliesen & Eichner, Inc. ("SH&E") provided us with locations in New York and Cambridge, Massachusetts, and augmented our presence in London, while our 2008 acquisition of Jones & Stokes Associates, Inc. ("Jones & Stokes") expanded our presence in the western United States. We also intend to take advantage of the growing need for our climate change, energy, and environmental advisory services in Europe, Asia, and Latin America through our existing offices in these regions and our new office in Beijing, which we announced in January 2009. Expansion of our advisory services in these markets will help enhance our existing client relationships, reinforce our expertise in key markets that are global, broaden our client base, and set the stage for us to expand further into implementation and improvement services. In addition, we intend to invest in development and marketing initiatives to strengthen our brand recognition among potential clients. Finally, we intend to focus on additional opportunities in our existing client base by increasing the scope of our services, such as by identifying and offering clients new skill sets and implementation and improvement services that complement ongoing advisory services.

Expand into additional markets at the intersection of the public and private sectors

We have a strong record of providing services that address complex issues at the intersection of the public and private sectors, where experience with markets and public/private partnerships is valued. We are a specialized professional services firm working to improve the efficiency and effectiveness of government and government's role in influencing commercial activity. Our strength in these areas is represented, for example, by our strong presence in energy efficiency, climate change, and fostering communities of practice in transportation. We believe there are additional opportunities for us to expand into other markets that are affected by government involvement. In the next three to five years, we expect key markets for these opportunities to include education, social and criminal justice, and veterans' affairs. Although we believe we are well qualified to serve these additional markets, we have not yet fully capitalized on these additional opportunities and have only limited presence in these markets.

Focus on higher-margin projects

We plan to pursue higher-margin commercial projects and continue to shift our federal, state, and local government contract base to increase margins. In addition, we are expanding into other higher-margin commercial projects related to air transportation, climate change, and other environmental issues. In light of recent oil prices, their impact on other forms of energy, and the need for government and industry to react to these conditions, we view the energy industry as a particularly attractive market for us over the next decade, and we have strong global client relationships in this market. Historically, our margins on engagements in this market have been higher than those in our government business. We believe the size and scope of these assignments will grow in the future due to the major changes facing the energy industry. In addition, we will continue our efforts in federal, state, and local government markets to shift our contract mix from cost-based contracts toward fixed-price contracts and time-and-materials contracts, both of which, in our experience, typically offer higher margins.

Pursue strategic acquisitions

We plan to augment our organic growth with selected acquisitions. During the past few years, we have acquired a number of businesses, including: Synergy, Inc. ("Synergy") in January 2005; Caliber Associates, Inc. ("Caliber") in October 2005; Energy and Environmental Analysis, Inc. ("EEA") and Advanced Performance Consulting Group, Inc. ("APCG") in January 2007; Z-Tech Corporation ("Z-Tech") in June 2007; SH&E in December 2007; and Jones & Stokes in February 2008. Our more recent acquisitions are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions." We plan to continue a disciplined acquisition strategy to obtain new customers, increase our size and market presence, and obtain capabilities that complement our existing portfolio of services, while focusing on cultural compatibility and financial impact.

SERVICES AND SOLUTIONS

The following chart provides an overview of our end-to-end services and solutions in our four key markets.

	Advise	Implement	Improve
Energy and Climate Change	• Fuels, power, and water market analysis • Carbon emissions strategy • Demand management strategy • Mergers and acquisitions analysis	• Carbon credit project development • Energy efficiency program management • Energy market modeling • Regulatory and litigation support	• Carbon credit verification protocols • Energy efficiency program evaluation • Regulatory impact assessments • System impact and stability studies
Environment and Infrastructure	• Air quality, risk, and toxicity assessments • Natural resource planning • Environmental policy and planning • Transportation policy planning and design	• Complex environmental impact assessments • Environmental management information systems • Integrated program management • Regulatory program implementation	• Environmental impact mitigation • National Environmental Policy Act process streamlining • Program evaluation • Regulatory reinvention
Health, Human Services and Social Programs	• Economic development planning • Enterprise IT architecture • Housing program design • Policy analysis and needs assessments	• Technical assistance and clearinghouse operations • Health-related strategic communications • Personnel assessment systems • IT solutions	• Benchmarking and program evaluation • Curriculum development and training • Performance measurements and assessment • Survey design and development
Homeland Security and Defense	• Homeland security and defense strategic planning • Command & control concept and policy development • Domestic threat assessments • Enterprise IT architecture	• Emergency, disaster, and anti-terrorism preparedness programs • Enterprise IT solutions • Logistics and supply chain management solutions • War games, simulations, and experiments support	• Defense transformation initiatives • Emergency exercise evaluation • Human capital program evaluation • Technology and process improvements

Energy and Climate Change

We assist energy enterprises and energy consumers worldwide in their efforts to develop, analyze, and implement strategies related to their business operations and the interrelationships of those operations with the environment and applicable government regulations. Our clients include integrated energy enterprises, power developers, regulated electricity transmission and distribution companies, unregulated enterprises, municipal power authorities, energy traders and marketers, oil and gas exploration and production companies, gas transmission companies, pipeline developers, local distribution companies, industry associations, investors, financial institutions, law firms, and regulators in the United States and throughout the Americas, Europe, and Asia. We also support government and commercial clients in designing, implementing, and improving effective and innovative demand-side management strategies in a wide range of areas, including energy efficiency and peak load management.

For more than 25 years, we have helped commercial and regulatory clients in the energy sector deal with complex and challenging regulatory and litigation issues. We provide advisory services in asset and contract valuation, rate structure and price analysis, resource planning, market structures, and environmental compliance. Our expert testimony and support for scores of litigated cases reinforce our reputation for deep industry knowledge backed by our proprietary analytical models.

For more than 20 years, ICF International has supported public and private clients on issues related to global climate change. Over that time, ICF has amassed significant expertise addressing the emissions of GHGs in the public and private sectors. ICF offers a wide-range of climate-change-related advisory and implementation services, including climate strategy and policy, emissions inventory, carbon market analysis, mitigation, and corporate strategies to internalize the cost of emissions.

Environment and Infrastructure

For more than three decades, we have been providing services for the design, evaluation, and implementation of environmental policies and projects across all environmental media—land, air, and water. We work with government and commercial clients to assess, establish, and improve environmental policies using interdisciplinary skills ranging from finance and economics, to the earth and life sciences, to information technology and program management. Because of the wide range of potential environmental impacts of changes in transportation, energy, and other types of infrastructure, our in- depth environmental knowledge is often critical to providing comprehensive solutions. In addressing infrastructure issues, however, we go beyond environmental questions to address problems at the nexus of transportation, energy, economic development, and the environment. We have particular expertise in air transportation economics, safety, operations, and environmental issues. Our solutions are based on skills in transportation planning, urban and land use planning, environmental science, economics, information technology, financial analysis, policy analysis, and communications.

Health, Human Services, and Social Programs

We provide research, consulting, implementation, and improvement services that help government, industry, and other stakeholders develop and manage effective programs in the areas of health, human services, and social programs at the national, regional, and local levels. Clients utilize our services in this market because we have deep subject matter expertise in complex social areas, including education, children and families, public health, economic development, disaster recovery, housing and communities, military personnel recruitment and retention, and substance abuse. We partner with our clients in the public, private, and non-profit sectors to increase their knowledge base, support program development, enhance program operations, evaluate program results, and improve program effectiveness. For example, we help federal agencies such as HHS implement human and social programs by managing technical assistance centers, providing instructional systems, conducting studies and analyses, developing information technology applications, and managing clearinghouse operations. We also provide extensive training, technical assistance, and program analysis and support services for many of the housing and community development programs of HUD.

Currently, our largest single contract, representing approximately 38% of our revenue in 2008, is The Road Home contract for the State of Louisiana. As a result of Hurricanes Rita and Katrina, more than 200,000 homes and rental units were severely damaged or destroyed, leaving 780,000 Louisiana residents displaced. In response, The Road Home and other reconstruction programs were undertaken, funded primarily by HUD Community Development Block Grant funds. In 2006, our subsidiary, ICF Emergency Management Services, LLC ("ICF EMS"), was awarded a three-year contract to manage The Road Home program for the State of Louisiana's Office of Community Development. By the end of 2008, ICF EMS and its subcontractors had:

- Opened and operated 12 housing assistance centers in Louisiana and Texas to meet with applicants;
- Secured and trained a staff of more than 2,000, the majority of whom are Louisiana residents;

- Recorded more than 185,000 grant applications from homeowners (50% more than originally projected), a number of which were duplicates or ineligible;
- Closed on more than 121,000 applications, 20% more than originally projected;
- Conducted more than 1,800 meetings as part of a nation-wide outreach and public education campaign to provide information on The Road Home program; and
- Disbursed more than $7.5 billion of homeowner grants.

The total value of the contract over three years was initially $756 million. In December 2007, that ceiling was amended to $912 million to accommodate the increase in the size of the program. More than 40 subcontractors have performed a substantial portion of the work under the contract. The program is now winding down, and the Company's contract is scheduled to end in June 2009.

Homeland Security and Defense

At DHS, we are at the forefront of shaping and managing three critical programs to ensure the safety of communities today and in the future. We are a national leader in the development of critical infrastructure protection plans and processes; we are leading the support to establish goals and capabilities for national preparedness at all levels of government in the United States; and we manage the national program to test radiological emergency preparedness at the state and local levels in communities adjacent to nuclear power facilities. We support DoD by providing high-end strategic planning, analysis, and technology solutions in the areas of logistics management, operational support, and command and control. We also provide strong capabilities to the defense sector in environmental management, human capital assessment, military community research, and technology-enabled solutions.

CONTRACTS

Domestic government clients (including U.S. federal, state, and local governments), commercial clients, and international clients (including government clients outside the United States) accounted for approximately 92%, 6% and 2%, respectively, of our 2007 revenue and approximately 83%, 12%, and 5%, respectively, of our 2008 revenue. Our clients span a broad range of defense and civilian agencies and commercial enterprises. We had more than 2,500 active contracts during 2008, including task orders and delivery orders under General Services Administration Multiple-Award Schedule ("GSA Schedule") contracts, each of which we consider a separate contract. Our contract periods typically extend from one month to as much as seven years, including option periods. Many of our government contracts provide for option periods that may be exercised by the client. Our largest contract in 2008, The Road Home contract with the State of Louisiana, accounted for approximately 38% of our revenue for the year. In 2007, The Road Home contract accounted for approximately 63% of our revenue. In 2006, 2007, and 2008, no other single contract accounted for more than 2% of our revenue. Including The Road Home contract, our top 10 contracts in 2007 and 2008 collectively accounted for approximately 69% and 46%, of our revenue, respectively. In 2005 and 2006, during which we did not have The Road Home contract for the full year, our top 10 contracts accounted for approximately 22% and 46%, respectively, of our total revenue. The substantial increases from 2005 to 2006 and again from 2006 to 2007 were due to our award of The Road Home contract in June 2006. The decrease from 2007 to 2008 was primarily due to lower revenue on The Road Home contract. In 2008, we received approximately 38%, 9%, and 5% of our revenue, respectively, from our three largest clients, the State of Louisiana, HHS, and EPA. Most of our revenue is derived from prime contracts, which accounted for approximately 89%, 94% and 90% of our revenue for 2006, 2007, and 2008, respectively. Unless the context otherwise requires, we use the term "contracts" to refer to contracts and any task orders or delivery orders issued under a contract.

Our U.S. and international clients accounted for revenues of approximately $319.2 million and $12.1 million, respectively, in 2006; $711.1 million and $16.0 million, respectively, in 2007; and $664.7 million and $32.7 million, respectively, in 2008. Our U.S. clients include federal, state, and local governments and domestic commercial clients. Non-profit entities and universities are considered commercial clients. The World Bank, the International Monetary Fund, and the United Nations are considered international clients, while the State Department and the U.S. Agency for International Development are considered U.S. government clients. In general, a client is considered international if it is located outside the United States. If we are a subcontractor, then the client is not considered to be the prime contractor but rather the ultimate client receiving the services from the prime contractor team. Our foreign operations pose special risks, as discussed below in "Risk Factors—Risks Related to Our Business—Our international operations pose special and unusual risks to our profitability and operating results."

CONTRACT BACKLOG

We define *total backlog* as the future revenue we expect to receive from our contracts and other engagements. We generally include in backlog the estimated revenue represented by contract options that have been priced, but not exercised. We do not include any estimate of revenue relating to potential future delivery orders that might be awarded under our GSA Schedule contracts, other Indefinite Delivery/Indefinite Quantity ("IDIQ") contracts, or other contract vehicles that are also held by a large number of firms and under which potential future delivery orders or task orders might be issued by any of a large number of different agencies and are likely to be subject to a competitive bidding process. We do, however, include potential future work expected to be awarded under IDIQ contracts that are available to be utilized by a limited number of potential clients and are held either by us alone or by a limited number of firms.

We include expected revenue in *funded backlog* when we have been authorized by the client to proceed under a contract up to the dollar amount specified by our client, and this amount will be owed to us under the contract after we provide the services pursuant to the authorization. If we do not provide services authorized by a client prior to the expiration of the authorization, we remove amounts corresponding to the expired authorization from backlog. We do include expected revenue under an engagement in funded backlog when we do not have a signed contract if we have received client authorization to begin or continue working and we expect to sign a contract for the engagement. In this case, the amount of funded backlog is limited to the amount authorized. Our funded backlog does not represent the full revenue potential of our contracts because many government clients, and sometimes other clients, authorize work under a particular contract on a yearly or more frequent basis, even though the contract may extend over several years. Most of our services to commercial clients are provided under contracts with relatively short durations. As a consequence, our backlog attributable to these clients is typically reflected in funded backlog and not in unfunded backlog.

We define *unfunded backlog* as the difference between total backlog and funded backlog. Our revenue estimates for purposes of determining unfunded backlog for a particular contract are based, to a large extent, on the amount of revenue we have recently recognized on that contract, our experience in utilizing contract capacity on similar types of contracts, and our professional judgment. Our revenue estimate for a contract included in backlog is sometimes lower than the revenue that would result from our client utilizing all remaining contract capacity.

Although we expect our contract backlog to result in revenue, the timing of revenue associated with both funded and unfunded backlog will vary based on a number of factors, and we may not recognize revenue associated with a particular component of backlog when anticipated, or at all. Our government clients generally have the right to cancel any contract, or ongoing or planned work under any contract, at any time. In addition, there can be no assurance that revenue from funded or unfunded backlog will have similar profitability to previous work or will be profitable at all. Generally speaking, we believe the risk that a particular component of backlog will not result in future revenue is higher for unfunded backlog than for funded backlog. See "Risk Factors—Risks Related to Our Business—We may not receive revenue corresponding to the full amount of our backlog, or may receive it later than we expect, which could materially and adversely affect our revenue and operating results."

Our estimates of funded, unfunded, and total backlog at the dates indicated were as follows:

	December 31,		
	2008	2007	2006
		(In millions)	
Funded	$426.6	$522.2	$762.9
Unfunded	390.7	300.2	208.9
Total	$817.3	$822.4	$971.8

The backlog estimates at December 31, 2008, include funded backlog of approximately $60.3 million associated with The Road Home contract, which is scheduled to end in June 2009.

BUSINESS DEVELOPMENT

Our business development efforts are critical to our organic growth. A firm-wide business development process, referred to as the Business Development Life Cycle ("BDLC"), is used to guide sales activities in a disciplined manner from lead identification, through lead qualification, to capture and proposal. An internally developed, Web-based tool is used to track all sales opportunities throughout the BDLC, as well as to manage our aggregate sales pipeline. Major sales opportunities are each led by a capture manager and are reviewed by management during their lifecycle to ensure alignment with our corporate strategy and effective use of resources.

Business development efforts in priority market areas, which include some of our largest federal agency accounts (DoD, DHS, and EPA) and our commercial business, are executed through account teams, each of which is headed by a corporate account executive and supported by dedicated corporate business development professionals and senior staff from the relevant operating units. Each account executive has significant authority and accountability to set priorities and bring to bear the correct resources. Each team participates in regular executive reviews. This account-based approach allows deep insight into the needs of our clients. It also helps us anticipate their evolving requirements over the coming 12 to 18 months and position ourselves to meet those requirements. Each of our operating units is responsible for maximizing sales in our existing accounts and finding opportunities in closely related accounts. Their efforts are complemented by our corporate business development function, which is responsible for large and strategically important pursuits.

The corporate business development function also includes a market research and competitive intelligence group, a proposal management group, and a strategic capture unit. In addition, we have a marketing and communications group that is responsible for our Web site, press releases, sales collateral, and trade show management. Pricing is not handled by the corporate business development function. Our contracts and administration function leads our pricing decisions in partnership with the business development account teams and operating units.

COMPETITION

We operate in a highly competitive and fragmented marketplace and compete against a number of firms in each of our four key markets. Some of our principal competitors include: Abt Associates Inc.; BearingPoint, Inc.; Booz Allen Hamilton, Inc.; Cambridge Systematics, Inc.; CRA International, Inc.; Eastern Research Group, Inc.; ENTRIX, Inc.; L-3 Communications Corporation; Lockheed Martin Corporation; Navigant Consulting, Inc.; Northrop Grumman Corporation; PA Consulting Group; SAIC, Inc.; Research Triangle Institute; SRA International, Inc.; and Westat, Inc. In addition, within each of our four key markets, we have numerous smaller competitors, many of which have narrower service offerings and serve niche markets. Some of our competitors are significantly larger than us and have greater access to resources and stronger brand recognition than we do. See "Risk Factors—Risks Related to Our Business—We face intense competition from many firms that have greater resources than we do, which could result in price reductions, reduced profitability, and loss of market share."

We consider the principal competitive factors in our market to be client relationships, reputation and past performance of the firm, client references, technical knowledge and industry expertise of employees, quality of services and solutions, scope of service offerings, and pricing.

INTELLECTUAL PROPERTY

We own a number of trademarks and copyrights that help maintain our business and competitive position. We have no patents. Sales and licenses of our intellectual property do not comprise a substantial portion of our revenue or profit; however, this situation could change in the future. We rely on the technology and models, proprietary processes, and other intellectual property we own or have rights to use in our analyses and other work we perform for our clients. We use these innovative, and often proprietary, analytical models and tools throughout our service offerings. Our domestic and overseas staff regularly maintain, update, and improve these models based on our corporate experience. In addition, we sometimes retain limited rights in software applications we develop for clients. We use a variety of means to protect our intellectual property, as discussed in "Risk Factors—Risks Related to Our Business—We depend on our intellectual property and our failure to protect it could enable competitors to market services and products with similar features, which may reduce demand for our services and products," but there can be no assurance that these will adequately protect our intellectual property.

EMPLOYEES

As of December 31, 2008, we had approximately 3,000 benefits-eligible (full-time and regular part-time) employees and approximately 600 non-benefits-eligible (variable part-time) employees. As of December 31, 2008, outside of The Road Home program implementation team, approximately 43% of our benefits-eligible staff held post-graduate degrees in diverse fields such as economics, engineering, business administration, information technology, law, life sciences, or public policy, and approximately 86% held a bachelor's degree or equivalent or higher. More than 200 of our employees hold an active federal security clearance, and over 100 additional employees hold an inactive clearance eligible for reinstatement.

Our professional environment encourages advanced training to acquire industry-recognized certifications, rewards strong job performance with advancement opportunities, and fosters ethical and honest conduct. Our salary structure, incentive compensation, and benefit packages are competitive within our industry.

ITEM 1A. RISK FACTORS

RISKS RELATED TO THE ROAD HOME CONTRACT

In June 2006, our subsidiary, ICF EMS, was awarded a contract by the State of Louisiana, Office of Community Development, to manage a program designed primarily to help homeowners and landlords of small rental properties affected by Hurricanes Rita and Katrina by providing them compensation for the repair, rebuilding, or relocation of homes and small rental properties for uninsured, uncompensated damages. The contract has a stated term of three years, but due to the acceleration of the program, spending has not been evenly distributed over the contract term, and we have earned revenues faster than we originally projected. This program acceleration, together with the challenges of predicting potential future program changes, has made it difficult for us to forecast the revenues and earnings associated with the contract, and has accelerated to earlier periods our need to win new business to replace the revenue from the contract. The Road Home contract accounted for approximately 63% of our revenue for 2007 and approximately 38% of our revenue for 2008. We expect it to continue to be our largest contract in 2009, even though it is scheduled to end in June 2009.

The Road Home contract has provided us with significant opportunities, but it has also created substantial risks, including those described below. If we are unable to satisfy the requirements of The Road Home contract, our profitability could be reduced and we could suffer a loss. In addition, the contract could be terminated for a number of reasons, including for cause, for convenience, or for lack of sufficient grant monies. Adverse publicity surrounding this contract, or its premature termination, could damage our reputation and our ability to win future assignments, and could adversely affect our stock price. In short, The Road Home contract significantly increases the risk profile of our business.

The Road Home contract entails substantial funding and performance risks.

The contract contemplates three phases of work. Phase One extended from June through October 2006, and Phase Two began in October 2006. Phase Three began in 2009. Although contract amendments were executed for Phases Two and Three in October 2006 and December 2007, there is no assurance that the State of Louisiana will continue to fund the contract, particularly if it is not satisfied with our performance or our subcontractors' performance.

The project's complexity presents a number of performance and management risks. For example, we must manage a large staff working under difficult deadlines and intense public scrutiny. We must also manage many subcontractors who collectively perform a substantial portion of the work on the contract. Effectively organizing and managing these subcontractors presents an ongoing performance challenge.

Other performance challenges include ensuring that applications for the programs are processed and funds are disbursed in a timely fashion, developing and implementing means of detecting and deterring fraud and theft by actual and purported beneficiaries of the programs and others without unduly delaying program implementation, ensuring the physical safety of all those working on the program, and complying with a significant number of federal and state legal requirements, some of which have changed since the contract started. Processing each application from a homeowner involves many different, inter-related steps for which we are responsible, including: meeting with each applicant in person to ensure that the required information has been provided; visiting each property; determining the pre-storm value and extent of damage; obtaining information from numerous sources concerning insurance benefits and other compensation already received by each applicant; verifying that the applicant owned and occupied the home as his or her main residence at the time of the storm; calculating benefits under the different options available to each applicant; handling applicant concerns; requesting funding for the grant award; and conducting a closing to disburse the funds based on the option selected by the homeowner. Lastly, we are responsible for supporting the many activities required for a transition of the program before the end of our contract, including the transfer of millions of hard-copy and electronic records to the state during the closeout phase of the project. To accomplish all of these steps, we have had to develop, implement, and maintain a reliable, secure management information system.

For the Small Rental Property Program, additional challenges include conducting lead inspections for properties constructed prior to 1978, gathering property environmental and historical information, and conducting a final inspection to verify compliance with all the terms of the grant award.

The State of Louisiana has the right to cancel The Road Home contract, a right it could exercise at any time, but particularly if we fail to perform or are simply perceived as failing to perform under the contract, whether or not we are actually in compliance with its terms. Any termination of the contract or significant change in it could have an adverse effect on our operating results and stock price. Any termination of the contract would also likely result in substantial disputes and litigation with the State of Louisiana and others and would divert management attention from other matters. Even a threat or perceived threat of such action could adversely affect our stock price and be a distraction to management.

The Road Home contract presents both pricing and financial risks.

The Road Home contract has a fixed-price component. There is no assurance that this component will yield any profit, and it could result in a loss. In addition, the State of Louisiana is compensating us for services being provided under the contract based on hourly rates and unit prices, and there can be no assurance that we can profitably perform these services for such rates and unit prices. Some of these hourly rates and unit prices have changed during the course of the performance of the contract, and future negotiations with the state could result in additional changes in such rates and prices during the remainder of the contract, further increasing this risk.

The Road Home contract has been amended to include performance measures, with financial penalties for failure to achieve these measures. We have, in fact, been subject to some of these penalties. Although contract modifications must be agreed to by both parties, in the future, the contract could be further amended in ways that prove to be unfavorable to us. There is, therefore, no assurance that this contract can be performed profitably. Because of the size of The Road Home contract, poor financial results from this contract would adversely affect our overall operating results and the value of our stock.

The Road Home contract exposes us to many different types of liability, some of which could be substantial.

- Homeowners, rental housing owners, or others dissatisfied with the amount of money they have received from, or their treatment under, this program may take action against the State of Louisiana and us, including possible class action or other substantial litigation. These actions could disrupt the program significantly by diverting substantial management time and resources and could result in substantial liability for us. Lawsuits have been filed; however, these suits have not disrupted the program to date.
- Due to the acceleration of the program, we have terminated employees working under The Road Home contract earlier than initially anticipated. Some of those former employees have taken action against us, and more actions may be instituted, whether or not merited, including possible class action or other litigation.
- Although much of the work under the contract has been and will be performed by subcontractors, the State of Louisiana considers us responsible for the timely, satisfactory performance of all aspects of the contract, as is typical for prime contractors.
- We and our subcontractors gather and maintain sensitive information concerning potential and actual program participants. Failure to maintain and secure such information properly and failure to take appropriate action to prevent fraud could result in substantial liability for us.
- Although the contract provides that, with several exceptions, we may charge as an expense under the contract reasonable costs and fees incurred in defending and paying claims brought by third parties arising out of our performance, there can be no assurance that all of our costs and fees will be reimbursed. The contract also provides that we will indemnify the State of Louisiana for certain liabilities. Such liabilities could be substantial and exceed the amounts of, or may not be covered by, available insurance.
- There is a risk that reimbursement will be sought from us for any excess amounts paid to grant recipients and for the costs to re-perform certain services.

Because of its nature, size, and scope, The Road Home contract subjects us to increased public scrutiny and pressure, particularly to operate at a fast pace, as well as to numerous additional audits, reviews, and investigations, all of which divert management attention and increase our costs.

The Road Home contract may be the largest non-construction contract ever awarded by the State of Louisiana. As a result, members of both the executive and legislative branches of the state government have paid, and will continue to pay, substantial attention to this contract. Both houses of the state legislature have held numerous hearings at which our management has been asked to testify. Changes in the state legislature and the Louisiana Recovery Authority during the term of our contract have also led to increased scrutiny of The Road Home contract and our efforts related to it. We expect that there will continue to be intense public and political pressure associated with The Road Home contract, particularly to continue to operate the program and execute a smooth transition of the program at a fast pace.

In addition, the contract has been, and we expect it to continue to be, audited, investigated, reviewed, and monitored frequently by federal and state authorities and their representatives. For example, we have recently responded to inquiries about the program from the U.S. Government Accountability Office. These activities consume significant management time and effort; further, we are obligated to support audits for approximately five years after the contract. Despite our best efforts, there is no assurance that these audit and review activities will not yield adverse results or publicity. The large number of parties scrutinizing our performance under The Road Home contract significantly heightens the risk of adverse findings. Such findings from any audit, investigation, review, monitoring, or similar activity could subject us to civil and criminal penalties and administrative sanctions from state or federal authorities, including partial or complete termination of The Road Home contract, repayments of amounts already received under the contract, forfeiture of profits, suspension of payments, fines, claims for reimbursement for the costs resulting from any errors or omissions in our performance under the contract, and suspension or debarment from doing business with the State of Louisiana or federal agencies and departments, any of which could substantially adversely affect our reputation, our revenue and operating results, and the value of our stock.

The work performed under this contract is of significant public interest: encouraging homeowners and rental housing landlords to rebuild in Louisiana. The media in Louisiana, especially newspapers and radio networks, have covered this program closely. Adverse publicity associated with complaints from homeowners, citizen action groups, rental housing owners, terminated employees under the program, and others is likely to harm our reputation, even if we are implementing the contract consistent with its terms and conditions. This negative publicity might bring, as it has in the past, increased public pressure on state officials and disrupt contract implementation while senior management deals with the effects of such publicity. In the past, negative publicity has had an adverse effect on our stock price.

The Road Home contract has increased our working capital needs, and failure by the State of Louisiana to pay our invoices in a timely manner could further increase these needs and could adversely affect our operating results and stock price.

Although The Road Home contract includes payment provisions that we believe are reasonable, the contract has increased our working capital needs. The contract contemplates that we will provide invoices twice per month (we have actually sent invoices weekly since the second quarter of 2007) and that the state will make every reasonable effort to make payments within 25 days of receiving an invoice, but not all of our invoices have been paid in full in that period. Because of the extraordinary nature and size of the contract, we cannot predict its effect on our working capital. Our future working capital needs could vary greatly depending on the timing of payments by the state or our need to pay The Road Home staff and subcontractors. Particularly if there is an early termination of the program, or as the contract reaches its scheduled conclusion, we would anticipate a greater chance of disputes regarding payment terms and amounts as the parties approach the end of the contract. Such disputes and termination risks would exacerbate our working capital needs in the event of de-mobilizing to exit the contract.

In November 2008, the state began withholding certain fixed payments that are specified in the contract and required to be made by the state to us. As a result of these actions by the state, we have withheld certain payments from our subcontractors, which may affect our relationships with them and may result in action by them against us. We cannot predict if and when the state will make the payments that have been withheld or if and when the state may decide to withhold other required payments. The state's failure to make these payments could have a substantial, adverse effect on our reputation, relationships with other firms, cash flow, operating results, and stock price.

As revenue from The Road Home contract decreases over time, our operating results will be adversely affected if we cannot replace that revenue, either by organic growth, acquisitions, or other investments.

In October 2006, we began work on Phase Two, the production phase, of The Road Home contract. Subsequently, the State of Louisiana demanded that we accelerate our efforts on the contract in order for applications to be processed more quickly. The start-up of production, together with this acceleration, resulted in increased revenue in the fourth quarter of 2006 and all of 2007, with lower revenue from this contract in 2008. With the scheduled completion of the contract in June 2009, we expect substantially lower revenue from it in 2009, not only because there will be less than six months of contract performance in 2009, but also because the acceleration of our work caused a proportionately higher fraction of the contract to be performed in earlier periods. If we are unable to replace this revenue with new contracts (whether in our existing businesses or from different services, clients, practice areas, offices, geographic focus, or otherwise) or from acquisitions or other investments, our operating results will be adversely affected and our stock price could decline.

The Road Home contract is vulnerable to fraud.

As with any compensation program, The Road Home contract is susceptible to fraud by employees, applicants, and others, and our failure to take appropriate actions to prevent fraud could result in substantial liability. Although we have identified some individuals who have attempted to defraud the program, in management's opinion, to date, none of their actions has had a material effect on the program, the Company, or our financial reporting.

The conclusion of the contract poses operating and financial risks.

The Road Home contract is scheduled to end in June 2009. Our remaining work under the contract includes processing the remaining applications and executing a transition of the program to the State of Louisiana and its other contractors. This transition is complex, and there is no assurance that we can complete it on time, profitably, at the expected level of costs, or to the satisfaction of our client, especially given our dependence on timely actions and decisions by a number of other parties.

In addition, we have never wound down or closed out a contract or program of the size or complexity of The Road Home contract. We may, therefore, underestimate the resources, costs, or time to do so. We also may face disputes and litigation with the State of Louisiana, our subcontractors, our employees, program participants, and others as we complete our work, de-mobilize, shut down facilities, and close out our contracts with the state and our subcontractors. Additionally, the state may withhold payments due to us at the same time that we may be required to make payments to employees, subcontractors, and others. Any or all of these outcomes could distract our management, damage our reputation, increase our working capital needs, adversely affect our operating results, and cause our stock price to decline.

The legislature and administration of the State of Louisiana may take actions affecting The Road Home program.

In late 2007, over a year after The Road Home contract was awarded to us, Louisiana conducted its statewide elections, resulting in changes to its legislature and a new governor. The legislature is scheduled to begin its 2009 session before the end of our contract. The legislature and/or executive branches of government could take actions concerning The Road Home program or contract that affect us and could adversely affect our reputation, revenues, profits, cash flows, and stock price.

RISKS RELATED TO CHANGES IN ECONOMIC AND POLITICAL CLIMATE

Current or worsening economic conditions could adversely affect our business.

The United States and global economies are currently experiencing a period of substantial economic uncertainty with wide-ranging effects, including the current disruption in global financial markets. Possible effects of these economic events are described in some of the risk factors described below, including those relating to levels and priorities of federal and state spending, access to capital and credit markets, effects on commercial and other clients, and potential impairment of goodwill and other long-lived assets. Although governments worldwide, including the federal government, have initiated actions in response to the current situation, we are unable to predict the impact, severity, and duration of these economic conditions. We believe that our industry is less likely than some other industries to be adversely impacted by the factors affecting business and consumer spending generally. Accordingly, we believe that we continue to be well-positioned in the current economic environment as a result of historic demand factors affecting our industry, the diversity of our service offerings, the nature of our contracts, and our sources of liquidity. However, we cannot assure you that the economic environment or other factors will not adversely impact our business, financial condition, results of operations, or cash flows.

The combination of the adverse economic climate and challenges faced by federal and state governments could result in changes in spending priorities and adversely affect our ability to grow or maintain our revenues and profitability.

The combined effect of the challenging economic climate, related budgetary pressures at the federal and state levels, the new presidential administration in the United States that may have, or be forced to have, different spending priorities, including a focus on economic stimulus and regulatory reform, and changes in the composition of the U.S. Congress, may affect agencies, departments, projects, or programs we support, or that we may seek to support in the future. The programs and projects we support must compete with other programs and projects for consideration during budget formulation and appropriation processes, and may be impacted by the general economic conditions. Budget decisions made in this environment are difficult to predict and may have long-term consequences for certain programs and projects. We believe that many of the programs and projects we support are a high priority, and that changing priorities may present opportunities for us, but there remains the possibility that one or more of the programs and projects we support will be reduced, delayed, or terminated. Reductions in, or delays or terminations of, any of the existing programs or projects we support, unless offset by other programs, projects, or opportunities, could adversely affect our ability to grow or maintain our revenues and profitability. We are focused on meeting these challenges and taking advantage of related opportunities. If we are not successful in this effort, we may not be able to grow or maintain our revenues and profitability.

The change in presidential administration could adversely affect our business.

Although we provide services in many of the areas that we believe may become priorities for the new administration, there can be no assurance either that these areas actually will receive substantial resources or that any resources committed to them will result in additional work for us. Additionally, many contractors will be competing for the same limited resources. It may also be some time before the key staff and decision-makers are in place in the new administration to make the decisions to commit resources to agencies, departments, projects, or programs we support. In the meantime, planned, current, and future additional spending could be slowed or delayed.

Current levels of market volatility are unprecedented, and adverse capital and credit market conditions may affect our ability to access cost-effective sources of funding.

The capital and credit markets recently have been experiencing extreme volatility and disruption. Liquidity has contracted significantly, borrowing rates have increased, and borrowing terms have become more restrictive. Historically, we have believed that we could access these markets to support our business activities, including operations, acquisitions, and refinancing debt. In the future, we may not be able to obtain credit or capital market financing on acceptable terms, or at all, which could have an adverse effect on the our financial position, results of operations, and cash flows. In addition, the state of the capital and credit markets could also affect other entities with which we do business, including our commercial and other clients and our suppliers, subcontractors, and team members, which could also have an adverse effect on our financial position, results of operations, and cash flows.

RISKS RELATED TO OUR INDUSTRY

We rely substantially on government clients for our revenue, and government spending priorities may change in a manner adverse to our business.

We derived approximately 49%, 27%, and 36% of our revenue for 2006, 2007, and 2008, respectively, from contracts with federal agencies and departments, and approximately 40%, 65%, and 47% of our revenue from contracts with state and local governments in 2006, 2007, and 2008, respectively. In 2008, approximately 38% of our revenue was from The Road Home contract with the State of Louisiana. Virtually all of our major government clients have experienced reductions in budgets at some time, often for a protracted period, and we expect similar reductions in the future. Most states are not permitted to operate with budget deficits, and nearly all states face considerable challenges in balancing budgets that anticipate reduced revenues. In addition, the Office of Management and Budget may restrict expenditures by our federal clients. Recent federal, state, and local elections could also affect spending priorities and budgets at all levels of government. In addition, the current national and worldwide economic downturn may result in changes in government priorities in ways that could be disadvantageous to us. For example, addressing the financial crisis and economic downturn will require use of substantial government resources, which may lower the amounts available for agencies, departments, projects, or programs we support. In addition, some governments may not have sufficient resources to continue spending at previous levels. A decline in expenditures, or a shift in expenditures away from agencies, departments, projects, or programs that we support, whether to pay for other projects or programs within the same or other agencies or departments, to reduce budget deficits, to fund tax reductions, or for other reasons, could materially adversely affect our business, prospects, financial condition, or operating results. Moreover, the perception that a cut in appropriations and spending may occur could adversely affect investor sentiment about our stock and cause our stock price to fall.

The failure of Congress to approve budgets in a timely manner for the federal agencies and departments we support could delay and reduce spending and cause us to lose revenue and profit.

On an annual basis, Congress must approve budgets that govern spending by each of the federal agencies and departments we support. When Congress is unable to agree on budget priorities, and thus is unable to pass the annual budget on a timely basis, it typically enacts a continuing resolution. Continuing resolutions generally allow federal agencies and departments to operate at spending levels based on the previous budget cycle. When agencies and departments must operate on the basis of a continuing resolution, funding we expect to receive from clients for work we are already performing and new initiatives may be delayed or cancelled. Thus, the failure by Congress to approve budgets in a timely manner can result in either loss of revenue and profit in the event federal agencies and departments are required to cancel existing or new initiatives, or the deferral of revenue and profit to later periods due to delays in implementing existing or new initiatives. The budgets of many of our state and local government clients are also subject to similar budget processes, and thus subject us to similar risks and uncertainties.

Our failure to comply with complex laws, rules, and regulations relating to government contracts could cause us to lose business and subject us to a variety of penalties.

We must comply with laws, rules, and regulations relating to the formation, administration, and performance of government contracts, which affect how we do business with our government clients and impose added costs on our business. Each government client has its own laws, rules, and regulations affecting its contracts. Among the more significant strictures affecting federal government contracts are:

- the Federal Acquisition Regulation, and agency regulations analogous or supplemental to it, which comprehensively regulate the formation, administration, and performance of federal government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with some contract negotiations;
- the Procurement Integrity Act, which, among other things, defines standards of conduct for those attempting to secure federal contracts, prohibits certain activities relating to federal procurements, and limits the employment activities of certain former federal employees;
- the Cost Accounting Standards, which impose accounting requirements that govern our right to payment under federal contracts; and

- laws, rules and regulations restricting (i) the use and dissemination of information classified for national security purposes, (ii) the exportation of specified products, technologies, and technical data, and (iii) the use and dissemination of sensitive but unclassified data.

The federal government and other governments with which we do business may in the future change their procurement practices and/or adopt new contracting laws, rules and/or regulations, including cost accounting standards, that could be costly to satisfy or that could impair our ability to obtain new contracts. Any failure to comply with applicable strictures could subject us to civil and criminal penalties and administrative sanctions, including termination of contracts, repayment of amounts already received under contracts; forfeiture of profits; suspension of payments; fines and suspension or debarment from doing business with federal and even state and local government agencies and departments, any of which could substantially adversely affect our reputation, our revenue, our operating results, and the value of our stock. Failure to abide by laws applicable to our work for governments outside the United States could have similar effects on that portion of our business. Unless the content requires otherwise, we use the term "contracts" to refer to contracts and any task orders or delivery orders issued under a contract.

Unfavorable government audit results could force us to adjust previously reported operating results, could affect future operating results, and could subject us to a variety of penalties and sanctions.

The federal government and many states, including Louisiana, audit and review our contract performance, pricing practices, cost structure, financial responsibility, and compliance with applicable laws, regulations, and standards. Like most major government contractors, we have our business processes, financial information, and government contracts audited and reviewed on a continual basis by federal agencies, including the Defense Contract Audit Agency. Audits, including audits relating to companies we have acquired or may acquire or subcontractors we have hired or may hire, could raise issues that have significant adverse effects on our operating results. For example, audits could result in substantial adjustments to our previously reported operating results if costs that were originally reimbursed, or that we believed would be reimbursed, are subsequently disallowed. In addition, cash we have already collected may need to be refunded, past and future operating margins may be reduced, and we may need to adjust our practices, which could reduce profit on other past, current, and future contracts. Moreover, a government agency could withhold payments due us under a contract pending the outcome of any investigation with respect to a contract or our performance under it.

If a government audit, review, or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, repayment of amounts already received under contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with federal and even state and local government agencies and departments. We may also lose business if we are found not to be sufficiently financially responsible. In addition, we could suffer serious harm to our reputation and our stock price could decline if allegations of impropriety are made against us, whether or not true. Federal audits have been completed on our incurred contract costs only through 2006; audits for costs incurred on work performed since then have not yet been completed. In addition, non-audit reviews by the government may still be conducted on all our government contracts.

If we are suspended or debarred from contracting with the federal government generally, or any specific agency, if our reputation or relationship with federal or state agencies and departments is impaired, or if the federal Louisiana government or other state governments otherwise cease doing business with us or significantly decrease the amount of business they do with us, our revenue and operating results would be materially harmed.

Our government contracts contain provisions that are unfavorable to us and permit our government clients to terminate our contracts partially or completely at any time prior to completion.

Our government contracts contain provisions not typically found in commercial contracts, including provisions that allow our clients to terminate or modify these contracts at the government's convenience upon subsequent allocation of funding by the procuring agency to the contract. Our estimate of the portion of backlog that we expect to recognize as revenue in any future period is likely to be inaccurate because the receipt and timing of this revenue often depends on subsequent appropriation and allocation of funding and is subject to various contingencies, such as timing of task orders and delivery orders, many of which are beyond our control. In addition, we may never receive revenue from some of the engagements that are included in our backlog, and this risk is greater with respect to unfunded backlog.

The actual receipt of revenue on engagements included in backlog may never occur or may change because client priorities could change, a program schedule could change, the program could be canceled, the government agency or other client could elect not to exercise renewal options under a contract or could select other contractors to perform services, or a contract could be reduced, modified, or terminated. We adjust our backlog periodically to reflect modifications to or renewals of existing contracts, awards of new contracts, or approvals of expenditures. In addition, the maximum contract value specified under a contract awarded to us does not necessarily indicate the revenue we will realize under that contract. We also derive revenue from IDIQ contracts, which typically do not require the government to purchase a specific amount of goods or services under the contract other than a small minimum quantity. If we fail to realize revenue corresponding to our backlog, our revenue and operating results for the then current fiscal period, as well as future reporting periods, could be materially adversely affected.

Because much of our work is performed under task orders, delivery orders, and short-term assignments, we are exposed to the risk of not having sufficient work for our staff, which can affect revenue and profit.

We perform some of our work under short-term contracts. Even under many of our longer-term contracts, we perform much of our work under individual task orders and delivery orders, many of which are awarded on a competitive basis. If we cannot obtain new work in a timely fashion, whether through new contracts, task orders, or delivery orders, modifications to existing contracts, task orders, or delivery orders, or otherwise, we may not be able to keep our staff profitably utilized. It is difficult to predict when such new work or modifications will be obtained. Moreover, we need to manage our staff carefully to ensure that those with appropriate qualifications are available when needed and that staff do not have excessive down-time when working on multiple projects, or as projects are beginning or nearing completion. There can be no assurance that we can profitably manage the utilization of our staff. In the short run, our costs are relatively fixed, so lack of staff utilization hurts revenue, profit, and operating results.

Loss of key members of our senior management team could impair our relationships with clients and disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, particularly Sudhakar Kesavan, our Chief Executive Officer; John Wasson, our Chief Operating Officer; and Alan Stewart, our Chief Financial Officer. We rely on our senior management to generate business and manage and execute projects and programs successfully. In addition, the relationships and reputation that many members of our senior management team have established and maintain with client personnel contribute to our ability to maintain good client relations and identify new business opportunities. Apart from our most senior executive officers, we do not generally have agreements with members of our senior management team providing for a specific term of employment. The loss of any member of our senior management could impair our ability to identify and secure new contracts, maintain good client relations, and otherwise manage our business. The loss or rumored loss of any member of our senior management could also adversely affect out stock price.

If we fail to attract and retain skilled employees, we will not be able to continue to win new work, staff engagements, and sustain our profit margins and revenue growth.

We must continue to hire significant numbers of highly qualified individuals who have technical skills and who work well with our clients. These employees are in great demand and are likely to remain a limited resource relationships of our senior management with client personnel. Because we have many contracts, we expect disagreements and performance issues with clients to arise from time to time. To the extent that such disagreements arise, our performance does not meet client expectations, our reputation or relationships with one or more key clients are impaired, or one or more important client personnel leave their employment, are transferred to other positions, or otherwise become less involved with our contracts, our revenue and operating results could be materially harmed. Our reputation could also be harmed if we work on or are otherwise associated with a project that receives significant negative attention in the news media or otherwise for any reason.

Our increasing dependence on GSA Schedule and other IDIQ contracts creates the risk of increasing volatility in our revenue and profit levels.

We believe that one of the key elements of our success is our position as a prime contractor under GSA Schedule contracts and other IDIQ contracts. As these types of contracts have increased in importance over the last several years, we believe our position as a prime contractor has become increasingly important to our ability to sell our services to federal clients. However, these contracts require us to compete for each delivery order and task order, rather than having a more predictable stream of activity and, therefore, revenue and profit, during the term of a contract. There can be no assurance that we will continue to obtain revenue from such contracts at these levels, or in any amount, in the future. To the extent that federal agencies and departments choose to employ GSA Schedule and other contracts encompassing activities for which we are not able to compete or provide services, we could lose business, which would negatively affect our revenue and profitability.

Our commercial business depends on the air transport and energy sectors of the global economy, both of which are highly cyclical and can lead to substantial variations in revenue and profit from period to period.

Our commercial business is heavily concentrated in the air transport and energy industries, which are highly cyclical. Our clients in these industries go through periods of high demand and high pricing followed by periods of low demand and low pricing. Their demand for our services has historically risen and fallen accordingly. We expect that demand for our services from commercial air transport and energy industry clients will drop when either industry experiences a downturn, as the commercial air transport business has during the current worldwide economic downturn. Factors that could lead to a downturn in the air transport industry include a decline in general economic conditions, acts of terrorism or war, changes in the worldwide geopolitical climate, increases in the cost of energy, the financial condition of major airlines or airports, changes in weather patterns, and government regulations affecting the air transport industry. Other factors, some of them unforeseeable, could also affect the demand for our services to this industry. Factors that could cause a downturn in the energy industry include a decline in general economic conditions, changes in political stability in the Middle East and other oil producing regions, and government regulations affecting the energy sector. There are other factors, unrelated to the price of or demand for energy, that have affected demand for our services or may affect it in the future, such as the fate of a major corporation in the energy industry.

We may not receive revenue corresponding to the full amount of our backlog, or may receive it later than we expect, which could materially and adversely affect our revenue and operating results.

We have included backlog data in this Annual Report on Form 10-K under "Item 1. Business—Contract Backlog." The calculation of backlog is highly subjective and is subject to numerous uncertainties and estimates, and there can be no assurance that we will in fact receive the amounts we have included in our backlog. Our assessment of a contract's potential value is based on factors such as the amount of revenue we have recently recognized on that contract, our experience in utilizing contract capacity on similar types of contracts, and our professional judgment. In the case of contracts that may be renewed at the option of the client, we generally calculate backlog by assuming that the client will exercise all of its renewal options; however, the client may elect not to exercise its renewal options. In addition, federal contracts rely on congressional appropriation of funding, which is typically provided only partially at any point during the term of federal contracts, and all or some of the work to be performed under a contract may require future appropriations by Congress and the subsequent allocation of funding by the procuring agency to the contract. Our estimate of the portion of backlog that we expect to recognize as revenue in any future period is likely to be inaccurate because the receipt and timing of this revenue often depends on subsequent appropriation and allocation of funding and is subject to various contingencies, such as timing of task orders and delivery orders, many of which are beyond our control. In addition, we may never receive revenue from some of the engagements that are included in our backlog, and this risk is greater with respect to unfunded backlog.

The actual receipt of revenue on engagements included in backlog may never occur or may change because client priorities could change, a program schedule could change, the program could be canceled, the government agency or other client could elect not to exercise renewal options under a contract or could select other contractors to perform services, or a contract could be reduced, modified, or terminated. We adjust our backlog periodically to reflect modifications to or renewals of existing contracts, awards of new contracts, or approvals of expenditures. In addition, the maximum contract value specified under a contract awarded to us does not necessarily indicate the revenue we will realize under that contract. We also derive revenue from IDIQ contracts, which typically do not require the government to purchase a specific amount of goods or services under the contract other than a small minimum quantity. If we fail to realize revenue corresponding to our backlog, our revenue and operating results for the then current fiscal period, as well as future reporting periods, could be materially adversely affected.

Because much of our work is performed under task orders, delivery orders, and short-term assignments, we are exposed to the risk of not having sufficient work for our staff, which can affect revenue and profit.

We perform some of our work under short-term contracts. Even under many of our longer-term contracts, we perform much of our work under individual task orders and delivery orders, many of which are awarded on a competitive basis. If we cannot obtain new work in a timely fashion, whether through new contracts, task orders, or delivery orders, modifications to existing contracts, task orders, or delivery orders, or otherwise, we may not be able to keep our staff profitably utilized. It is difficult to predict when such new work or modifications will be obtained. Moreover, we need to manage our staff carefully to ensure that those with appropriate qualifications are available when needed and that staff do not have excessive down-time when working on multiple projects, or as projects are beginning or nearing completion. There can be no assurance that we can profitably manage the utilization of our staff. In the short run, our costs are relatively fixed, so lack of staff utilization hurts revenue, profit, and operating results.

Loss of key members of our senior management team could impair our relationships with clients and disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, particularly Sudhakar Kesavan, our Chief Executive Officer; John Wasson, our Chief Operating Officer; and Alan Stewart, our Chief Financial Officer. We rely on our senior management to generate business and manage and execute projects and programs successfully. In addition, the relationships and reputation that many members of our senior management team have established and maintain with client personnel contribute to our ability to maintain good client relations and identify new business opportunities. Apart from our most senior executive officers, we do not generally have agreements with members of our senior management team providing for a specific term of employment. The loss of any member of our senior management could impair our ability to identify and secure new contracts, maintain good client relations, and otherwise manage our business. The loss or rumored loss of any member of our senior management could also adversely affect out stock price.

If we fail to attract and retain skilled employees, we will not be able to continue to win new work, staff engagements, and sustain our profit margins and revenue growth.

We must continue to hire significant numbers of highly qualified individuals who have technical skills and who work well with our clients. These employees are in great demand and are likely to remain a limited resource for the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to staff engagements and to maintain and grow our business could be limited. In such a case, we may be unable to win or perform contracts, and we could be required to engage larger numbers of subcontractor personnel, any of which could adversely affect our revenue, profit, operating results, and reputation. We could even default under one or more contracts for failure to perform properly in a timely fashion, which could expose us to additional liability and further harm our reputation and ability to compete for future contracts. In addition, some of our contracts contain provisions requiring us to commit to staff an engagement with personnel the client considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutes, or otherwise staff our work, the client may reduce the size and scope of our engagement under a contract or terminate it, and our revenue and operating results may suffer.

Growing through acquisitions is a key element of our business strategy, and we are constantly reviewing acquisition opportunities. These activities may involve significant costs, be disruptive, and not be successful. These activities will divert the attention of management from existing operations.

One of our strategies is to grow through selected acquisitions. We believe pursuing acquisitions actively is necessary for a public company of our size in our business, particularly given the risks associated with, and the limited life of, The Road Home contract and the related revenue stream. As a result, at any given time, we may be evaluating several acquisition opportunities. We may also have outstanding, at any time, one or more expressions of interest, agreements in principle, or letters of intent, regarding potential acquisitions, which are subject to completion of due diligence and other significant conditions, as well as confidentiality agreements with potential acquisition targets. Our experience has been that potential acquisition targets demand confidentiality as a matter of course and allow relatively little due diligence before entering into a preliminary agreement in principle. We insist on including due diligence and other conditions in such preliminary agreements and engage in due diligence prior to executing definitive agreements regarding potential acquisitions. We find that potential acquisitions subject to preliminary agreements in principle often are not consummated, or are consummated on terms materially different than those to which parties initially agreed. Accordingly, our normal practice is not to disclose potential acquisitions until definitive agreements are executed and, in some cases, material conditions precedent are satisfied.

When we are able to identify an appropriate acquisition candidate, we may not be able to negotiate the price and other terms of the acquisition successfully or finance the acquisition on terms satisfactory to us. Our out-of-pocket expenses in identifying, researching, and negotiating potential acquisitions will likely be significant, even if we do not ultimately acquire identified businesses. In addition, negotiations of potential acquisitions and the integration of acquired business operations divert management attention away from day-to-day operations and may reduce staff utilization during a transition period.

When we undertake acquisitions, they may present integration challenges, fail to perform as expected, increase our liabilities, and reduce our earnings.

When we complete acquisitions, it may be difficult and costly to integrate the acquired businesses due to differences in the locations of personnel and facilities, differences in corporate cultures, disparate business models, or other reasons. If we are unable to integrate companies we acquire successfully, our revenue and operating results could suffer. In addition, we may not be successful in achieving the anticipated cost efficiencies and synergies from these acquisitions, including our strategy of offering our services to existing clients of acquired companies to increase our revenue and profit. In fact, our costs for managerial, operational, financial, and administrative systems may increase and be higher than anticipated. We may also experience attrition, including key employees of acquired and existing businesses, during and following integration of an acquired business into our Company. We could also lose business during any transition, whether related to this attrition or caused by other factors. This attrition and/or loss of business could adversely affect our future revenue and operating results and prevent us from achieving the anticipated benefits of the acquisition. Acquisitions of businesses or other material operations may require additional debt or equity financing or both, resulting in additional leverage or dilution of ownership, or both.

As a result of our acquisitions, we have substantial amounts of goodwill and intangible assets, and changes in future business conditions could cause these assets to become impaired, requiring substantial write-downs that would adversely affect our operating results.

All of our acquisitions have been accounted for as purchases and involved purchase prices well in excess of tangible asset values, resulting in the creation of a significant amount of goodwill and other intangible assets. As of December 31, 2008, goodwill and purchased intangibles accounted for approximately $198.7 million and $16.8 million, or approximately 49% and 4%, respectively, of our total assets. We plan to continue acquiring businesses if and when opportunities arise, further increasing these amounts. Under generally accepted accounting principles, we do not amortize goodwill and intangible assets acquired in a purchase business combination that are determined to have indefinite useful lives, but instead review them annually (or more frequently if impairment indicators arise) for impairment. Although we have to-date determined that such assets have not been impaired, additional acquisitions and the current economic conditions could make impairment more likely in the future. To the extent that we determine that such an asset has been impaired, we will write down its carrying value on our balance sheet and book an impairment charge in our statement of earnings.

We amortize intangible assets with estimable useful lives over their respective estimated useful lives to their estimated residual values, and review them for impairment. If, as a result of acquisitions or otherwise, the amount of intangible assets being amortized increases, so will our depreciation and amortization charges in future periods.

Businesses that we acquire may have greater-than-expected liabilities for which we become responsible.

Businesses we acquire may have liabilities or adverse operating issues, or both, that we fail to discover through due diligence or the extent of which we underestimate prior to the acquisition. For example, to the extent that any business we acquire or any prior owners, employees, or agents of any acquired businesses or properties: (i) failed to comply with or otherwise violated applicable laws, rules, or regulations; (ii) failed to fulfill or disclose their obligations, contractual or otherwise, to applicable government authorities, their customers, suppliers, or others; or (iii) incurred environmental, tax, or other liabilities, we, as the successor owner, may be financially responsible for these violations and failures and may suffer harm to our reputation and otherwise be adversely affected. An acquired business may have problems with internal controls over financial reporting, which could be difficult for us to discover during our due diligence process and could in turn lead us to have significant deficiencies or material weaknesses in our own internal controls over financial reporting. These and any other costs, liabilities, and disruptions associated with any of our past acquisitions and any future acquisitions could harm our operating results.

We face intense competition from many firms that have greater resources than we do, which could result in price reductions, reduced profitability, and loss of market share.

We operate in highly competitive markets and generally encounter intense competition to win contracts and task orders. If we are unable to compete successfully for new business, our revenue and operating margins may decline. Many of our competitors are larger and have greater financial, technical, marketing, and public relations resources, larger client bases, and greater brand or name recognition than we do. Some of our principal competitors include Abt Associates Inc.; BearingPoint, Inc.; Booz Allen Hamilton, Inc.; Cambridge Systematics, Inc.; CRA International, Inc.; Eastern Research Group, Inc.; ENTRIX, Inc.; L-3 Communications Corporation; Lockheed Martin Corporation; Navigant Consulting, Inc.; Northrop Grumman Corporation; PA Consulting Group; SAIC, Inc.; Research Triangle Institute; SRA International, Inc.; and Westat, Inc. We also have numerous smaller competitors, many of which have narrower service offerings and serve niche markets. Our competitors may be able to compete more effectively for contracts and offer lower prices to clients, causing us to lose contracts, as well as lowering our profit or even causing us to suffer losses on contracts that we do win. Some of our subcontractors are also competitors, and some of them may in the future secure positions as prime contractors, which could deprive us of work we might otherwise have won under such contracts. Our competitors also may be able to provide clients with different and greater capabilities and benefits than we can provide in areas such as technical qualifications, past performance on relevant contracts, geographic presence, ability to keep pace with the changing demands of clients, and the availability of key personnel. Our competitors also have established or may establish relationships among themselves or with third parties or may, through mergers and acquisitions, increase their ability to address client needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge. Our competitors may also be able to offer higher prices for attractive acquisition candidates, which could harm our strategy of growing through selected acquisitions. Our competitors may be able to offer our perspective and/or current employees better compensation and/or benefits, better career opportunities, or other real or apparent reasons to work for them instead of us. In addition, our competitors may engage in activities, whether proper or improper, to gain access to our proprietary information, encourage our employees to terminate their employment with us, interfere with our efforts to recruit staff, disparage our Company, and otherwise gain competitive advantages over us.

We derive significant revenue and profit from contracts awarded through a competitive bidding process, which can impose substantial costs on us, and we will lose revenue and profit if we fail to compete effectively.

We derive significant revenue and profit from contracts that are awarded through a competitive bidding process. We expect that most of the government business we seek in the foreseeable future will be awarded through competitive bidding. Competitive bidding imposes substantial costs and presents a number of risks, including:

- the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us;
- the need to estimate accurately the resources and costs that will be required to service any contracts we are awarded, sometimes in advance of the final determination of their full scope;
- the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and
- the opportunity cost of not bidding on and winning other contracts we might otherwise pursue.

To the extent we engage in competitive bidding and are unable to win particular contracts, we not only incur substantial costs in the bidding process that would negatively affect our operating results, but we may lose the opportunity to operate in the market for the services provided under those contracts for a number of years. Even if we win a particular contract through competitive bidding, our profit margins may be depressed or we may even suffer losses as a result of the costs incurred through the bidding process and the need to lower our prices to overcome competition.

We may lose money on some contracts if we underestimate the resources we need to perform under them.

We provide services to clients primarily under three types of contracts: time-and-materials contracts; cost-based contracts; and fixed-price contracts. In 2006, we derived approximately 46%, 20%, and 34% of our revenue from time-and-materials, cost-based, and fixed-price contracts, respectively. In 2007, the corresponding percentages were approximately 55%, 9% and 36%, respectively. For 2008, the corresponding percentages were approximately 67%, 11% and 22%, respectively. Each of these types of contracts, to differing degrees, involves the risk that we could underestimate our cost of fulfilling the contract, which may reduce the profit we earn or lead to a financial loss on the contract, which would adversely affect our operating results.

- Under time-and-materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses, and we assume the risk that our costs of performance may exceed the negotiated hourly rates.

- Under our cost-based contracts, which frequently cap many of the various types of costs we can charge and which impose overall and individual task order or delivery order ceilings, we are reimbursed for certain costs incurred, which must be allowable and at or below these caps under the terms of the contract and applicable regulations. If we incur unallowable costs in the performance of a contract, the client will not reimburse those costs, and if our allowable costs exceed any of the applicable caps or ceilings, we will not be able to recover those costs. In some cases, we receive no fees.
- Under fixed-price contracts, we perform specific tasks for a set price. Compared to cost-plus-fee contracts and time-and-materials contracts, fixed-price contracts involve greater financial risk because we bear the full impact of cost overruns.

In order to determine the appropriate revenue to recognize on our contracts in each accounting period, we must use judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. From time to time, facts develop that require us to revise our estimated total costs and revenue on a contract. To the extent that a revised estimate affects contract profit or revenue previously recognized, we record the cumulative effect of the revision in the period in which the facts requiring the revision become known. Provision for the full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes probable and can be reasonably estimated. As a result, our operating results could be affected by revisions to prior accounting estimates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Critical Accounting Policies—Revenue Recognition."

Our operating margins and operating results may suffer if cost-based contracts increase in proportion to our total contract mix.

Our clients typically determine which type of contract will be awarded to us. In general, cost-based contracts are the least profitable of our contract types. To the extent that we enter into more or larger cost-based contracts in proportion to our total contract mix or our indirect rates change for any reason, our operating margins and operating results may suffer. We do not know how, if at all, our contract mix or our indirect rates will change in the future.

We have incurred substantial amounts of debt in the past and expect to incur additional debt, which could substantially reduce our profitability, limit our ability to pursue certain business opportunities, and reduce the value of our stock.

As a result of our business activities and acquisitions, we have incurred substantial debt in the past. Although we reduced our borrowings with the proceeds of the IPO of our common stock in October 2006 and the results of our operations, we have incurred and expect to incur significant additional debt in the future in connection with our acquisition program. Such debt could increase the risks described herein and lead to other risks. The amount of our debt could have important consequences for our stockholders, such as:

- our future ability to obtain additional financing for working capital, capital expenditures, product and service development, acquisitions, general corporate purposes, and other purposes may be impaired;
- a substantial portion of our cash flow from operations could be dedicated to the payment of the principal and interest on our debt;
- our vulnerability to economic downturns and rises in interest rates will be increased;
- we may be unable to comply with the terms of our financing agreements;
- our flexibility in planning for and reacting to changes in our business and the marketplace may be limited; and
- we may be placed at a competitive disadvantage relative to other firms.

Servicing our debt in the future may require a significant amount of cash. Our ability to repay or refinance our debt depends, among other things, on our successful financial and operating performance and the interest rates on our debt. Our financial and operational performance and the interest rates we pay in turn depend on a number of factors, many of which are beyond our control.

If our financial performance declines and we are unable to pay our debts, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring indebtedness, or selling additional stock, perhaps under unfavorable conditions. Any of these factors could adversely affect the value of our stock.

Our continued success depends on our ability to raise capital on commercially reasonable terms when, and in the amounts, needed. If additional financing is required, including refinancing existing debt, there can be no assurances that we will be able to obtain such additional financing on terms acceptable to us and at the times required, if at all. In that case, we may be required to raise additional equity by issuing additional stock, alter our business plan materially, curtail all or part of our business expansion plans, or be subject to the actions listed below in the event of default. Any of these results could have a significant adverse effect on the value of our stock.

A default under our debt could lead to a bankruptcy or other financial restructuring that would significantly adversely affect the value of our stock.

In the event of a default under our financing arrangements, the lenders could, among other things: (i) declare all amounts borrowed to be due and payable, together with accrued and unpaid interest; (ii) terminate their commitments to make further loans; and/or (iii) proceed against the collateral securing the obligations owed to them. Our senior debt is, and will continue to be, secured by substantially all of our assets. Defaults under additional indebtedness we incur in the future could have these and other effects. Any such default could have a significant adverse effect on the value of our stock.

A default under our debt could lead to the bankruptcy, insolvency, financial restructuring, or liquidation of our Company. In any such event, stockholders would be entitled to share ratably in our assets available for distribution only after payment in full to the holders of all of our debt and other liabilities. There can be no assurance that, in any such bankruptcy, insolvency, financial restructuring, or liquidation, stockholders would receive any distribution whatsoever.

Our existing and future debt will include covenants that restrict our activities and create the risk of defaults, which could impair the value of our stock.

Our financing arrangements contain and will continue to contain a number of significant covenants that, among other things, restrict our ability to dispose of assets; incur additional indebtedness; make capital expenditures; pay dividends; create liens on assets; enter into leases, investments, and acquisitions; engage in mergers and consolidations; engage in certain transactions with affiliates; and otherwise restrict corporate activities (including change of control and asset sale transactions). In addition, our financing arrangements require us to maintain specified financial ratios and comply with financial tests. At times in the past, we have not fulfilled these covenants, maintained these ratios, or complied with these financial tests specified in our financial arrangements. At other times, we have only marginally fulfilled these covenants, maintained these ratios, or complied with these financial tests. Failure to fulfill the requirements of debt covenants, if not cured through performance or an amendment of the financing arrangements, could have the consequences of a default described in the risk factor above. At the times when we only marginally fulfill the requirements of debt covenants, our day-to-day business decisions may be affected. For example, concern over satisfying debt restrictions and covenants might cause us to forego contract bidding or acquisition opportunities or otherwise cause us to focus on short-term rather than long-term results. There is no assurance that we will be able to fulfill our debt covenants, maintain these ratios, or comply with these financial tests in the future, nor is there any assurance that we will not be in default under our financial arrangements in the future.

Our international operations pose special and unusual risks to our profitability and operating results.

We have offices in London, Moscow, New Delhi, Rio de Janeiro, and Toronto and recently opened an office in Beijing. We also perform work in other foreign countries, some of which have a history of political instability or may expose our employees and subcontractors to physical danger, and we expect to continue to expand our international operations and offices. One element of our strategy to improve our competitiveness is to perform some of our work in countries with lower cost structures, such as India. There can be no assurance, however, that this strategy will be successful. Moreover, this particular element of our strategy could create problems for our ability to compete for U.S. federal, state, or local government contracts, to the extent that the client agencies prefer or mandate that work under their contracts be executed in the United States or by U.S. citizens. In addition, expansion into new geographic regions requires considerable management and financial resources, the expenditure of which may negatively impact our results, and we may never see any return on our investment. Moreover, we are required to comply with the U.S. Foreign Corrupt Practices Act ("FCPA"), which generally prevents making payments to foreign officials in order to obtain or retain business. Some of our competitors may not be subject to FCPA restrictions. Our operations are subject to risks associated with operating in, and selling to and in, foreign countries, including, but not limited to, those listed elsewhere in this "Risk Factors" section and:

- compliance with the laws, regulations, policies, legal standards, and enforcement mechanisms of the United States and the other countries in which we operate, which are sometimes inconsistent;
- currency fluctuations and devaluations and limitations on the conversion of foreign currencies into U.S. dollars;
- recessions, depressions, inflation, hyperinflation, price controls, strikes, and political and economic instability;
- rapid changes in and high interest rates;
- restrictions on the ability to repatriate profits to the United States or otherwise move funds;
- potential personal injury to personnel who may be exposed to military conflicts and other hostile situations in foreign countries, including Afghanistan and Iraq;
- civil disturbances, terrorist activities, acts of war, natural disasters, epidemics, pandemics, and other catastrophic events;
- expropriation and nationalization of our assets or those of our subcontractors and other inabilities to protect our property rights;
- difficulties in managing and staffing foreign operations, dealing with differing local business cultures and practices, and collecting accounts receivable;
- longer sales cycles;
- confiscatory taxes or other adverse tax consequences;
- tariffs, duties, import and export controls, and other trade barriers; and
- investment and other restrictions and requirements by United States and foreign governments, including activities that disrupt markets; restrict payments; or limit, change, or deprive us of the ability to enforce contracts or obtain and retain licenses and other rights necessary to conduct our business.

Any or all of these factors could, directly or indirectly, adversely affect our international and domestic operations and our overall revenue, profit, and operating results.

Systems and/or service failures could interrupt our operations, leading to reduced revenue and profit.

Any interruption in our operations or any systems failures, including, but not limited to: (i) inability of our staff to perform their work in a timely fashion, whether caused by limited access to, and/or closure of, our and/or our clients' offices or otherwise; (ii) failure of network, software, and/or hardware systems; and (iii) other interruptions and failures, whether caused by us, third-party service providers, unauthorized intruders and/or hackers, computer viruses, natural disasters, power shortages, terrorist attacks, or otherwise, could cause loss of data and interruptions or delays in our business or that of our clients, or both. In addition, failure or disruption of mail, communications, and/or utilities could cause an interruption or suspension of our operations or otherwise harm our business.

If we fail to meet client expectations or otherwise fail to perform our contracts properly, the value of our stock could decrease.

We could lose revenue, profit, and clients, and be exposed to liability if we have disagreements with our clients or fail to meet their expectations. We create, implement, and maintain solutions that are often critical to our clients' operations, and the needs of our clients are rapidly changing. Our ability to secure new work and hire and retain qualified staff depends heavily on our overall reputation, as well as the individual reputations of our staff members. Perceived poor performance on even a single contract could seriously impair our ability to secure new work and hire and retain qualified staff. In addition, we have experienced, and may experience in the future, some systems and service failures, schedule or delivery delays, and other problems in connection with our work.

Moreover, a failure by one or more of our subcontractors to perform satisfactorily the agreed-upon services on a timely basis may compromise our ability to perform our obligations as a prime contractor. In some cases, we have limited involvement in the work performed by subcontractors and may have exposure as a result of problems caused by subcontractors. In addition, we may have disputes with our subcontractors that could impair our ability to execute our contracts as required and could otherwise increase our costs.

If our work or the work of one or more of our subcontractors has significant defects or errors, fails to meet our clients' expectations, or fails to keep up with clients' ever-changing needs, we may, among other things:

- lose future contract opportunities due to receipt of poor past performance evaluations from our customers;
- be required to provide additional services to customers at no charge;
- have contracts terminated and be liable to our customers for re-procurement costs and other damages;
- suffer reduced profit and loss of revenue if customers postpone additional work or fail to exercise options or to award contracts;
- receive negative publicity, which could damage our reputation and the reputation of our staff and diminish our ability to attract and retain clients and hire and retain qualified staff; and
- incur substantial costs and suffer claims for substantial damages against us, regardless of our responsibility for the problem.

Any of these outcomes could have a material adverse effect upon our operations, our financial performance, and the value of our stock.

Our failure to obtain and maintain necessary security clearances may limit our ability to perform classified work for federal clients, which could cause us to lose business.

Some federal contracts require us to maintain facility security clearances and require some of our employees to maintain individual security clearances. The federal government has the right to grant and terminate such clearances. If our employees lose or are unable to obtain needed security clearances in a timely manner, or we lose or are unable to obtain a needed facility clearance, federal clients can limit our work under or terminate some contracts. To the extent we cannot obtain the required facility clearances or security clearances for our employees or we fail to obtain them on a timely basis, we may not derive our anticipated revenue and profit, which could harm our operating results. In addition, a security breach relating to any classified or sensitive but unclassified information entrusted to us could cause serious harm to our business, damage our reputation, and result in a loss of our facility or individual employee security clearances.

Our relations with other contractors are important to our business and, if disrupted, could cause us damage.

We derive a portion of our revenue from contracts under which we act as a subcontractor or form "teaming" arrangements in which we and other contractors jointly bid on particular contracts, projects, or programs. For 2006, our revenue as a subcontractor was approximately 11% of our total revenue. For 2007, our revenue as a subcontractor was approximately 6% of our revenue, and for 2008, this figure was approximately 10% of revenue. As a subcontractor or team member, we often lack control over fulfillment of a contract, and poor performance on the contract could tarnish our reputation, result in a reduction of the amount of our work under or termination of that contract, and cause us not to obtain future work, even when we perform as required. We expect to continue to depend on relationships with other contractors for a portion of our revenue and profit in the foreseeable future. Moreover, our revenue and operating results could be materially and adversely affected if any prime contractor or teammate does not pay our invoices in a timely fashion, chooses to offer products or services of the type that we provide, teams with other companies to provide such products or services, or otherwise reduces its reliance upon us for such products or services.

The diversity of the services we provide and the clients we serve may create actual, potential, and perceived conflicts of interest and conflicts of business that limit our growth and lead to liability for us.

Because we provide services to a wide array of both government and commercial clients, occasions arise where, due to actual, potential, or perceived conflicts of interest or business conflicts, we cannot perform work for which we are qualified. A number of our contracts contain limitations on the work we can perform for others, such as, for example, when we are assisting a government agency or department in developing regulations or enforcement strategies. Our internal procedure requires that, whenever a project we are pursuing may pose a conflict of interest, our Conflict of Interest Manager, or COI Manager, is notified prior to initiation of work. The COI Manager is then responsible for determining the extent of any possible conflict. As a result of these actions, we may determine that no actual or potential conflict is likely and pursuit of the project should proceed, the likelihood of actual or potential conflict is sufficiently great that we should not pursue the project at all, or there is an actual or potential conflict of interest that can be mitigated by an appropriately fashioned mitigation plan, which must then be created, approved by the client, and implemented. In addition, our managers work with each other to identify and resolve any potential conflicts of business. However, there can be no assurance that these processes will work properly. Actual, potential, and perceived conflicts limit the work we can do and, consequently, can limit our growth, adversely affect our operating results, and reduce the value of our Company. In addition, if we fail to address actual or potential conflicts properly, even if we simply fail to recognize a perceived conflict of interest, we may be in violation of our existing contracts, may otherwise incur liability, and lose future business for not preventing the conflict from arising, and our reputation may suffer. As we grow and further diversify our service offerings, client base, and geographic reach, actual, potential, and perceived conflicts will increase, further adversely affecting our operating results.

We sometimes incur costs before a contract is executed or appropriately modified. To the extent a suitable contract or modification is not subsequently signed or we are not paid for our work, our revenue and profit will be reduced.

When circumstances warrant, we sometimes incur expenses and perform work without a signed contract or appropriate modification to an existing contract to cover such expenses or work. When we do so, we are working "at-risk," and there is a chance that the subsequent contract or modification will not ensue, or if it does, that it will not allow us to be paid for expenses already incurred, work already performed, or both. In such cases, we have generally been successful in obtaining the required contract or modification, but any failure to do so in the future could affect our operating results.

As we develop new services, new clients, and new practices, enter new lines of business, and focus more of our business on providing implementation and improvement services rather than advisory services, our risk of making costly mistakes increase.

We currently assist our clients both in advisory capacities and by helping them implement and improve the solutions to their problems. As part of our corporate strategy, we are attempting to sell more services relating to implementation and improvement, and we are regularly searching for ways to provide new services to clients. In addition, we plan to extend our services to new clients, into new lines of business, and into new geographic locations. As we change our focus toward implementation and improvement; attempt to develop new services, new clients, new practice areas, and new lines of business; open new offices; and do business in new geographic locations, those efforts could harm our results of operations and could be unsuccessful.

In addition, there can be no assurance that we will maintain our current revenue or profitability or achieve any growth at all, or that, if we grow our revenue, we will do so profitably. Competitive pressures may require us to lower our prices in order to win new work. In addition, growth and attempts to grow place substantial additional demands on our management and staff, as well as on our information, financial, administrative, and operational systems, demands that we may not be able to manage successfully. Growth may require increased recruiting efforts, opening new offices, increased business development, selling, and marketing, and other actions that are expensive and entail increased risk. We may need to invest more in our people and systems, controls, policies, and procedures than we anticipate. Therefore, even if we do grow, the demands on our people and systems, controls, policies, and procedures may be sufficiently great that the quality of our work, our operating margins, and our operating results suffer.

Efforts involving a different focus, new services, new clients, new practice areas, new lines of business, new offices, and new geographic locations entail inherent risks associated with inexperience and competition from mature participants in those areas. Our inexperience may result in costly decisions that could harm our profit and operating results. In particular, implementation services often relate to development and implementation of critical infrastructure or operating systems that our clients view as "mission critical," and if we fail to satisfy the needs of our clients in providing these services, our clients could incur significant costs and losses for which they could seek compensation from us.

Claims in excess of our insurance coverage could harm our business and financial results.

When entering into contracts with commercial clients, we attempt, where feasible and appropriate, to negotiate indemnification protection from our clients, as well as monetary limitation of liability for professional acts, errors, and omissions, but it is not always possible to do so. In addition, we cannot be sure that these contractual provisions will protect us from liability for damages if action is taken against us. Claims against us, both under our client contracts and otherwise, have arisen in the past, exist currently, and will arise in the future. These claims include actions by employees, clients, and third parties. Some of the work we do, for example, in the environmental area, is potentially hazardous to our employees, our clients, and third parties, and they may suffer damage because of our actions or inaction. We have various policies and programs in the environmental, health, and safety area, but they may not prevent harm to employees, clients, and third parties. Our insurance coverage may not be sufficient to cover all the claims against us, insurance may not continue to be available on commercially reasonable terms in sufficient amounts to cover such claims, or at all, and our insurers may disclaim coverage as to any or all such claims and otherwise may be unwilling or unable to cover such claims. The successful assertion of any claim or combination of claims against us could seriously harm our business. Even if not successful, such claims could result in significant legal and other costs, harm our reputation, and be a distraction to management.

We depend on our intellectual property and our failure to protect it could enable competitors to market services and products with similar features, which may reduce demand for our services and products.

Our success depends in part upon our internally developed technology and models, proprietary processes, and other intellectual property that we utilize to provide our services and incorporate in our products. If we are unable to protect our intellectual property, our competitors could market services or products similar to our services and products, which could reduce demand for our offerings. Federal clients typically retain a perpetual, world-wide, royalty-free right to use the intellectual property we develop for them in any manner they deem appropriate, including providing it to our competitors, at no cost, in connection with their performance of federal contracts. When necessary, we seek authorization to re-use intellectual property developed for the federal government or to secure export authorization. Federal clients may grant contractors the right to commercialize software developed with federal funding, but they are not required to do so. In any event, if we were to use improperly intellectual property even partially funded by the federal government, the government could seek damages and royalties from us, sanction us, and prevent us from working on future federal contracts.

We may be unable to prevent unauthorized parties from copying or otherwise obtaining and using our technology and models. Policing unauthorized use of our technology and models is difficult, and we may not be able to prevent misappropriation, particularly in foreign countries where the laws, and enforcement of those laws, may not protect our intellectual property as fully as those in the United States. Others, including our employees, may compromise the trade secrets and other intellectual property that we own. Although we require our employees to execute non-disclosure and intellectual property assignment agreements, these agreements may not be legally or practically sufficient to protect our rights. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, and determine the validity and scope of our proprietary rights and the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources, with no assurance of success.

In addition, we need to invest in our intellectual property regularly to maintain it, keep it up to date, and improve it. There can be no assurance that we will be able to do so in a timely manner, effectively, efficiently, or at all. To the extent that we do not maintain and improve our intellectual property, our reputation may be damaged, we may lose business, and we may subject the Company to costly claims that we have failed to perform our services properly.

We may be harmed by intellectual property infringement claims.

We may become subject to claims from our employees and third parties who assert that intellectual property we use in delivering services and business solutions to our clients infringe upon their intellectual property rights. Our employees develop much of the intellectual property that we use to provide our services and business solutions to our clients, but we also engage third parties to assist us and we license technology from other vendors. If our vendors, employees, or third parties assert claims that we or our clients are infringing on their intellectual property, we could incur substantial costs to defend those claims, even if we prevail. In addition, if any of these infringement claims are ultimately successful, we could be required to:

- pay substantial damages;
- cease selling and using products and services that incorporate the challenged intellectual property;
- obtain a license or additional licenses from our vendors or other third parties, which may not be available on commercially reasonable terms or at all; and
- redesign our products and services that rely on the challenged intellectual property, which may be very expensive or commercially impractical.

Any of these outcomes could further adversely affect our operating results.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology or if growth in technology use by our clients is not as rapid as in the past.

Our success depends, partly, on our ability to develop and implement technology services and solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards, and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis, and our offerings may not be successful in the marketplace. In addition, the costs we incur in anticipation or response may be substantial and may be greater than we expect, and we may never recover these costs. Also, our clients and potential clients may slow the growth in their use of technology and/or technologies developed by our competitors may make our service or solution offerings uncompetitive or obsolete. Any one of these circumstances could have a material adverse effect on our revenue or profits or ability to obtain and successfully complete client engagements. Moreover, we use technology-enabled tools to differentiate us from our competitors and facilitate our service offerings that do not require the delivery of technology services or solutions. If we fail to keep these tools current and useful, our ability to sell and deliver our services could suffer, and so could our operating results.

RISKS RELATED TO OUR CAPITAL STRUCTURE

Our stock price is volatile and could decline.

The stock market in general has been highly volatile, as has the market price of our common stock. The market price of our common stock is likely to continue to be volatile, and investors in our common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this "Risk Factors" section and others such as:

- the economic downturn;
- our operating performance and the performance of other similar companies and companies deemed to be similar;
- actual or anticipated fluctuations in our operating results from quarter to quarter;
- changes in estimates of our revenue, earnings, or operating results or recommendations by securities analysts;
- revenue, earnings, or operating results that differ from securities analysts' estimates;
- publication of reports about us or our industry;
- speculation in the press and investment community;
- statements or actions by clients or government officials, even if they are not our clients;
- commencement, completion, and termination of contracts, any of which can cause us to incur significant expenses without corresponding payments or revenue, during any particular quarter;
- timing of significant costs and investments, such as bid and proposal costs or the costs involved in planning or making acquisitions;
- variations in purchasing patterns under our contracts;
- additions to and departures of staff;
- our contract mix and the extent we use subcontractors and changes in either;
- changes in our staff utilization rates, which can be caused by various factors outside our control, including inclement weather that prevents our staff from traveling to work sites;
- any seasonality of our business;
- strategic decisions by us or our competitors, such as acquisitions, consolidations, divestments, spin-offs, joint ventures, strategic investments, and changes in business strategy;
- the level and cost of our debt;
- changes in presidential administrations and governmental officials;
- changes or perceived changes in policy and budgetary measures that affect government contracts;
- federal and state government and other clients' priorities and spending, both generally and by our particular clients;

- passage of legislation and other regulatory developments that adversely affect us or our industry;
- unwillingness of certain parties to purchase our stock because of limitations on foreign ownership, control, or influence or for other reasons;
- failure by Congress or other governmental authorities to approve budgets in a timely fashion;
- changes or perceived changes in the professional services industry in general and the government services industry in particular;
- changes in accounting principles and policies;
- civil disturbances, terrorist activities, acts of war, epidemics, pandemics, "Acts of God," and other catastrophic events;
- general market conditions, including economic factors unrelated to our performance; and
- military and other actions related to international conflicts, wars, or otherwise.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources.

Our principal investor has significant influence over us, which could result in actions of which other stockholders do not approve.

Our principal stockholder, CM Equity Partners, L.P. and its affiliated partnership ("CMEP"), owns a substantial portion of our outstanding common stock. As a result, CMEP has significant influence over the outcome of all matters on which our stockholders vote, including the election of directors, amendments to our certificate of incorporation and bylaws, and mergers and other business combinations. CMEP's interests may not be aligned with the interests of our other investors. This concentration of ownership and voting power may also delay or prevent a change in control of our Company, could prevent other stockholders from receiving a premium over the market price, or reduce any such premium if a change in control is proposed, and could otherwise adversely affect the price of our stock.

Our principal investor and some members of our board of directors may have conflicts of interest that could hinder our ability to make acquisitions.

One of our principal growth strategies is to make selective acquisitions. CMEP sponsors private equity funds, some of which are focused on investments in, among other things, businesses in the federal services sector. Our directors Peter M. Schulte and Joel R. Jacks are principals of CMEP. In addition, Messrs. Schulte and Jacks, as well as our director Dr. Edward H. Bersoff, are directors of ATS Corporation ("ATS"), a federal information technology services provider. Dr. Bersoff also serves as the President and Chief Executive Officer of ATS. We are not aware of any situation to date in which CMEP, ATS, and we have simultaneously pursued the same acquisition target. However, it is possible that CMEP, its related funds, or ATS could be interested in acquiring businesses that we would also be interested in acquiring, and that these relationships could hinder our ability to carry out our acquisition strategy. In the event this situation arises in the future, we plan to refer the matter to independent members of our board of directors who are neither members of management nor affiliated with either CMEP or ATS.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to document and test our internal controls over financial reporting and to report on our assessment as to the effectiveness of these controls. Any delays or difficulty in satisfying these requirements or negative reports concerning our internal controls could adversely affect our results of operations and our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls. It also requires our independent registered public accounting firm to test our internal controls over financial reporting and report on the effectiveness each year. In addition, we are required under the Securities Exchange Act of 1934, as amended, to maintain disclosure controls and procedures and internal control over financial reporting, and it may cost us more than we expect to comply with these control- and procedure-related requirements.

We may in the future discover areas of our internal controls that need improvement, particularly with respect to businesses that we have recently acquired or may acquire in the future. The adequacy of our disclosure controls and procedures and internal control over financial reporting is challenged by the size, complexity, and acceleration of, as well as the number of subcontractors involved in, changes to, and scrutiny under The Road Home contract. We cannot be certain that any remedial measures we take, in response to challenges under The Road Home contract or otherwise, will ensure that we implement and maintain adequate internal controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent auditors are unable to provide us with an unqualified report regarding the effectiveness of our internal controls over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, the NASDAQ Global Select Market, or other regulatory authorities, which could also result in a decrease in the value of our common stock.

A substantial number of additional shares of our common stock have recently become eligible for sale and more will become eligible for sale in the future, which could cause our common stock price to decline significantly.

If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline significantly. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of December 31, 2008, options to purchase 518,833 shares of our common stock were exercisable, options to purchase 139,999 shares of our common stock were outstanding but not yet exercisable, 140,927 shares represented by restricted stock awards and 267,835 shares represented by restricted stock units were vested, and 58,025 shares represented by restricted stock awards and 623,671 shares represented by restricted stock units were not yet vested. After December 31, 2008, other options will become exercisable and additional restricted stock awards and restricted stock units will vest. In the future, additional options, restricted stock awards, and restricted stock units may be granted. Shares issued upon the exercise of any of these stock options and at the vesting of any of these restricted stock awards and restricted stock units will generally be available for sale in the public market.

We do not intend to pay dividends.

We intend to retain our earnings, if any, for general corporate purposes, and we do not anticipate paying cash dividends on our stock in the foreseeable future. In addition, existing financing arrangements prohibit us from paying such dividends. This lack of dividends may make our stock less attractive to investors.

Provisions of our charter documents and Delaware law may inhibit potential acquisition bids and other actions that you and other stockholders may consider favorable, and the market price of our common stock may be lower as a result.

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws make it more difficult for a third party to acquire, or attempt to acquire, control of our Company, even if a change in control were considered favorable by you and other stockholders. For example, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change-in-control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. This issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

Our charter documents contain other provisions that could have an anti-takeover effect. These provisions:

- divide our board of directors into three classes, making it more difficult for stockholders to change the composition of the board;
- allow directors to be removed only for cause;
- do not permit our stockholders to call a special meeting of the stockholders;
- require all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting or by a written consent signed by all of our stockholders;
- require our stockholders to comply with advance notice procedures to nominate candidates for election to our board of directors or to place stockholders' proposals on the agenda for consideration at stockholder meetings, with such notice time periods being extended by our bylaw amendments on September 22, 2008; and
- require the approval of the holders of capital stock representing at least two-thirds of the Company's voting power to amend our indemnification obligations, director classifications, stockholder proposal requirements, and director candidate nomination requirements set forth in our amended and restated certificate of incorporation and amended and restated bylaws.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and delay or prevent a change-in-control transaction. They could also discourage others from making tender offers for our common stock. These provisions may also prevent changes in our management.

We indemnify our officers and members of the board of directors under certain circumstances. Such provisions may discourage stockholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may also reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited you and other stockholders. In addition, your investment in our stock may be adversely affected to the extent that we pay the costs of settlement and damage awards against our officers or directors pursuant to such provisions.

If you invest in our common stock, you could experience substantial dilution.

From our IPO through December 31, 2008, the price of our common stock was substantially higher than the net tangible book value per share of our outstanding common stock. In addition, we have offered, and we expect to continue to offer, stock to our employees and directors. Such stock may be offered to our employees and directors at prices below the then current market prices. Our employee stock purchase plan allows employees to purchase our stock at a discount to the market price. Most options issued in the past have had per-share exercise prices below the recent price of our stock. As of December 31, 2008, there were 518,833 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $8.00 per share. Additional options may be granted to employees and directors in the future at per-share exercise prices below the then current market prices.

In addition, we may be required, or could elect, to seek additional equity financing in the future or to issue preferred or common stock to pay all or part of the purchase price for any businesses, products, technologies, intellectual property, and/or other assets or rights we may acquire, to pay for a reduction, change, and/or elimination of liabilities in the future, for general corporate purposes, or any other reason. If we issue new equity securities under these circumstances, our stockholders may experience additional dilution and the holders of any new equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease our offices and do not own any real estate. We have leased our corporate headquarters through October 2012 at 9300 Lee Highway in Fairfax, Virginia, in the Washington, D.C. metropolitan area. As of December 31, 2008, we leased approximately 223,000 square feet of office space at this and an adjoining building. These buildings house a portion of our operations and substantially all of our corporate functions, including executive management, treasury, accounting, legal, human resources, business and corporate development, facilities management, information services, and contracts.

As of December 31, 2008, we also leased approximately 442,000 square feet of office space in more than 60 other locations throughout the United States and around the world, with various lease terms expiring over the next 11 years. As of December 31, 2008, approximately 34,000 square feet of the space we lease was subleased to other parties. We believe that our current office space, along with other office space we will be able to lease, will meet our needs for the next several years.

In addition, a portion of our operations staff is housed at client-provided facilities, pursuant to the terms of a number of our client contracts.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in various legal matters and proceedings concerning matters arising in the ordinary course of business. We currently believe that any ultimate liability arising out of these matters and proceedings will not have a material adverse effect on our financial position, results of operations, or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

On September 28, 2006, our common stock commenced trading on The NASDAQ Global Select Market under the symbol "ICFI." The high and low sales prices of our common stock for each quarter for the two years 2007 and 2008 are as follows:

	Sales Price Per Share (in dollars)	
	High	Low
2008 Fourth Quarter	$24.82	$15.51
2008 Third Quarter	$20.40	$14.50
2008 Second Quarter	$21.47	$14.90
2008 First Quarter	$28.17	$18.86
2007 Fourth Quarter	$34.36	$23.75
2007 Third Quarter	$29.09	$17.89
2007 Second Quarter	$24.50	$17.68
2007 First Quarter	$20.25	$13.25

Holders

As of March 1, 2009, there were 107 registered holders of record of our common stock. This number is not representative of the number of beneficial holders because many of the shares are held by depositories, brokers, or nominees.

Dividends

We have neither declared nor paid any cash dividends on our common stock and presently intend to retain our future earnings, if any, to fund the development and growth of our business. Therefore, we do not anticipate paying cash dividends in the foreseeable future.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on our common stock from September 28, 2006 (the first day of trading in our common stock), through December 31, 2008, with the cumulative total return on (i) the NASDAQ Composite, (ii) the Russell 2000 stock index, and (iii) a peer group composed of other government and commercial service providers with whom we compete: SAIC, Inc.; SRA International, Inc.; CRA International, Inc.; and Navigant Consulting, Inc. The comparison also assumes that all dividends are reinvested and all returns are market-cap weighted. The historical information set forth below is not necessarily indicative of future performance.

COMPARISON OF 27 MONTH CUMULATIVE TOTAL RETURN*
Among ICF International, Inc., The NASDAQ Composite Index, The Russell 2000 Index
And A Peer Group



$250
$200
$150
$100
$50
$0
9/06
12/06
12/07
12/08
ICF International, Inc.
NASDAQ Composite
Russell 2000
Peer Group

* $100 invested on 9/28/06 in stock or on 8/31/06 in index-including reinvestment of dividends.
Fiscal year ending December 31.

	December 31, 2008	December 31, 2007
ICF International, Inc.	$200.57	$206.20
NASDAQ Composite	70.79	121.42
Russell 2000 Index	71.57	108.09
Peer Group	81.82	94.05

Recent Sales of Unregistered Securities

Since January 1, 2006, we have issued the following securities that were not registered under the Securities Act of 1933, as amended ("Securities Act"), as summarized below. No underwriters were involved in the following sales of securities.

(a) Issuances of Common Stock

(1) On February 13, 2006, we issued 11,050 shares of our common stock to one of our employees for consideration of $100,002.50.

(2) On March 31, 2006, we issued an aggregate of 33,100 shares of our common stock to certain of our employees for aggregate consideration of $299,555.

(3) On April 3, 2006, we issued 5,000 shares of our common stock to one of our employees for consideration of $45,250.

(4) On July 14, 2006, we issued 21,877 shares of our common stock to one warrant holder in a cashless exercise for consideration of $0.01.

(5) On September 28, 2006, we issued 30,904 shares of our common stock to one warrant holder in a cashless exercise for consideration of $0.02.

(6) On January 3, 2007, we issued 1,820 shares of unregistered common stock to three of our directors, in lieu of cash for director fee compensation, with an aggregate value of $26,481.

(7) On April 2, 2007, we issued 1,261 shares of unregistered common stock to three of our directors in lieu of cash for director fee compensation, with an aggregate value of $24,451.

(8) On July 2, 2007, we issued 1,199 shares of unregistered common stock to three of our directors in lieu of cash for director fee compensation, with an aggregate value of $24,472.

(9) On October 1, 2007, we issued 981 shares of unregistered common stock to three of our directors in lieu of cash for director fee compensation, with an aggregate value of $27,223.

(10) On January 2, 2008, we issued 1,090 shares of unregistered common stock to three of our directors in lieu of cash for director fee compensation, with an aggregate value of $27,228.

(11) On March 31, 2008, we issued 168 shares of unregistered common stock to two of our directors in lieu of cash for director fee compensation, with an aggregate value of $3,368.

(12) On April 1, 2008, we issued 2,014 shares of unregistered common stock to five of our directors in lieu of cash for director fee compensation, with an aggregate value of $40,703.

(13) On July 1, 2008, we issued 2,794 shares of unregistered common stock to five of our directors in lieu of cash for director fee compensation, with an aggregate value of $46,213.

(14) On October 1, 2008, we issued 2,393 shares of unregistered common stock to five of our directors in lieu of cash for director fee compensation, with an aggregate value of $46,209.

Each of the sales described under "Issuances of Common Stock" above was made in reliance upon the exemption from the registration provisions of the Securities Act, set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering and the rules and regulations thereunder. The purchasers or recipients of securities in each case acquired the securities for investment only and not with a view to the distribution thereof. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business, or other relationships, to information about us.

(b) Stock Option Grants/Exercises and Grants of Restricted Stock

(1) In January 2006, we issued to certain of our employees options to purchase an aggregate of 15,000 shares of our common stock at an exercise price of $9.05 per share.

(2) In April 2006, we issued to certain of our employees options to purchase an aggregate of 16,000 shares of our common stock at an exercise price of $9.05 per share.

(3) On May 5, 2006, we issued to certain of our employees options to purchase an aggregate of 47,780 shares of our common stock at an exercise price of $9.05 per share.

(4) Effective July 10, 2006, we issued 12,500 shares of restricted common stock to an employee, valued at $113,125.

(5) On July 21, 2006, we issued 22,500 shares of our common stock to one of our former employees upon the exercise of stock options at exercise prices ranging from $5.00 to $9.05 per share.

(6) On March 14, 2008, we issued 10,192 shares of restricted common stock to two directors valued at $215,968.

(7) On November 10, 2008, we issued 12,775 shares of restricted common stock to five directors valued at $239,915.

Each of the sales described under "Stock Option Grants/Exercises and Grants of Restricted Stock" above was made in reliance upon the exemption from the registration provisions of the Securities Act, set forth in Rule 701 promulgated under the Securities Act, as the transactions were effected under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. Except with respect to the exercise of stock options by our former employee described in transaction (5) above, the recipients of these securities were our employees and directors and received the securities under either the ICF Consulting Group, Inc. Management Stock Option Plan (the "1999 Plan") or the ICF International, Inc. 2006 Long-Term Equity Incentive Plan, and no consideration other than the continued employment or service by the employee and director recipients was received by us in connection with any of these issuances of securities. With respect to transaction (5) above, the recipient of the securities was our employee at the time the options for the securities were issued and received such options under the 1999 Plan. Each of the recipients of securities in these transactions had adequate access, through employment, business, or other relationships, to information about us.

Purchases of Equity Securities by Issuer

During the three months ended December 31, 2008, the Company purchased 76,581 shares of common stock for $1,370,435 in exchange for the payment of withholding taxes and exercise price upon the exercise of options and vesting of restricted stock. The average fair value of the common stock purchased was $17.90 per share.

The following table summarizes stock repurchases for the three months ended December 31, 2008:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 – October 31	32,672	$17.43	None	None
November 1 – November 30	32,617	$18.17	None	None
December 1 – December 31	11,292	$18.45	None	None
Total	76,581	$17.90	None	None

ITEM 6. Selected Financial Data

The following table presents selected historical financial data derived from our financial statements, the related notes, and other Company information for each of the five years presented. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes. The selected financial data for the last six months of 2006 and all of 2007 and 2008 reflect our accelerated performance of The Road Home contract.

The selected financial data reflect our adoption of Statement of Financial Accounting Standards ("SFAS") No. 123(R) on January 1, 2006, our acquisitions of Synergy in January 2005, Caliber in October 2005, APCG and EEA in January 2007, Z-Tech in June 2007, SH&E in December 2007, and Jones & Stokes in February 2008, and our divestiture of ICF Energy Solutions, Inc. ("ESI") in April 2004.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)				
Statement of Earnings Data:					
Revenue	$697,426	$727,120	$331,279	$177,218	$139,488
Direct costs	460,002	532,153	217,747	106,078	83,638
Operating costs and expenses:					
Indirect and selling expenses	170,360	118,128	87,056[1]	60,039	46,097
Depreciation and amortization	5,407	2,432	2,054	2,728	2,611
Amortization of intangible assets	8,683	3,884	1,482	2,813	544
Earnings from continuing operations	52.974	70,523	22,940	5,560	6,598
Other (expense) income:					
Interest expense	(4,082)	(1,944)	(3,509)	(3,162)	(1,378)
Other	581	519	646	1,489	79
Total other (expense) income	(3,501)	(1,425)	(2,863)	(1,673)	(1,299)
Income from continuing operations before income taxes	49,473	69,098	20,077	3,887	5,299
Income tax expense	20,750	28,542	8,210	1,865	2,466
Earnings from continuing operations	28,723	40,556	11,867	2,022	2,833
Discontinued operations					
Loss from discontinued operations, net	—	—	—	—	(196)
Gain from disposal of subsidiary, net	—	—	—	—	380
Income from discontinued operations	—	—	—	—	184
Net income	$ 28,723	$ 40,556	$ 11,867	$ 2,022	$ 3,017
Earnings from continuing operations per share:					
Basic	$ 1.96	$ 2.87	$ 1.15	$ 0.22	$ 0.31
Diluted	$ 1.88	$ 2.72	$ 1.10	$ 0.21	$ 0.30
Earnings per share:					
Basic	$ 1.96	$ 2.87	$ 1.15	$ 0.22	$ 0.33
Diluted	$ 1.88	$ 2.72	$ 1.10	$ 0.21	$ 0.32
Weighted-average shares:					
Basic	14,641	14,152	10,321	9,185	9,080
Diluted	15,270	14,896	10,796	9,737	9,398

	Year Ended December 31,				
	2008	2007	2006	2005	2004
			(Unaudited) (In thousands)		
Other Operating Data:					
EBITDA from continuing operations[2]	$ 67,064	$ 76,839	$ 26,476	$ 11,101	$ 9,753
Non-cash compensation charge included in EBITDA from continuing operations	6,473	3,680	1,069	2,138	—
Initial lease abandonment charge included in EBITDA from continuing operations	—	—	4,309[1]	—	—
Non-recurring bonus charge related to IPO included in EBITDA from continuing operations	—	—	2,700[1]	—	—

	2008	2007	2006	2005	2004
			(In thousands)		
Consolidated balance sheet data:					
Cash and cash equivalents	$ 1,536	$ 2,733	$ 2,997	$ 499	$ 797
Net working capital	63,925	37,470	22,351	18,141	5,502
Total assets	401,017	393,025	215,827	151,124	94,057
Current portion of long-term debt	—		—	6,767	4,235
Long-term debt, net of current portion	80,000	47,079	—	54,205	16,844
Total stockholders' equity	202,917	164,791	113,947	52,903	47,861

(1) Indirect and selling expenses for the year ended December 31, 2006, included a second quarter pre-tax charge of approximately $4.3 million resulting from the abandonment of our San Francisco, California leased facility and abandonment of a portion of our Lexington, Massachusetts leased facility and an approximately $2.7 million bonus payment related to the IPO of our common stock.

(2) EBITDA from continuing operations, a measure used by us to evaluate performance, is defined as net income (loss) plus (less) loss (income) from discontinued operations, less gain from sale of discontinued operations, less other income, plus other expenses, net interest expense, income tax expense, and depreciation and amortization. We believe EBITDA from continuing operations is useful to investors because similar measures are frequently used by securities analysts, investors, and other interested parties in evaluating companies in our industry. EBITDA from continuing operations is not a recognized term under generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA from continuing operations may not be comparable to other similarly titled measures used by other companies. EBITDA from continuing operations is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments, capital expenditures, and debt service. Our credit agreement includes covenants based on EBITDA from continuing operations, subject to certain adjustments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." A reconciliation of net income (loss) to EBITDA from continuing operations follows:

	Year ended December 31,				
	2008	2007	2006	2005	2004
			(In thousands)		
Net income	$28,723	$40,556	$11,867	$ 2,022	$3,017
Loss from discontinued operations	—	—	—	—	196
Gain from sale of discontinued operations	—	—	—	—	(380)
Other (income)	(581)	(519)	(646)	(1,489)	(79)
Interest expense	4,082	1,944	3,509	3,162	1,378
Income tax expense	20,750	28,542	8,210	1,865	2,466
Depreciation and amortization	14,090	6,316	3,536	5,541	3,155
EBITDA from continuing operations	$67,064	$76,839	$26,476	$11,101	$9,753

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions, such as statements of our plans, objectives, expectations, and intentions. The cautionary statements made in this Annual Report on Form 10-K should be read as applying to all related forward-looking statements wherever they appear in this Annual Report on Form 10-K. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to our actual results differing materially from those anticipated include those discussed in "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

OVERVIEW

We provide management, technology, and policy consulting and implementation services primarily to government clients, as well as to commercial and international clients. We help our clients conceive, develop, implement, and improve solutions that address complex economic, social, and national security issues. Our services primarily address four key markets: energy and climate change; environment and infrastructure; health, human services, and social programs; and homeland security and defense. Increased government involvement in virtually all aspects of our lives has created opportunities for us to resolve issues at the intersection of the public and private sectors. We believe that demand for our services will continue to grow as government, industry, and other stakeholders seek to understand and respond to geopolitical and demographic changes, budgetary constraints, heightened environmental and social concerns, global climate change, and increasing globalization.

Our federal, state, and local government; commercial; and international clients utilize our services because we combine diverse institutional knowledge and experience in their activities with the deep subject matter expertise of our highly educated staff, which we deploy in multi-disciplinary teams. Our federal government clients have included every cabinet-level department, including HHS, DoD, EPA, DHS, DOT, DOJ, HUD, and DOE. Federal clients generated approximately 36% of our revenue in 2008. State and local government clients generated approximately 47% of our revenue in 2008. Revenue generated from our state and local government clients decreased in 2008, primarily due to our decreased volume under The Road Home contract with the State of Louisiana. We also serve commercial and international clients, primarily in the air transportation and energy sectors. Our commercial and international clients generated approximately 17% of our revenue in 2008. We have successfully worked with many of these clients for decades, providing us a unique and knowledgeable perspective on their needs.

We report operating results and financial data as a single segment based on the information used by our chief operating decision-makers in evaluating the performance of our business and allocating resources. Our single segment represents our core business—professional services for government and commercial clients. Although we describe our multiple service offerings to four markets to provide a better understanding of our business, we do not manage our business or allocate our resources based on those service offerings or markets.

DESCRIPTION OF CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") requires that we make estimates and judgments that affect the reported amount of assets, liabilities, revenue, and expenses, as well as the disclosure of contingent assets and liabilities. If any of these estimates or judgments proves to be incorrect, our reported results could be materially affected. Actual results may differ significantly from our estimates under different assumptions or conditions. We believe that the estimates, assumptions and judgments involved in the accounting practices described below have the greatest potential impact on our financial statements and therefore consider them to be critical accounting policies.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, services have been rendered, the contract price is fixed or determinable, and collectibility is reasonably assured. We enter into contracts that are time-and-materials contracts, cost-based contracts, fixed-price contracts, or a combination of these.

- ***Time-and-Materials Contracts.*** Revenue for time-and-materials contracts is recorded on the basis of allowable labor hours worked multiplied by the contract-defined billing rates, plus the costs of other items used in the performance of the contract. Profit and losses on time-and-materials contracts result from the difference between the cost of services performed and the contract-defined billing rates for these services.
- ***Cost-Based Contracts.*** Revenue under cost-based contracts is recognized as costs are incurred. Applicable estimated profit, if any, is included in earnings in the proportion that incurred costs bear to total estimated costs. Incentives, award fees, or penalties related to performance are also considered in estimating revenue and profit rates based on actual and anticipated awards.
- ***Fixed-Price Contracts.*** Revenue for fixed-price contracts is recognized when earned, generally as work is performed in accordance with the provisions of SEC Staff Accounting Bulletin No. 104, *Revenue Recognition*. Services performed vary from contract to contract and are not uniformly performed over the term of the arrangement. We recognize revenue in a number of different ways on fixed-price contracts, including:
  - revenue on certain fixed-price contracts is recorded each period based on contract costs incurred to date compared with total estimated costs at completion (cost-to-cost method). Performance is based on the ratio of costs incurred to total estimated costs where the costs incurred represent a reasonable surrogate for output measures of contract performance, including the presentation of deliverables to the client. Progress on a contract is matched against project costs and costs to complete on a periodic basis. Clients are obligated to pay as services are performed, and in the event that a client cancels the contract, payment for services performed through the date of cancellation is negotiated with the client;
  - revenue on certain other fixed-price contracts is recognized ratably over the period benefited; and
  - revenue on certain other fixed-price contracts is recorded based on units delivered to the customer multiplied by the contract-defined unit price.

Revenue recognition requires us to use judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of revenue and cost at completion can be complicated and is subject to many variables. Contract costs include labor, subcontracting costs, and other direct costs, as well as allocation of allowable indirect costs. We must also make assumptions regarding the length of time to complete the contract because costs also include expected increases in wages, prices for subcontractors, and other direct costs. From time to time, facts develop that require us to revise our estimated total costs and revenue on a contract. To the extent that a revised estimate affects contract profit or revenue previously recognized, we record the cumulative effect of the revision in the period in which the facts requiring the revision become known. Provision for the full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes probable and can be reasonably estimated. As a result, operating results could be affected by revisions to prior accounting estimates.

We generate invoices to clients in accordance with the terms of the applicable contract, which may not be directly related to the performance of services. Unbilled receivables are invoiced based upon the achievement of specific events as defined by each contract including deliverables, timetables, and incurrence of certain costs. Unbilled receivables are classified as a current asset. Advanced billings to clients in excess of revenue earned are recorded as deferred revenue until the revenue recognition criteria are met. Reimbursements of out-of-pocket expenses are included in revenue with corresponding costs incurred by us included in cost of revenue.

From time to time, we may proceed with work based on client direction prior to the completion and signing of formal contract documents. We have a formal review process for approving any such work. Revenue associated with such work is recognized only when it can reliably be estimated and realization is probable. We base our estimates on a variety of factors, including previous experiences with the client, communications with the client regarding funding status, and our knowledge of available funding for the contract.

Goodwill and the amortization of intangible assets

Costs in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in a business combination are recorded as goodwill, in accordance with SFAS No. 141, *Business Combinations.* Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but are instead reviewed annually (or more frequently if impairment indicators arise) for impairment in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-lived Assets* ("SFAS No. 144").

We have elected to perform the annual goodwill impairment review, as of September 30 of each year, during the fourth quarter. For purposes of performing this test, we have determined that we have only one reporting unit. We employed the methods of determining fair value of the reporting unit in accordance with SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). Based upon management's most recent review, including analysis provided by a valuation specialist from an investment bank, we determined that no goodwill impairment charge was required for 2008. Historically, there have been no goodwill impairment charges recorded by the Company.

We follow the provisions of SFAS No. 144 in accounting for impairment or disposal of long-lived assets. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell. To date, there have been no impairment charges recorded by the Company.

New accounting standards

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS No. 14(R)"), which amends SFAS No. 141 and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. It is effective for the Company beginning January 1, 2009, and will be applied prospectively. To the extent we continue to make acquisitions, SFAS No. 141(R) could impact our future financial statements and related disclosures.

In December 2007, the FASB issued SFAS No. 160, which requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled, and presented in the consolidated financial statements. It also requires that once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to identify and distinguish clearly between the interests of the parent and the interests of the noncontrolling owners. It is effective for us beginning January 1, 2009, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements shall be applied prospectively. We have no material existing minority interests; therefore, we do not expect that the adoption of SFAS No. 160 will have a material effect on our future financial statements and related disclosures.

In May 2008, the FASB issued SFAS No. 162, which identifies a hierarchy for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. The adoption of SFAS No. 162 is not expected to have a material impact on our consolidated financial statements.

REVENUE

We earn revenue from services that we provide to government and commercial clients in four key markets:

- energy and climate change;
- environment and infrastructure;
- health, human services, and social programs; and
- homeland security and defense.

The following table shows the approximate percentage of our revenue from each of our four markets for the periods indicated. For each client, we have attributed all revenue from that client to the market we consider to be the client's primary market, even if a portion of that revenue relates to a different market.

	Year ended December 31,		
	2008	2007	2006
Energy and climate change	11%	8%	12%
Environment and infrastructure	24%	9%	17%
Health, human services, and social programs	56%	75%	53%
Homeland security and defense	9%	8%	18%
Total	100%	100%	100%

The proportions of revenue from each market identified in the above table changed significantly from 2006 to 2007 primarily due to growth associated with The Road Home contract, which is classified under Health, Human Services, and Social Programs. The proportion of revenue from each market changed significantly from 2007 to 2008 primarily due to the decrease of activity associated with The Road Home contract and the acquisitions of SH&E and Jones & Stokes, which provided additional revenue primarily in the environment and infrastructure market. See "—Acquisitions" below for a discussion of our recent acquisitions. We expect the revenue from The Road Home contract to be lower in 2009 because of, among other things, its scheduled conclusion in 2009 and a change in the level of effort. See "Risk Factors—Risks Related to The Road Home Contract."

Our primary clients are the State of Louisiana and agencies and departments of the U.S. federal government. The following table shows the approximate percentage of our revenue for each type of client for the periods indicated.

	Year ended December 31,		
	2008	2007	2006
U.S. federal government	36%	27%	49%
U.S. state and local government	47%	65%	40%
Domestic commercial	12%	6%	7%
International	5%	2%	4%
Total	100%	100%	100%

Revenue generated from our state and local government clients increased significantly from 2006 to 2007, and decreased significantly from 2007 to 2008, due primarily to our work in connection with The Road Home contract with the State of Louisiana.

Most of our revenue is from contracts on which we are the prime contractor, which we believe provides us strong client relationships. In 2008, 2007, and 2006, approximately 90%, 94%, and 89%, of our revenue, respectively, was from prime contracts.

Contract mix

We had more than 2,500 active contracts throughout 2008. Our contracts with clients include time-and-materials contracts, cost-based contracts (including cost-based fixed fee, cost-based award fee, and cost-based incentive fee, as well as grants and cooperative agreements), and fixed-price contracts. Our contract mix varies from year to year due to numerous factors, including our business strategies and the procurement activities of our clients. Unless the context requires otherwise, we use the term "contracts" to refer to contracts and any task orders or delivery orders issued under a contract.

The following table shows the approximate percentage of our revenue from each of these types of contracts for the periods indicated.

	Year ended December 31,		
	2008	2007	2006
Time-and-materials	67%	55%	46%
Fixed-price	22%	36%	34%
Cost-based	11%	9%	20%
Total	100%	100%	100%

The changes in percentages from 2006 to 2007 were primarily due to The Road Home contract. The changes from 2007 to 2008 were primarily due to the reduction in revenue from The Road Home contract and the acquisitions of SH&E and Jones & Stokes.

Time-and-materials contracts. Under time-and-materials contracts, we are paid for labor at fixed hourly rates and generally reimbursed separately for allowable materials, other direct costs, and out-of-pocket expenses. Our actual labor costs may vary from the expected costs that formed the basis for our negotiated hourly rates if we need to hire additional employees at higher wages, increase the compensation paid to existing employees, or are able to hire employees at lower-than-expected rates. Our non-labor costs, such as fringe benefits, overhead, and general and administrative costs, also may be higher or lower than we anticipated. To the extent that our actual labor and non-labor costs under a time-and-materials contract vary significantly from the negotiated hourly rates, we can generate more or less than the targeted amount of profit or, perhaps, a loss.

Fixed-price contracts. Under fixed-price contracts, we perform specific tasks for a pre-determined price. Compared to time-and-materials and cost-based contracts, fixed-price contracts involve greater financial risk because we bear the full impact of labor and non-labor costs that exceed our estimates, in terms of costs per hour, number of hours, and all other costs of performance, in return for the full benefit of any cost savings. We therefore may generate more or less than the targeted amount of profit or, perhaps, a loss.

Cost-based contracts. Under cost-based contracts, we are paid based on the allowable costs we incur and usually receive a fee. All of our cost-based contracts reimburse us for our direct labor and fringe-benefit costs that are allowable under the contract, but many limit the amount of overhead and general and administrative costs we can recover, which may be less than our actual overhead and general and administrative costs. In addition, our fees are constrained by fee ceilings, and in certain cases, such as with grants and cooperative agreements, we may receive no fee. Because of these limitations, our cost-based contracts, on average, are our least profitable type of contract and we may generate less than the expected return. Cost-based fixed fee contracts specify the fee to be paid. Cost-based incentive fee and cost-based award fee contracts provide for increases or decreases in the contract fee, within specified limits, based on actual results as compared to contractual targets for factors such as cost, quality, schedule, and performance.

DIRECT COSTS

Direct costs consist primarily of costs incurred to provide services to clients, the most significant of which are subcontractors and employee salaries and wages, plus associated fringe benefits, relating to specific client engagements. Direct costs also include the costs of third-party materials and any other related direct costs, such as travel expenses.

Direct costs associated with direct labor and subcontractors increased significantly in 2007, and decreased significantly in 2008, due primarily to our work in connection with The Road Home contract.

We generally expect the ratio of direct costs as a percentage of revenue to decline when our own labor increases relative to subcontracted labor or outside consultants. Conversely, as subcontracted labor or outside consultants for clients increase relative to our own labor, we expect the ratio to increase.

Changes in the mix of services and other direct costs provided under our contracts can result in variability in our direct costs as a percentage of revenue. For example, when we perform work in the area of implementation, we expect that more of our services will be performed in client-provided facilities and/or with dedicated staff. Such work generally has a higher proportion of direct costs than much of our current advisory work, but we anticipate that higher utilization of such staff will decrease indirect expenses. In addition, to the extent we are successful in winning larger contracts, our own labor services component could decrease because larger contracts typically are broader in scope and require more diverse capabilities, potentially resulting in more subcontracted labor, more other direct costs, and lower margins. Although these factors could lead to a higher ratio of direct costs as a percentage of revenue, the economics of these larger jobs are nonetheless generally favorable because they increase income, broaden our revenue base, and have a favorable return on invested capital.

OPERATING EXPENSES

Our operating expenses consist of indirect and selling expenses, including non-cash compensation and depreciation and amortization.

Indirect and selling expenses

Indirect and selling expenses include our management, facilities, and infrastructure costs for all employees, as well as salaries and wages, plus associated fringe benefits, not directly related to client engagements. Among the functions covered by these expenses are marketing, business and corporate development, bids and proposals, facilities, information technology and systems, contracts administration, accounting, treasury, human resources, legal, corporate governance, and executive and senior management. We include all our cash incentive compensation in this item, as well as non-cash compensation such as stock-based compensation provided to employees whose compensation and other benefit costs are included in both direct costs and indirect and selling expenses. See "Note J—Accounting for Stock-Based Compensation" of our "Notes to Consolidated Financial Statements" appearing in this Annual Report on Form 10-K for a discussion of how we treat such compensation in our financial statements.

We try to utilize our office space as efficiently as possible, and therefore attempt to sublease or otherwise dispose of space we do not anticipate needing in the near-term, but there can be no assurance that we will be able to do so in a timely manner, on commercially reasonable terms, or at all. For example, on April 14, 2006, we decided to abandon, effective June 30, 2006, our San Francisco, California, leased facility and relocate our staff there to other space. Management believed, based on consultation with its leasing consultants, that the then current market for similar space was substantially below this cost. Our San Francisco lease obligation expires in July 2010 and covers approximately 12,000 square feet at an annual rate of $79 per square foot, plus operating expenses. We also abandoned a smaller space in Lexington, Massachusetts, that we had been unable to sublease. We recognized a pre-tax charge to earnings in the second quarter of 2006 of approximately $4.3 million as a result of these actions.

Non-cash compensation

Stock Incentive Plans. On June 25, 1999, we adopted the ICF Consulting Group, Inc. Management Stock Option Plan (the "1999 Plan"). The 1999 Plan provides for granting straight and incentive awards to employees to purchase shares of our common stock. Originally, we reserved a total of 1,334,027 shares of common stock for issuance under the 1999 Plan. In May 2002, we amended the 1999 Plan to reserve an additional 238,313 shares for issuance. The exercise price for straight awards granted under the 1999 Plan was not to be less than $5.00 per share. The option price for incentive awards granted under the 1999 Plan was determined by the Compensation Distribution Committee of the Board of Directors based on the fair value of our common stock on the date of grant. Effective September 28, 2006 awards ceased under the 1999 Plan, and it will expire in June 2009. A total of 5,658 shares remain ungranted under the Plan.

Effective with our IPO in September 2006, we adopted a new long-term equity incentive plan (the "2006 Plan"). The 2006 Plan permits the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, performance shares, performance units, and other incentive awards, including restricted stock units. Under the 2006 Plan, we may make awards of up to 1,000,000 shares, plus an annual increase on the first day of each of our fiscal years beginning in 2007 equal to the lesser of 3% of the number of outstanding shares of common stock or an amount determined by the Board of Directors. Under this "evergreen provision," 416,241 additional shares were made available under the plan on January 1, 2007, and thereafter registered. On March 10, 2008, 217,973 additional shares were made available under the plan, and thereafter registered. On March 10, 2009, the Board of Directors approved a 3% increase to the number of available shares of common stock under the evergreen provision, which the Company intends to register in the near future. Persons eligible to participate in the 2006 Plan include all our officers and key employees, as determined by the Compensation Committee of the Board of Directors, and all non-employee directors. Our policy is to issue shares upon option exercise, restricted stock grant, or restricted stock unit conversion either from our treasury, if available, or otherwise from the issuance of new shares. We do not expect to repurchase shares in the following annual period to satisfy award grants, however, the 2006 Plan does permit employees to sell shares back to the Company in settlement of individual tax liability as their awards vest or options are exercised.

Implementation of FASB SFAS No. 123(R). Prior to January 1, 2006, as permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*, we accounted for our stock-based compensation plan using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees.* Effective January 1, 2006, we adopted SFAS No. 123(R), *Share-Based Payment*, using the prospective method. Under this method, compensation expense for all awards granted after the date of adoption and modifications of any previously granted awards outstanding at the date of adoption is measured at fair value and included in operating expenses over the service period. We recorded compensation expense of approximately $6.5 million and $3.7 million during the years ended December 31, 2008, and 2007, respectively.

In accordance with SFAS No. 123(R), for the period beginning January 1, 2006, excess tax benefits from the exercise of stock options are presented as financing cash flows. The excess tax benefits totaled approximately $3.3 million and $3.0 million for the years ended December 31, 2008, and 2007, respectively.

We have elected to use the Black-Scholes-Merton option pricing model to value any options granted and amortize compensation expense relating to share-based payments on a straight-line basis over the requisite service period. We will reconsider the use of the Black-Scholes-Merton model if additional information becomes available in the future that indicates another model would be more appropriate or if grants issued in future periods have characteristics that prevent their value from being reasonably estimated using this model.

Overall Impact of Stock Incentive Plans. Total compensation expense relating to stock-based compensation amounted to approximately $6.5 million, $3.7 million, and $1.1 million, for the years ended December 31, 2008, 2007, and 2006, respectively. As of December 31, 2008, the total unrecognized compensation expense related to non-vested stock awards totaled approximately $10.2 million. Such expense is expected to be recognized over a weighted-average period of 1.22 years.

Depreciation and amortization

Depreciation and amortization includes depreciation of computers, furniture, and other equipment; the amortization of the costs of software we use internally; leasehold improvements; and amortization of other intangible assets arising from acquisitions.

INCOME TAX EXPENSE

Our effective tax rate of approximately 41.9% including state and foreign taxes net of federal benefit for the year ended December 31, 2008, was higher than the statutory tax rate for the year primarily due to permanent tax differences related to expenses not deductible for tax purposes, and activity in our foreign subsidiaries.

ACQUISITIONS

A key element of our growth strategy is to pursue acquisitions. In 2007, we completed the acquisitions of EEA, APCG, Z-Tech, and SH&E, and, in 2008, we acquired Jones & Stokes.

EEA. Effective January 2007, we acquired all the outstanding common stock of EEA, which specializes in energy market analyses, modeling, transportation and energy technology, and environmental advisory services. EEA also provides strategic planning and regulatory support to all segments of the natural gas industry. We undertook the acquisition to increase our service offerings to the natural gas industry and to combine the modeling frameworks of ICF and EEA in the electricity and gas sectors to create a unique platform for integrated energy analyses. Such analyses are becoming more important because of the increased use of natural gas and liquefied natural gas ("LNG") as fuels to generate electric power, and the increased interest in analyzing the impacts of evolving GHG regulations at the state, provincial, and federal levels in North America.

APCG. Effective January 2007, we acquired all the outstanding common stock of APCG, which specializes in helping federal organizations develop and implement strategy, improve enterprise performance, manage change, support employee growth, and communicate effectively. We undertook the acquisition to enhance our capabilities in human capital and strategic communications consulting and to complement our work with DHS, DoD, and key civilian agencies.

Z-Tech. Effective June 28, 2007, we acquired all the outstanding common stock of Z-Tech, which provides software engineering, Web design and development, and scientific computing services for federal health agencies. Z-Tech primarily provides services to the five main agencies of HHS, including the National Institutes of Health, Centers for Disease Control and Prevention, U.S. Food and Drug Administration, Substance Abuse and Mental Health Services Administration, and Centers for Medicare and Medicaid Services. We undertook the acquisition to become a leader in the high-growth market of health information technology and gain a stronger presence in the federal health care market by combining Z-Tech's technology and program support expertise with our established presence in health communications, policy, and clearinghouses.

The initial purchase price of Z-Tech was approximately $27.6 million, including $27.3 million in cash and $0.3 million in transaction expenses. In addition to the initial consideration, the purchase agreement provides for additional cash payments of up to $8.0 million if certain performance criteria are met. The Company paid approximately $5.2 million of this $8.0 million and recorded the payment to goodwill. The excess of the purchase price over the estimated fair value of the net tangible assets acquired was approximately $33.9 million. The Company has allocated approximately $24.9 million to goodwill and $9.0 million to other intangible assets. The results of operations for Z-Tech are included in the Company's statement of operations after June 28, 2007.

SH&E. Effective December 3, 2007, we acquired all the outstanding common stock of SH&E. One of the world's largest consulting firms dedicated to aviation transportation, SH&E provides strategy, policy, regulatory, financial, and technical consulting services to airlines, airports, and other public and private industry stakeholders. We undertook the acquisition to enhance our transportation service offerings, which had been concentrated primarily on surface transportation, with federal, state, and industry clients; to enhance our position in key federal markets such as the Federal Aviation Administration and Transportation Security Administration; and to combine our climate change expertise with SH&E's strong aviation presence to be a leader in the expanding air transport and climate change market.

The aggregate purchase price of SH&E was approximately $53.1 million, including $52.0 million of cash and $1.1 million of transaction expenses. The purchase price for the transaction is subject to change based upon final settlement of all claims in accordance with the Merger Agreement. The Company engaged an independent valuation firm to assist management in allocating the purchase price to goodwill and to other acquired intangible assets. The excess of the purchase price over the estimated fair value of the net tangible assets acquired was approximately $48.0 million. The Company has allocated approximately $38.6 million to goodwill and $9.4 million to other intangible assets. The results of operations for SH&E are included in the Company's statement of operations since December 3, 2007.

Jones & Stokes. Effective February 13, 2008, we acquired all of the outstanding common stock of Jones & Stokes. Jones & Stokes provides integrated planning and resource management services, specializing in the transportation, energy, water, and natural resource management sectors. Jones & Stokes supports a broad mix of federal, commercial, state, and local government clients on projects to plan and implement required infrastructure improvements and mandated government programs. We undertook the acquisition to expand ICF's environmental and large project implementation capabilities across such strategic growth areas as transportation and infrastructure, energy, climate change, and water resources. We also undertook the acquisition to expand our presence in the western U.S. markets, where natural resources issues are a growing concern and where Jones & Stokes has outstanding market presence.

The aggregate purchase price was approximately $50.4 million, including $49.0 million of cash and $1.4 million of transaction expenses. The purchase price for the transaction is subject to change based upon final settlement of all claims in accordance with the Agreement and Plan of Merger. The Company engaged an independent valuation firm to assist management in the allocation of the purchase price to goodwill and to other acquired intangible assets. The excess of the purchase price over the estimated fair value of the net tangible assets acquired was approximately $47.9 million. The Company has allocated approximately $42.9 million to goodwill and $5.0 million to other intangible assets. The results of operations for Jones & Stokes have been included in the Company's statement of operations since February 13, 2008.

Our acquisitions to date have all involved purchase prices well in excess of tangible asset values, resulting in the creation of a significant amount of goodwill and other intangible assets. Increased levels of finite lived intangible assets will increase our depreciation and amortization charges. At December 31, 2008, goodwill accounted for approximately 49.3% of our total assets, and purchased intangibles accounted for approximately 4.2% of our total assets. In accordance with SFAS No. 142, we test our goodwill for impairment at least annually, and if we conclude that it is impaired we will be required to write down its carrying value on our balance sheet and record an impairment charge in our statement of operations.

We plan to continue to acquire businesses if and when opportunities arise. We expect future acquisitions to generate significant amounts of goodwill and other intangible assets. We expect to incur additional debt for future acquisitions (we used our credit facility to finance our 2007 acquisitions and our 2008 acquisition of Jones & Stokes) and, in some cases, to use our stock as acquisition consideration in addition to, or in lieu of, cash. Any issuance of stock may have a dilutive effect on our stock outstanding.

FLUCTUATION OF QUARTERLY RESULTS AND CASH FLOW

Our results of operations and cash flow may vary significantly from quarter to quarter depending on a number of factors, including, but not limited to:

- progress of contract performance;
- number of billable days in a quarter;
- timing of client orders;
- timing of award fee notices;
- changes in the scope of contracts;
- variations in purchasing patterns under our contracts;
- federal and state government and other clients' spending levels;
- timing of billings to, and payments by, clients;
- commencement, completion, and termination of contracts;
- strategic decisions we make, such as acquisitions, consolidations, divestments, spin-offs, joint ventures, strategic investments, and changes in business strategy;
- timing of significant costs and investments (such as bid and proposal costs and the costs involved in planning or making acquisitions);
- our contract mix and use of subcontractors;
- additions to and departures of staff;
- changes in staff utilization;
- vacation and sick days taken by our employees;
- level and cost of our debt;
- changes in accounting principles and policies; and
- general market and economic conditions.

Because a significant portion of our expenses, such as personnel, facilities, and related costs, are fixed in the short term, contract performance and variation in the volume of activity, as well as in the number and volume of contracts commenced or completed during any quarter, may cause significant variations in operating results from quarter to quarter.

EFFECT OF APPROVAL OF FEDERAL BUDGET

The federal government's fiscal year ends on September 30 of each year. If a federal budget for the next fiscal year has not been approved by that date, some of our clients may have to suspend engagements on which we are working or may delay new engagements until a budget has been approved. Any such suspension or delay may reduce our revenue in the quarter ending September 30 (our third quarter) or the subsequent quarter. The federal government's fiscal year end can also trigger increased contracting activity, which could affect our third or fourth quarter revenue.

EFFECTS OF INFLATION

We generally have been able to price our contracts in a manner to accommodate the rates of inflation experienced in recent years, although we cannot ensure that we will be able to do so in the future.

RESULTS OF OPERATIONS

The following table sets forth certain items from our consolidated statements of operations as an approximate percentage of revenue for the periods indicated.

Consolidated Statement of Operations
Years Ended December 31, 2008, 2007, and 2006
(dollars in thousands)

	Year Ended December 31,						Year to Year Change			
	2008	2007	2006	2008	2007	2006	2007 to 2008		2006 to 2007	
	Dollars			Percentages			Dollars	Percent	Dollars	Percent
Gross Revenue	$697,426	$727,120	$331,279	100.0%	100.0%	100.0%	$(29,694)	(4.1)%	$395,841	119.5%
Direct Costs	460,002	532,153	217,747	66.0%	73.2%	65.7%	(72,151)	(13.6)%	314,406	144.4%
Operating Expenses										
Indirect and selling expenses	170,360	118,128	87,056	24.4%	16.2%	26.3%	52,232	44.2%	31,072	35.7%
Depreciation and amortization	5,407	2,432	2,054	0.8%	0.3%	0.6%	2,975	122.3%	378	18.4%
Amortization of intangible assets	8,683	3,884	1,482	1.2%	0.5%	0.4%	4,799	123.6%	2,402	162.1%
Total Costs and Expenses	184,450	124,444	90,592	26.4%	17.0%	27.3%	60,006	48.2%	33,852	37.4%
Earnings from Operations	52,974	70,523	22,940	7.6%	9.8%	7.0%	(17,549)	(24.9)%	47,583	207.4%
Other (Expense) Income										
Interest expense	(4,082)	(1,944)	(3,509)	(0.6)%	(0.3)%	(1.1)%	(2,138)	110.0%	1,565	(44.6)%
Other	581	519	646	0.1%	0.1%	0.2%	62	11.9%	(127)	(19.7)%
Income from Continuing Operations Before Income Taxes	49,473	69,098	20,077	7.1%	9.6%	6.1%	(19,625)	(28.4)%	49,021	244.2%
Income Tax Expense	20,750	28,542	8,210	3.0%	3.9%	2.5%	(7,792)	(27.3)%	20,332	247.6%
Net Income	$ 28,723	$ 40,556	$ 11,867	4.1%	5.7%	3.6%	$(11,833)	(29.2)%	28,689	241.8%

Year ended December 31, 2008, compared to year ended December 31, 2007

Revenue. Revenue for the year ended December 31, 2008, was $697.4 million, compared to $727.1 million for the year ended December 31, 2007, representing a decrease of $29.7 million, or 4.1%. The decrease was primarily due to a reduction in revenue of $194.6 million associated with the declining activities of The Road Home contract. The decrease in revenue on The Road Home contract was partially offset by increased revenue associated with the acquisition of Jones & Stokes, whose results since February 2008 are included in operating results for the year ended December 31, 2008, but not included in the operating results of the comparable period last year, the acquisitions of Z-Tech and SH&E, whose results are included in operating results for the year ended December 31, 2008, but included for only 6 months and 1 month, respectively, in the operating results of the comparable period last year, and growth in other contracts of $50.9 million.

Direct costs. Direct costs for the year ended December 31, 2008, were $460.0 million, or 66.0% of revenue, compared to $532.2 million, 73.2% of revenue, for the year ended December 31, 2007. The decrease was primarily due to the declining activities associated with The Road Home contract. The decrease was partially offset by direct costs associated with the acquisition of Jones & Stokes, whose results since February 2008 are included in operating results for the year ended December 31, 2008, but not included in the operating results of the comparable period last year and the acquisitions of Z-Tech and SH&E, whose results are included in operating results for the year ended December 31, 2008, but included for only 6 months and 1 month, respectively, in the operating results of the comparable period last year. The decrease in direct costs as a percentage of revenue was primarily attributable to the decrease in work subcontracted to other parties on The Road Home contract and increased direct costs, primarily direct labor, of the acquired companies.

Indirect and selling expenses. Indirect and selling expenses for the year ended December 31, 2008, were $170.4 million, or 24.4% of revenue, compared to $118.1 million, or 16.2% of revenue for the year ended December 31, 2007. The increase in indirect and selling expenses was due principally to indirect costs associated with the operations of Z-Tech, SH&E, and Jones & Stokes, and an increase in non-cash compensation expense.

Depreciation and amortization. Depreciation and amortization for the year ended December 31, 2008, was $5.4 million, or 0.8% of revenue, compared to $2.4 million, or 0.3% of revenue for the year ended December 31, 2007. This 122.3% increase in depreciation and amortization resulted primarily from our acquisitions in June 2007 of Z-Tech, in December 2007 of SH&E, and in February 2008 of Jones & Stokes, and an increase in capital expenditures.

Amortization of intangible assets. Amortization of intangible assets for the year ended December 31, 2008, was $8.7 million, or 1.2% of revenue, compared to $3.9 million, or 0.5% of revenue for the year ended December 31, 2007. This 123.6% increase in amortization of intangible assets resulted primarily as a result of our acquisitions in June 2007 of Z-Tech, in December 2007 of SH&E, and in February 2008 of Jones & Stokes.

Earnings from operations. For the year ended December 31, 2008, earnings from operations were $53.0 million, or 7.6% of revenue, compared to $70.5 million, or 9.8% of revenue for the year ended December 31, 2007. Earnings from operations as a percentage of revenue decreased primarily due to the additional amortization expenses related to the intangible assets associated with the acquisitions of Z-Tech, SH&E, and Jones & Stokes, an increase in depreciation and amortization related to capital expenditures, and an increase in non-cash compensation.

Other income. For the year ended December 31, 2008, other income was approximately $0.6 million, or 0.1% of revenue, compared to approximately $0.5 million, or 0.1% of revenue, for the year ended December 31, 2007. The activity in other income for the year ended December 31, 2008, was primarily attributable to the reduction of the remaining liability to our former parent for subcontractor indemnification. The activity in other income for the year ended December 31, 2007, was primarily attributable to interest income.

Interest expense. For the year ended December 31, 2008, interest expense was approximately $4.1 million, compared to approximately $1.9 million for the year ended December 31, 2007. The approximately 108.4% increase was due primarily to increased debt service on borrowings for the SH&E and Jones & Stokes acquisitions.

Income tax expense. Our income tax rate for the year ended December 31, 2008, was approximately 41.9% compared to approximately 41.3% for the year ended December 31, 2007. This increase was due primarily to lower tax credits in 2008.

Year ended December 31, 2007, compared to year ended December 31, 2006

Revenue. Revenue for the year ended December 31, 2007, was $727.1 million, compared to $331.3 million for the year ended December 31, 2006, an increase of approximately $395.8 million, or 119.5%. The increase was due primarily to revenue associated with The Road Home contract (approximately $459.4 million of revenue in 2007, compared with approximately $116.0 million revenue in 2006), approximately $34.5 million in other contract growth, as well as approximately $18.0 million attributable to the acquisitions of Z-Tech and SH&E (which were acquired June 28 and December 3, 2007, respectively).

Direct costs. Direct costs for the year ended December 31, 2007, were approximately $532.2 million, or 73.2% of revenue, compared to approximately $217.7 million, or 65.7% of revenue, for the year ended December 31, 2006. The approximately 144.4% increase in direct costs was primarily due to the increase in volume of The Road Home contract. This increase in direct costs as a percentage of revenue for the year ended December 31, 2007, was primarily attributable to the large percentage of work that was subcontracted under The Road Home contract.

Indirect and selling expenses. Indirect and selling expenses for the year ended December 31, 2007, were approximately $118.1 million, or 16.2% of revenue, compared to approximately $87.1 million, or 26.3% of revenue for the year ended December 31, 2006. The approximately 35.7% increase in indirect and selling expenses was due principally to overall company growth, Z-Tech and SH&E operations, and additional costs associated with being a public company.

Depreciation and amortization. Depreciation and amortization for the year ended December 31, 2007, was $2.4 million, or 0.3% of revenue, compared to $2.1 million, or 0.6% of revenue for the year ended December 31, 2006.

Amortization of intangible assets. Amortization of intangible assets for the year ended December 31, 2007, was $3.9 million, or 0.5% of revenue, compared to $1.5 million, or 0.4% of revenue for the year ended December 31, 2006. This 162.1% increase in amortization of intangible assets resulted primarily as a result of our acquisitions of EEA, APCG, Z-Tech and SH&E.

Earnings from operations. For the year ended December 31, 2007, earnings from operations were approximately $70.5 million, or 9.8% of revenue, compared to approximately $22.9 million, or 7.0% of revenue, for the year ended December 31, 2006. Earnings from operations in 2007 increased primarily due to the increased volume of services from The Road Home contract, other contract growth, and contributions from the various acquisitions.

Other income. For the year ended December 31, 2007, other income was approximately $0.5 million, or 0.1% of revenue, compared to approximately $0.6 million, or 0.2% of revenue, for the year ended December 31, 2006. The activity in other income for the year ended December 31, 2007, was primarily attributable to interest income. The activity in other income for the year ended December 31, 2006, was primarily attributable to proceeds received from an escrow account related to a prior acquisition.

Interest expense. For the year ended December 31, 2007, interest expense was approximately $1.9 million, compared to approximately $3.5 million for the year ended December 31, 2006. The approximately 44.6% decrease was due primarily to decreased borrowings due to improved cash flows from operations and the proceeds from our IPO.

Income tax expense. Our income tax rate for the year ended December 31, 2007 was approximately 41.3% compared to approximately 40.9% for the year ended December 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES

General. Short-term liquidity requirements are created by our use of funds for working capital, capital expenditures, and the need to provide debt service. We expect to meet these requirements through a combination of cash flow from operations and borrowings under our Second Amended and Restated Business Loan and Security Agreement (the "Credit Facility") dated as of February 20, 2008.

We anticipate that our long-term liquidity requirements, including any further acquisitions, will be funded through a combination of cash flow from operations, borrowings under our Credit Facility, additional secured or unsecured debt, or the issuance of common or preferred stock, each of which may be initially funded through borrowings under our Credit Facility.

The capital and credit markets recently have been experiencing extreme volatility and disruption. Liquidity has contracted significantly, borrowing rates have increased, and borrowing terms have become more restrictive. Historically, we have believed that we could access these markets to support our business activities, including operations, acquisitions, and refinancing debt. In the future, we may not be able to obtain credit or capital market financing on acceptable terms, or at all, which could have an adverse effect on the our financial position, results of operations, and cash flows. Therefore, we will continue to monitor the financial markets and their impact on our access to capital, so that we can remain fully informed as we make decisions concerning acquisitions or other investments in our business.

Under the terms of our Credit Facility, we are required to comply with financial and non-financial covenants. We were in compliance with all such covenants as of December 31, 2008.

Cash and Cash Equivalents. We consider cash on deposit and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. Cash and cash equivalents, including marketable securities, as of the end of 2008 and 2007, were approximately $1.5 million and $2.7 million, respectively.

Credit Facility and Borrowing Capacity. We have maintained a credit agreement with a group of lenders since August 2003. This credit agreement was amended and restated in October 2005 to allow us to fund additional acquisitions and to provide working capital. This credit agreement has been amended and expanded several times as our business has grown. On June 28, 2007, we and our lenders agreed to a fourth amendment to our credit agreement, which increased our revolving line of credit from $65.0 million to $95.0 million (part of which was a swing-line commitment that was increased from $10.0 million to $20.0 million). This amendment also included consent from our lenders for us to acquire Z-Tech. On December 3, 2007, we and our lenders agreed to a fifth amendment to our credit agreement, which increased our revolving line of credit from $95.0 million to $115.0 million and included consent from our lenders for us to acquire SH&E. The credit agreement was also amended to increase our borrowing base by adding our unbilled government account receivables. At the same time, our lenders agreed to allow us a temporary over-advance (borrowings greater than the current borrowing base but less than the total commitment on the revolving credit facility), if needed, of up to $20.0 million for a four-month period. We did not make use of this allowance. As part of this amendment, our lenders also agreed to lower the interest rate pricing grid for our credit facility.

On February 14, 2008, we and our lenders agreed to a sixth amendment to our credit agreement, which increased our revolving line of credit from $115.0 million to $125.0 million and included consent from our lenders for us to acquire Jones & Stokes. On February 20, 2008, we signed the Second Amended and Restated Business Loan and Security Agreement with a syndication of nine commercial banks to allow for borrowings of up to $350.0 million for a period of five years (until February 20, 2013). This revised Credit Facility provides for borrowings on a revolving line of credit up to $275.0 million without a borrowing base requirement, subject to our compliance with both financial and non-financial covenants. The revised Credit Facility also provides for an "accordion feature," which permits additional revolving credit commitments up to $75.0 million under the same terms and conditions as the existing revolving line of credit, subject to lenders' approval. This agreement also provided pre-approval of our lenders for us to acquire other companies each with a purchase price up to $75.0 million if certain conditions are met, lowered our interest rate pricing grid, and provided less restrictive financial and non-financial covenants than our previous agreement.

Cash Flow. The following table sets forth our sources and uses of cash for the years ended December 31, 2008, 2007 and 2006.

	Year ended December 31,		
	2008	2007	2006
		(In thousands)	
Net cash provided by operations	$ 28,049	$ 45,463	$ 17,529
Net cash used in investing activities	(61,692)	(100,198)	(1,773)
Net cash provided by (used in) financing activities	33,079	54,337	(13,277)
Effect of exchange rate on cash	(633)	134	19
Net (decrease) increase in cash	$ (1,197)	$ (264)	$ 2,498

Our operating cash flow is primarily affected by the overall profitability of our contracts, our ability to invoice and collect from our clients in a timely manner, and our ability to manage our vendor payments. We bill most of our clients monthly after services are rendered. Operating activities provided cash in each of the years 2008, 2007, and 2006—approximately $28.0 million, $45.5 million, and $17.5 million, respectively. Operating activities led to large decreases in working capital (contract receivables, account payables, accrued expenses, accrued salaries, and deferred revenue) in 2008, while operating activities led to large increases in working capital in 2006 and 2007. These balance sheet changes were primarily a result of our Road Home contract and the acquisition of several businesses over this three-year period.

Our cash flow used in investing activities consists primarily of capital expenditures and acquisitions. During the year ended December 31, 2008, we paid approximately $51.4 million for business acquisitions net of cash acquired, and purchased capital assets totaling approximately $9.9 million. In the year ended December 31, 2007, we paid approximately $96.4 million for several business acquisitions net of cash acquired and purchased capital assets totaling approximately $3.7 million. During the year ended December 31, 2006, we purchased approximately $1.7 million of capital assets.

For the year ended December 31, 2008, cash flow from financing activities was primarily due to net borrowings of approximately $32.9 million from our Credit Facility. For the year ended December 31, 2007, cash flow from financing activities included net borrowings of approximately $47.1 million from our debt facility and approximately $7.4 million related to the net issuance of equity. For the year ended December 31, 2006, cash flow from financing activities included approximately $46.4 million in proceeds from our IPO and approximately $31.4 million in net payments to retire our debt.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2008, that require us to make future cash payments. For contractual obligations, we included payments that we have an unconditional obligation to make. Excluded from the following table are amounts already recorded on our balance sheet as liabilities at December 31, 2008.

		Payments due by Period (In thousands)			
	Total	Less than 1 year	Years 2 and 3	Years 4 and 5	After 5 Years
Rent of facilities	$70,753	$17,740	$30,143	$13,641	$9,229
Operating lease obligations	$ 3,356	$ 1,350	$ 1,634	$ 372	$ —
Total	$74,109	$19,090	$31,777	$14,013	$9,229

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain financial market risks, the most predominant being fluctuations in interest rates for borrowings under our credit facility, as well as foreign exchange rate risk.

Interest rate fluctuations are monitored by our management as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on our results of operations. As part of this strategy, we may use interest rate swap arrangements to manage or hedge our interest rate risk. We do not use derivative financial instruments for speculative or trading purposes.

Our exposure to market risk includes changes in interest rates for borrowings under our credit agreement. These borrowings accrue interest at variable rates. Based upon our borrowings under this facility in 2008, a 1% increase in interest rates would have increased interest expense by approximately $0.8 million and would have decreased our annual cash flow by a comparable amount.

In November 2005, a three-year interest swap agreement came into effect that reduced our exposure associated with the market volatility of floating LIBOR interest rates. This swap agreement ended in November 2008, and has not been replaced. It had a notional principal amount of $15.0 million. This agreement was a hedge against a portion of our debt, which effectively converted our interest at LIBOR plus a margin into a fixed LIBOR rate of 5.11%. At stated monthly intervals, the difference between the interest on the floating LIBOR-based debt and the interest calculated in the swap agreement was settled in cash.

Since our IPO, the Company has followed an investment policy that requires that we invest excess cash in high-quality investments that preserve principal, provide liquidity, and minimize investment risk.

Because of the size and nature of our international operations, we are not currently exposed to substantial risks relating to exchange rate fluctuations. As our mix of business changes in the future, however, this exposure could become material.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of ICF International, Inc. and subsidiaries are provided in Part IV in this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008.

Management's Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. Grant Thornton LLP, the Company's independent registered public accounting firm, has issued an opinion on the Company's internal control over financial reporting. This opinion appears in the Report of Independent Registered Public Accounting Firm on page F-1 of this Annual Report on Form 10-K.

Change in Internal Controls. During the fourth quarter of fiscal year 2008, there were no changes in our internal control over financial reporting that have materially affected these controls, or are reasonably likely to materially affect these controls subsequent to the evaluation of these controls.

Limitations on the Effectiveness of Controls. Control systems, no matter how well conceived and operated, are designed to provide a reasonable, but not an absolute, level of assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Because of the inherent limitations in any control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this item will be included in our Proxy Statement for the 2009 Annual Meeting of Stockholders (the "2009 Proxy Statement") and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included in the 2009 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be included in the 2009 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included in the 2009 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be included in the 2009 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) Financial Statements

(2) Financial Statement Schedules

None.

(3) Exhibits

The following exhibits are included with this report or incorporated herein by reference:

Exhibit Number	Exhibit
2.1	Stock Purchase Agreement by and among ICF Consulting Group, Inc., ICF Consulting Group Holdings, Inc., Terrence R. Colvin, Wesley C. Pickard, Donald L. Zimmerman and the other shareholders of Synergy, Inc. dated effective January 1, 2005 (Incorporated by reference to exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-134018) and amendments thereto, declared effective September 27, 2006 (the "Form S-1")).
2.2	Stock Purchase Agreement by and among ICF Consulting Group, Inc., Caliber Associates, Inc. Employee Stock Ownership Plan and Trust, Caliber Associates, Inc., Gerald Croan and Sharon Bishop dated effective September 12, 2005 (Incorporated by reference to exhibit 10.11 to the Company's Form S-1).
2.3	Stock Purchase Agreement dated as of June 28, 2007 by and among ICF International, Inc., ICF Consulting Group, Inc., the Sellers and Z-Tech Corporation (Incorporated by reference to exhibit 2.1 to the Company's Form 8-K, filed July 5, 2007).
2.4	Merger Agreement dated as of November 9, 2007 by and among ICF International, Inc., ICF Consulting Group, Inc., ICF Consulting Group Acquisition, Inc., Simat, Helliesen & Eichner, Inc., and Other Parties Named Herein (Incorporated by reference to exhibit 2.1 to the Company's Form 8-K, filed December 7, 2007).
2.5	Merger Agreement dated as of January 23, 2008 by and among ICF International, Inc., ICF Consulting Group, Inc., Jones & Stokes Associates, Inc., and Other Parties Named Herein (Incorporated by reference to exhibit 2.1 to the Company's Form 8-K, filed February 15, 2008).
3.1	Amended and Restated Certificate of Incorporation (Incorporated by reference to exhibit 4.1 to the Company's Registration Statement on Form S-8 (File No. 333-137975), effective as of October 12, 2006).
3.2	Amended and Restated Bylaws of ICF International, Inc. (Incorporated by reference to exhibit 3.1 to the Company's Form 8-K, filed on September 23, 2008).

Exhibit Number	Exhibit
4.1	Specimen common stock certificate (Incorporated by reference to exhibit 4.1 to the Company's Form S-1).
4.2	See exhibits 3.1 and 3.2 for provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of the Registrant defining the rights of holders of common stock of the Company.
4.3	Form of Amended and Restated Registration Rights Agreement (Incorporated by reference to exhibit 4.2 to the Company's Form S-1).
8.1	Certain officers of the company entered into pre-arranged stock trading plans to sell a limited amount of the Company's shares for personal financial management purposes (the "10b5-1 Plans"). (Incorporated by reference to the Company's Form 8-K, filed on November 28, 2007).
10.1	Management Stock Option Plan (Incorporated by reference to exhibit 10.1 to the Company's Form S-1).
10.2	2006 Long-Term Equity Incentive Plan (Incorporated by reference to exhibit 10.2 to the Company's Form S-1).
10.3	2006 Employee Stock Purchase Plan (Incorporated by reference to exhibit 10.3 to the Company's Form S-1).
10.4	Amended and Restated Business Loan and Security Agreement dated as of October 5, 2005 by and among ICF Consulting Group Holdings, Inc. and ICF Consulting Group, Inc., as Borrowers, Citizens Bank of Pennsylvania, Chevy Chase Bank, F.S.B., PNC Bank, National Association, Commerce Bank, N.A., as Lenders, and Citizens Bank of Pennsylvania, as Agent; and First Modification to Amended and Restated Business Loan and Security Agreement and Other Loan Documents, dated as of March 14, 2006; and Second Modification to Amended and Restated Business Loan and Security Agreement and Other Loan Documents, dated as of August 25, 2006 (Incorporated by reference to exhibit 10.4 to the Company's Form S-1).
10.5	Employment Agreement dated October 1, 2005 between ICF Consulting Group, Inc. and Gerald Croan (Incorporated by reference to exhibit 10.6 to the Company's Form S-1).
10.6	Consulting Agreement dated June 25, 1999 between ICF Consulting Group, Inc. and CMLS Management, L.P.; and Form of First Amendment to Consulting Agreement (Incorporated by reference to exhibit 10.9 to the Company's Form S-1).
10.7	Agreement of Sublease between ICF Kaiser International, Inc. and ICF Consulting Group, Inc. dated June 1999 (Incorporated by reference to exhibit 10.12 to the Company's Form S-1).
10.8	Assignment Agreement regarding Deed of Lease among B2TECS, Hunters Branch Leasing, LLC and ICF Consulting Group, Inc. dated effective October 7, 2005 (Incorporated by reference to exhibit 10.13 to the Company's Form S-1).
10.9	Contract between the State of Louisiana, through the Division of Administration, Office of Community Development, and ICF Emergency Management Services, LLC dated effective June 12, 2006 (Incorporated by reference to exhibit 10.14 to the Company's Form S-1).
10.10	ICF Consulting Group, Inc. 2005 Restricted Stock Plan (Incorporated by reference to exhibit 10.15 to the Company's Form S-1).
10.11	Restricted Stock Agreement dated September 6, 2005 between ICF Consulting Group, Inc. and Ellen Glover (Incorporated by reference to exhibit 10.16 to the Company's Form S-1).

Exhibit Number	Exhibit
10.12	Amended and Restated Employment Agreement dated September 27, 2006 between the Registrant and Sudhakar Kesavan (Incorporated by reference to exhibit 10.1 to the Company's Form 10-Q, filed November 14, 2006).
10.13	Severance Protection Agreement dated September 27, 2006 between the Registrant and Sudhakar Kesavan (Incorporated by reference to exhibit 10.2 to the Company's Form 10-Q, filed November 14, 2006).
10.14	Severance Protection Agreement dated September 27, 2006 between the Registrant and Alan Stewart (Incorporated by reference to exhibit 10.3 to the Company's Form 10-Q, filed November 14, 2006).
10.15	Severance Protection Agreement dated September 27, 2006 between the Registrant and John Wasson (Incorporated by reference to exhibit 10.4 to the Company's Form 10-Q, filed November 14, 2006).
10.16	Restricted Stock Award Agreement dated September 28, 2006 between the Registrant and Sudhakar Kesavan (Incorporated by reference to exhibit 10.5 to the Company's Form 10-Q, filed November 14, 2006).
10.17	Restricted Stock Award Agreement dated September 28, 2006 between the Registrant and Alan Stewart (Incorporated by reference to exhibit 10.6 to the Company's Form 10-Q, filed November 14, 2006).
10.18	Restricted Stock Award Agreement dated September 28, 2006 between the Registrant and John Wasson (Incorporated by reference to exhibit 10.7 to the Company's Form 10-Q, filed November 14, 2006).
10.19	Restricted Stock Award Agreement dated September 28, 2006 between the Registrant and Edward H. Bersoff (Incorporated by reference to exhibit 10.8 to the Company's Form 10-Q, filed November 14, 2006).
10.20	Restricted Stock Award Agreement dated September 28, 2006 between the Registrant and Srikant M. Datar (Incorporated by reference to exhibit 10.9 to the Company's Form 10-Q, filed November 14, 2006).
10.21	Restricted Stock Award Agreement dated September 28, 2006 between the Registrant and Joel R. Jacks (Incorporated by reference to exhibit 10.10 to the Company's Form 10-Q, filed November 14, 2006).
10.22	Restricted Stock Award Agreement dated September 28, 2006 between the Registrant and David C. Lucien (Incorporated by reference to exhibit 10.11 to the Company's Form 10-Q, filed November 14, 2006).
10.23	Restricted Stock Award Agreement dated September 28, 2006 between the Registrant and Peter M. Schulte (Incorporated by reference to exhibit 10.12 to the Company's Form 10-Q, filed November 14, 2006).
10.24	First Amendment to Contract dated July 24, 2006 between ICF Emergency Management Services, LLC and the State of Louisiana, through the Division of Administration, Office of Community Development (Incorporated by reference to exhibit 10.1 to the Company's Form 8-K, filed October 24, 2006).
10.25	Second Amendment of Contract dated September 28, 2006 between ICF Emergency Management Services, LLC and the State of Louisiana, through the Division of Administration, Office of Community Development (Incorporated by reference to exhibit 10.2 to the Company's Form 8-K, filed October 24, 2006).

Exhibit Number	Exhibit
10.26	Third Amendment of Contract dated October 18, 2006 between ICF Emergency Management Services, LLC and the State of Louisiana, through the Division of Administration, Office of Community Development (Incorporated by reference to exhibit 10.3 to the Company's Form 8-K, filed October 24, 2006).
10.27	Fourth Amendment of Contract between ICF Emergency Management Services, LLC and the State of Louisiana, through the Division of Administration, Office of the Community Development (Incorporated by reference to exhibit 10.1 to the Company's Form 8-K, filed March 28, 2007).
10.28	Fifth Amendment of Contract between ICF Emergency Management Services, LLC and the State of Louisiana, through the Division of Administration, Office of Community Development (Incorporated by reference to exhibit 10.1 to the Company's Form 8-K, filed June 29, 2007).
10.29	Fourth Modification to Amended and Restated Business Loan and Security Agreement and Other Loan Documents, dated June 28, 2007 (Incorporated by reference to exhibit 10.1 to the Company's Form 8-K, filed July 5, 2007).
10.30	Sixth Amendment of Contract between ICF Emergency Management Services, LLC and the State of Louisiana, through the Division of Administration, Office of Community Development (Incorporated by reference to exhibit 10.1 to the Company's Form 8-K, filed November 7, 2007).
10.31	Seventh Amendment of Contract between ICF Emergency Management Services, LLC and the State of Louisiana, through the Division of Administration, Office of Community Development (Incorporated by reference to exhibit 10.1 to the Company's Form 8-K, filed December 19, 2007).
10.32	Fifth Modification to Amended and Restated Business Loan and Security Agreement and Other Loan Documents, dated December 3, 2007 (Incorporated by reference to exhibit 10.1 to the Company's Form 8-K, filed December 7, 2007).
10.33	Sixth Modification to Amended and Restated Business Loan and Security Agreement and Other Loan Documents, dated February 14, 2008 (Incorporated by reference to exhibit 10.1 to the Company's Form 8-K, filed February 15, 2008).
10.34	Second Amended and Restated Business Loan and Security Agreement dated as of February 20, 2008 by and among ICF International, Inc. and ICF Consulting Group, Inc., as Borrowers, Citizens Bank of Pennsylvania, as a Lender and Administrative Agent, Bank of America, N.A., as a Lender and Syndication Agent, CitiBank, N.A. and SunTrust Bank, as Lenders and Documentation Agents, Branch Banking and Trust Company, Commerce Bank, N.A., HSBC Bank USA, National Association, PNC Bank, National Association, and Chevy Chase Bank, N.A. as Lenders, and RBS Securities Corporation (d/b/a RBS Greenwich Capital), as sole and exclusive lead arranger and book running manager (Incorporated by reference to exhibit 10.1 to the Company's Form 8-K, filed February 25, 2008).
10.35	Restricted Stock Award Agreement dated March 14, 2008 between the Registrant and Eileen O'Shea Auen (Incorporated by reference to exhibit 10.1 to the Company's Form 10-Q, filed May 12, 2008).
10.36	Restricted Stock Award Agreement dated March 14, 2008 between the Registrant and Richard M. Feldt (Incorporated by reference to exhibit 10.2 to the Company's Form 10-Q, filed May 12, 2008).
10.37	ICF International, Inc. Nonqualified Deferred Compensation Plan (Incorporated by reference to exhibit 10.3 to the Company's Form 10-Q, filed May 12, 2008).
10.38	Eighth Amendment of Contract between ICF Emergency Management Services, LLC and the State of Louisiana, through the Division of Administration, Office of Community Development (Incorporated by reference to exhibit 10.1 to the Company's Form 8-K, filed July 22, 2008).

Exhibit Number	Exhibit
10.39	Restated Severance Protection Agreement and Restated Letter Agreement by and between the Company and Alan Stewart (Incorporated by reference to exhibit 10.1 and 10.3 to the Company's Form 8-K, filed December 18, 2008).
10.40	Restated Severance Protection Agreement and Restated Letter Agreement by and between the Company and John Wasson (Incorporated by reference to exhibit 10.2 and 10.4 to the Company's Form 8-K, filed December 18, 2008).
10.41	Restated Employment Agreement and Restated Severance Protection Agreement by and between the Company and Sudhakar Kesavan (Incorporated by reference to exhibit 10.1 and 10.2 to the Company's Form 8-K, filed December 30, 2008).
21.0	Subsidiaries of the Registrant.
23.0	Consent of Grant Thornton LLP.
31.1	Certificate of the Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a) and 15d-14(a).
31.2	Certificate of the Principal Financial and Accounting Officer Pursuant to Exchange Act Rule 13a-14(a) and 15d-14(a).
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 13, 2009

ICF INTERNATIONAL, INC.

By: /s/ SUDHAKAR KESAVAN

Sudhakar Kesavan
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SUDHAKAR KESAVAN **Sudhakar Kesavan**	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 13, 2009
/s/ ALAN STEWART **Alan Stewart**	Senior Vice President, Chief Financial Officer and Assistant Secretary (Principal Financial and Accounting Officer)	March 13, 2009
/s/ DR. EDWARD H. BERSOFF **Dr. Edward H. Bersoff**	Director	March 13, 2009
/s/ SRIKANT M. DATAR **Srikant M. Datar**	Director	March 13, 2009
/s/ JOEL R. JACKS **Joel R. Jacks**	Director	March 13, 2009
/s/ DAVID C. LUCIEN **David C. Lucien**	Director	March 13, 2009
/s/ PETER M. SCHULTE **Peter M. Schulte**	Director	March 13, 2009
/s/ RICHARD M. FELDT **Richard M. Feldt**	Director	March 13, 2009
/s/ EILEEN O'SHEA AUEN **Eileen O'Shea Auen**	Director	March 13, 2009

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Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
ICF International, Inc.

We have audited the accompanying consolidated balance sheets of ICF International, Inc. (a Delaware corporation) as of December 31, 2008 and 2007, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. We also have audited ICF International, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ICF International, Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on ICF International, Inc.'s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICF International, Inc. as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, ICF International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.

/s/ Grant Thornton LLP

McLean, Virginia
March 12, 2009

ICF International, Inc., and Subsidiaries

Consolidated Balance Sheets

December 31,	2008	2007
	(in thousands of dollars)	
Assets		
Current Assets		
Cash and cash equivalents	$ 1,536	$ 2,733
Contract receivables, net	150,778	190,159
Prepaid expenses and other	4,507	3,955
Income tax receivable	3,530	1,933
Restricted cash	2,180	—
Deferred income taxes	4,186	3,902
Total current assets	166,717	202,682
Total property and equipment, net	13,373	7,541
Other assets:		
Goodwill	198,724	159,491
Other intangible assets, net	16,844	17,710
Restricted Cash	2,078	3,668
Other Assets	3,281	1,933
Total Assets	$401,017	$393,025
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 27,740	$ 74,260
Accrued salaries and benefits	27,405	27,801
Accrued expenses	35,295	47,084
Deferred revenue	12,352	16,067
Total Current Liabilities	102,792	165,212
Long-term Liabilities:		
Long-term debt	80,000	47,079
Deferred rent	2,361	1,773
Deferred income taxes	10,849	9,109
Other	2,098	5,061
Total Liabilities	198,100	228,234
Commitments and Contingencies	—	—
Stockholders' Equity		
Preferred stock, par value $.001 per share; 5,000,000 shares authorized; none issued	—	—
Common stock, $.001 par value; 70,000,000 shares authorized, 15,188,320 and 14,593,723 shares issued; and 15,106,522 and 14,531,521 shares outstanding	15	15
Additional paid-in capital	120,550	109,795
Retained earnings	84,110	55,387
Treasury stock	(1,474)	(746)
Stockholder notes receivable	(12)	(21)
Accumulated other comprehensive income	(272)	361
Total Stockholders' Equity	202,917	164,791
Total Liabilities and Stockholders' Equity	$401,017	$393,025

The accompanying notes are an integral part of these statements.

ICF International, Inc., and Subsidiaries

Consolidated Statements of Earnings

Year ended December 31,	2008	2007	2006
	(in thousands of dollars, except per share data)		
Contract Revenue	$697,426	$727,120	$331,279
Direct Costs	460,002	532,153	217,747
Operating Costs and Expenses			
Indirect and selling expenses	170,360	118,128	87,056
Depreciation and amortization	5,407	2,432	2,054
Amortization of intangible assets	8,683	3,884	1,482
Earnings from Operations	52,974	70,523	22,940
Other (Expense) Income			
Interest expense	(4,082)	(1,944)	(3,509)
Other	581	519	646
Income Before Income Taxes	49,473	69,098	20,077
Income Tax Expense	20,750	28,542	8,210
Net Income	$ 28,723	$ 40,556	$ 11,867
Earnings per Share:			
Basic	$ 1.96	$ 2.87	$ 1.15
Diluted	$ 1.88	$ 2.72	$ 1.10
Weighted-average Common Shares Outstanding:			
Basic	14,641	14,152	10,321
Diluted	15,270	14,896	10,796

The accompanying notes are an integral part of these statements.

ICF International, Inc., and Subsidiaries

Consolidated Statement of Stockholders' Equity (in thousands)

Years ended December 31, 2008, 2007 and 2006	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Stockholder Notes Receivable	Accumulated Other Comprehensive Income (Loss)	Total
January 1, 2006	9,164	$ 9	50,909	$ 3,834	137	(918)	$(1,139)	$ 208	$ 52,903
Net income	—	—	—	11,867	—	—	—	—	11,867
Other Comprehensive Income									
Foreign currency translation adjustment	—	—	—	—	—	—	—	19	19
Total Comprehensive Income									11,886
Equity compensation			1,044			25			1,069
Proceeds from initial public offering	4,360	5	46,361						46,366
Exercise of stock options/warrants	132		481						481
Net payments from management stockholder issuances and buybacks	218	—	(14)	—	(78)	465	(195)	—	256
Tax benefits of stock option exercises	—	—	214	—	—	—	—	—	214
Proceeds on stockholder notes	—	—	—	—	—	—	831	—	831
Interest receivable from stockholder notes	—	—	—	—	—	—	(59)	—	(59)
December 31, 2006	13,875	$ 14	$ 98,995	$15,701	58	$ (428)	$ (562)	$ 227	$113,947
Net income	—	—	—	40,556	—	—	—	—	40,556
Other Comprehensive Income									
Foreign currency translation adjustment	—	—	—	—	—	—	—	134	134
Total Comprehensive Income									40,690
Equity compensation			3,680						3,680
Unrecognized tax benefits				(870)					(870)
Proceeds from initial public offering			12						12
Exercise of stock options	651	1	3,924		2				3,925
Net payments from management stockholder issuances and buybacks	6	—	150	—	2	(318)	—	—	(168)
Tax benefits of stock option exercises	—	—	3,034	—	—	—	—	—	3,034
Proceeds on stockholder notes	—	—	—	—	—	—	562	—	562
Interest receivable from stockholder notes	—	—	—	—	—	—	(21)	—	(21)
December 31, 2007	14,532	$ 15	$109,795	$55,387	62	$ (746)	$ (21)	$ 361	$164,791
Net income	—	—	—	28,723	—	—	—	—	28,723
Other Comprehensive Income									
Foreign currency translation adjustment	—	—	—	—	—	—	—	(633)	(633)
Total Comprehensive Income									28,090
Equity compensation			6,473						6,473
Exercise of stock options	384	—	2,127						2,127
Issuance of shares pursuant to vesting of Restricted Stock Units	268		(1,601)		(105)	1,601			—
Net payments for stockholder issuances and buybacks	(77)	—	485	—	125	(2,329)	—	—	(1,844)
Tax benefits of stock option exercises	—	—	3,271	—	—	—	—	—	3,271
Proceeds on stockholder notes	—	—	—	—	—	—	9	—	9
December 31, 2008	15,107	$ 15	$120,550	$84,110	82	$(1,474)	$ (12)	$(272)	$202,917

The accompanying notes are an integral part of these statements.

ICF International, Inc., and Subsidiaries

Consolidated Statements of Cash Flows

Year ended December 31,	2008	2007	2006
		(in thousands)	
Cash Flows from operating activities			
Net income	$ 28,723	$ 40,556	$ 11,867
Adjustments to reconcile net income to net cash provided by operating activities:			
Accrued interest on stockholder notes	—	(21)	(59)
Bad debt expense	422	2,376	(29)
Deferred income taxes	(3,380)	(1,815)	(1,558)
Loss on disposal of fixed assets	127	68	21
Abandonment of leased space	—	—	4,064
Non-cash compensation	6,473	3,680	1,069
Depreciation and amortization	14,090	6,316	3,536
Changes in operating assets and liabilities:			
Contract receivables, net	57,022	(62,695)	(57,878)
Prepaid expenses and other	598	(860)	(1,336)
Accounts payable	(50,654)	53,255	12,024
Accrued salaries and benefits	(4,219)	2,771	7,526
Accrued expenses	(12,608)	9,850	23,761
Deferred revenue	(3,834)	(2,512)	11,885
Income tax receivable/payable	(1,905)	(4,348)	3,259
Deferred rent	567	(7)	(40)
Other liabilities	(3,373)	(1,151)	(583)
Net Cash Provided by Operating Activities	28,049	45,463	17,529
Cash Flows from Investing Activities			
Capital expenditures	(9,929)	(3,662)	(1,681)
Payments for business acquisitions, net of cash received	(51,422)	(96,392)	102
Payments for trademark applications	—	(14)	(75)
Capitalized software development costs	(341)	(130)	(119)
Net Cash Used in Investing Activities	(61,692)	(100,198)	(1,773)
Cash Flows from Financing Activities			
Payments on notes payable	—	—	(29,634)
Advances from working capital facilities	270,949	334,608	82,178
Payments on working capital facilities	(238,028)	(287,529)	(113,516)
Restricted cash related to Caliber acquisition	1,325	2,147	(203)
Restricted cash	(3,415)	(2,112)	—
Debt issue costs	(1,315)	(142)	(262)
Proceeds from initial public offering	—	12	46,378
Exercise of options	2,127	3,925	481
Tax benefits of stock option exercises	3,271	3,034	214
Issuances of stock	485	246	—
Purchase of stock for treasury	(2,329)	(168)	256
Payments received on stockholder notes	9	562	831
Net Cash Provided by (Used In) by Financing Activities	33,079	54,337	(13,277)
Effect of Exchange Rate on Cash	(633)	134	19
(Decrease) Increase in Cash	(1,197)	(264)	2,498
Cash, beginning of year	2,733	2,997	499
Cash, end of year	$ 1,536	$ 2,733	$ 2,997
Supplemental disclosures of cash flow information:			
Cash paid during the period:			
Interest	$ 4,505	$ 1,476	$ 3,862
Income taxes	$ 24,445	$ 31,839	$ 6,418

The accompanying notes are an integral part of these statements.

NOTE A—BASIS OF PRESENTATION AND NATURE OF OPERATIONS

Basis of Presentation and Nature of Operations

The accompanying consolidated financial statements include the accounts of ICF International, Inc. (ICFI), and its subsidiary, ICF Consulting Group, Inc. (Consulting), (collectively, the Company). Consulting is a wholly owned subsidiary of ICFI. ICFI is a holding company with no operations or assets, other than its investment in the common stock of Consulting. The operations of Consulting are conducted within the following subsidiaries:

- ICF Incorporated, L.L.C.
- ICF Resources, L.L.C.
- Systems Applications International, L.L.C.
- ICF Associates, L.L.C.
- ICF Services Company, L.L.C.
- • ICF Consulting Services, L.L.C.
- ICF Emergency Management Services, LLC
- ICF Consulting Ltd. (UK)
- ICF Consulting Canada, Inc.
- ICF Consulting PTY Ltd. (Australia)
- ICF/EKO (Russia)
- ICF Consultoria do Brasil, Ltda.
- ICF Consulting India Private Ltd.
- Synergy, Inc.
- Caliber Associates, Inc.
- Advanced Performance Consulting Group, Inc.
- Energy and Environmental Analysis, Incorporated
- Z-Tech Corporation
- Simat, Helliesen & Eichner, Inc.
- SH&E Limited (UK)
- Jones & Stokes Associates, Inc.
- ICF International Consulting (Beijing) Company, Ltd.

All subsidiaries are wholly owned by Consulting. All significant intercompany transactions and balances have been eliminated.

Nature of Operations

The Company provides management, technology, and policy consulting and implementation services in the areas of energy and climate change, environment and infrastructure, health, human services, and social programs, and homeland security and defense. The Company's major clients are the State of Louisiana and United States

NOTE A—BASIS OF PRESENTATION AND NATURE OF OPERATIONS—Continued

("U.S.") government agencies, especially the Department of Health and Human Services, the Department of Defense, the Environmental Protection Agency, the Department of Homeland Security, the Department of Transportation, the Department of Justice, and the Department of Housing and Urban Development; commercial entities, particularly air transportation and energy market participants; and other government organizations throughout the United States and the world. The Company offers a full range of services to these clients, including strategy, analysis, program management, and information technology solutions that combine diverse institutional knowledge and experience in their activities with the deep subject matter expertise of a highly educated staff, which the Company deploys in multi-disciplinary teams.

The Company, incorporated in Delaware, is headquartered in Fairfax, Virginia, with over 50 domestic regional offices (as of December 31, 2008), and international offices in Brazil, Canada, India, Russia, China, and the United Kingdom.

On September 27, 2006, the Company's registration statement relating to the initial public offering of 4,670,000 shares of its common stock was declared effective by the Securities and Exchange Commission. Trading commenced on the NASDAQ Global Select Market on September 28, 2006. The Company completed the initial public offering of its common stock on October 3, 2006. In connection with this offering, the Company issued 3,659,448 shares of common stock at an offering price of $12 per share. On October 23, 2006, in accordance with the terms of its agreement with the underwriters of the initial public offering, the Company sold an additional 700,500 shares at $12 per share, representing a full exercise of the underwriters' over-allotment option. Including the over-allotment option, the Company issued a total of 4,359,948 shares of its common stock in its initial public offering. Total proceeds received from the initial public offering, including exercise of the over-allotment allocation, were approximately $48.7 million, net of underwriters' discount and prior to the payment of offering costs of approximately $2.3 million. The Company also recorded a net increase in common stock and additional paid-in capital of approximately $46.4 million to record the proceeds from the initial public offering and over-allotment, net of the Company's portion of the underwriters' discount and other expenses associated with offering.

Prior to and in connection with the closing of the initial public offering, on September 26, 2006, the Company increased the amount of authorized common shares from 20,000,000 shares to 70,000,000 shares and changed the par value of common stock from $.01 per share to $.001 per share. The Company also amended its Certificate of Incorporation to provide the authority to issue 5,000,000 shares of preferred stock with a par value of $0.001 per share. Dividends, if any, on outstanding shares of preferred stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on shares of common stock with respect to the same dividend period. If upon any liquidation, dissolution or winding up of the Company, assets are insufficient to pay the preferred shareholders the amounts to which they are entitled, any such assets shall be distributed ratably among the preferred shareholders in accordance with their respective priorities and preferential amounts, including unpaid cumulative dividends, if any. No shares of preferred stock had been issued as of December 31, 2008.

Reclassifications

Certain amounts in the 2006 and 2007 consolidated financial statements have been reclassified to conform to the current year presentation.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the contract price is fixed or determinable, and collectibility is reasonably assured.

The Company's contracts with clients are either cost-type, time-and-materials, or fixed-price contracts. Revenues under cost-type contracts are recognized as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs. Revenues for time-and-materials contracts are recorded on the basis of allowable labor hours worked, multiplied by the contract-defined billing rates, plus the costs of other items used in the performance of the contract. Profits on time-and-materials contracts result from the difference between the cost of services performed and the contract-defined billing rates for these services.

Revenue for fixed-price contracts is recognized when earned, generally as work is performed in accordance with the provisions of SEC Staff Accounting Bulletin No. 104, *Revenue Recognition*. Services performed vary from contract to contract and are not uniformly performed over the term of the arrangement. We recognize revenue in a number of different ways on fixed-price contracts, including:

- revenue on certain fixed-price contracts is recorded each period based on contract costs incurred to date compared with total estimated costs at completion (cost-to-cost method). Performance is based on the ratio of costs incurred to total estimated costs where the costs incurred represent a reasonable surrogate for output measures of contract performance, including the presentation of deliverables to the client. Progress on a contract is matched against project costs and costs to complete on a periodic basis. Clients are obligated to pay as services are performed, and in the event that a client cancels the contract, payment for services performed through the date of cancellation is negotiated with the client;
- revenue on certain other fixed-price contracts is recognized ratably over the period benefited; and
- revenue on certain other fixed-price contracts is recorded based on units delivered to the customer multiplied by the contract-defined unit price.

Revenue recognition requires judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of the Company's contracts, the estimation of revenue and costs can be complicated and is subject to many variables. Contract costs include labor, subcontracting costs, and other direct costs, as well as allocation of allowable indirect costs. Assumptions have to be made regarding the length of time to complete the contract because costs also include expected increases in wages, prices for subcontractors, and other direct costs. From time to time, facts develop that require the Company to revise its estimated total costs and revenue on a contract. To the extent that a revised estimate affects contract profit or revenue previously recognized, the Company records the cumulative effect of the revision in the period in which the facts requiring the revision become known. Provision for the full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes probable and can be reasonably estimated.

Invoices to clients are generated in accordance with the terms of the applicable contract, which may not be directly related to the performance of services. Unbilled receivables are invoiced based upon the achievement of specific events as defined by each contract including deliverables, timetables, and incurrence of certain costs. Unbilled receivables are classified as a current asset. Advanced billings to clients in excess of revenue earned are recorded as deferred revenue until the revenue recognition criteria are met. Reimbursements of out-of-pocket expenses are included in revenue with corresponding costs incurred by the Company included in cost of revenue.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Approximately 36 percent, 27 percent, and 49 percent of the Company's revenue for the years 2008, 2007, and 2006, respectively, was derived under prime contracts and subcontracts with agencies and departments of the U.S. federal government.

The approximate percentage of revenue by contract type was as follows:

	2008	2007	2006
Cost-reimbursable	11%	9%	20%
Time-and-materials	67%	55%	46%
Fixed-price	22%	36%	34%
Total	100%	100%	100%

In June of 2006, the Company was awarded a contract by the State of Louisiana. For the year ending December 31, 2008, 2007, and 2006, revenue from the State of Louisiana accounted for approximately 38 percent or $264.8 million, 63 percent or $459.4 million, and 35 percent or $116.0 million, respectively, of the Company's revenue. The accounts receivable due from the State of Louisiana contract as of December 31, 2008 and 2007, was approximately $12.5 million and $71.0 million, respectively.

For the years ending December 31, 2008, 2007, and 2006, revenue from various branches of the Department of Defense ("DoD") accounted for approximately 5 percent or $36.6 million, 5 percent or $37.2 million, and 11 percent or $37.0 million, respectively, of the Company's revenue. The accounts receivable due from DoD contracts as of December 31, 2008 and 2007 was approximately $4.3 million and $7.1 million, respectively.

For the years ending December 31, 2008, 2007, and 2006, revenue from various branches of the Environmental Protection Agency ("EPA") accounted for approximately 5 percent or $37.3 million, 4 percent or $32.2 million, and 8 percent or $27.5 million, respectively, of the Company's revenue. The accounts receivable due from EPA contracts as of December 31, 2008 and 2007, was approximately $5.5 million and $5.8 million, respectively.

Payments to the Company on cost-type contracts with the U.S. government are provisional payments subject to adjustment upon audit by the government. Such audits have been finalized through December 31, 2006. Contract revenue for subsequent periods has been recorded in amounts that are expected to be realized upon final audit and settlement of costs in those years.

Cash and Cash Equivalents.

The Company considers cash on deposit and all highly and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. Cash and cash equivalents, including marketable securities, as of the end of 2008 and 2007 was $1.5 million and $2.7 million, respectively.

Property and Equipment

Property and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives, which range from two to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the economic life of the improvement or the related lease term.

Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), as of January 1, 2002. Goodwill and intangible assets acquired in a

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

purchase business combination and determined to have an indefinite useful life are not amortized, but instead reviewed annually (or more frequently if impairment indicators arise) for impairment in accordance with the provisions of SFAS No. 142. This guidance also requires that intangible assets with estimable useful lives be amortized over such lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-lived Assets* ("SFAS No. 144").

The Company has elected to perform the annual goodwill impairment review on September 30 of each year. The Company has determined that it has one reporting unit for purposes of performing this test. The Company employed the methods of determining fair value of the reporting unit in accordance with SFAS No. 157. Based upon management's review, including an annual valuation report issued by an independent valuation firm, it was determined that no goodwill impairment charge was required for 2008, 2007, or 2006.

Capitalized Software

The Company capitalizes software development costs for certain software modeling tools used in the generation of revenue from clients. These costs are capitalized in accordance with the provisions of SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed* ("SFAS No. 86"). Amortization expense is recorded on a straight-line basis over the expected economic life, typically five-years.

Equity Compensation

Effective January 1, 2006, the Company adopted *Share Based Payment* ("SFAS No. 123(R)") using the prospective method. Under this method, compensation expense for all awards granted after the date of adoption and modifications of any previously granted awards outstanding at the date of adoption are measured at estimated fair value and included in operating expenses over the requisite service period.

The Company has elected to use the Black-Scholes-Merton option pricing model to value any options granted and to amortize compensation expense relating to share based payments on a straight-line basis over the requisite service period. The Company will reconsider use of the Black-Scholes-Merton model if additional information becomes available in the future that indicates another model would be more appropriate or if grants issued in future periods have characteristics that prevent their value from being reasonably estimated using this model.

Long-lived Assets

The Company follows the provisions of SFAS No. 144 in accounting for impairment or disposal of long-lived assets. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell.

Foreign Currency Translation

As of December 31, 2008 and 2007, the Company held approximately $1.5 million and $1.6 million, respectively, in foreign financial institutions.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

The financial positions and results of operations of the Company's foreign affiliates are translated using the local currency as the functional currency. Assets and liabilities of the affiliates are translated at the exchange rate in effect at year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income in stockholders' equity. Gains and losses resulting from foreign currency transactions included in operations are not material for any of the periods presented.

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the term of each lease. Lease incentives or abatements received at or near the inception of leases are accrued and amortized ratably over the life of the lease.

Fair Value of Financial Instruments

Financial instruments are defined as cash, contract receivables, debt agreements, accounts payable, and accrued expenses. The carrying amounts of contract receivables, accounts payable, and accrued expenses in the accompanying financial statements approximate fair value because of the short maturity of these instruments.

Derivative Financial Instruments

The Company used a derivative financial instrument to manage its exposure to fluctuations in interest rates on its credit facility in 2007 and 2008. This derivative was not accounted for as a hedge, and was recorded as either an asset or liability in the consolidated balance sheet, and periodically adjusted to fair value. Adjustments to reflect the change in the fair value of the derivative were reflected in earnings. At year-end 2008, the Company did not have any derivate financial instruments outstanding. The Company does not hold or issue derivative instruments for trading purposes.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes*. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company evaluates its ability to benefit from all deferred tax assets and establishes valuation allowances for amounts it believes are not more likely than not to be realizable.

Segment

The Company has concluded that it operates in one segment based upon the information used by management in evaluating the performance of its business and allocating resources. This single segment represents the Company's core business, professional services primarily for government clients. Although the Company describes multiple service offerings to four markets to provide a better understanding of the Company's business operations, the Company does not manage its business or allocate resources based upon those service offerings or markets.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Risks and Uncertainties

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and contract receivables. The majority of the Company's cash transactions are processed through one U.S. commercial bank. Cash in excess of daily requirements is used to reduce any amounts outstanding under the Company's line-of-credit or invested in overnight investment sweeps. To date, the Company has not incurred losses related to cash and cash equivalents.

The Company's contract receivables consist principally of contract receivables from agencies and departments of, as well as from prime contractors to, the U.S. government, the State of Louisiana, and other state and commercial organizations. The Company extends credit in the normal course of operations and does not require collateral from its clients.

The Company has historically been, and continues to be, heavily dependent upon contracts with the U.S. government and is subject to audit by audit agencies of the government. The Company has also become dependent upon its Road Home contract with the State of Louisiana, which is subject to audit by state and federal agencies. Such audits determine, among other things, whether an adjustment of invoices rendered to the government is appropriate under the underlying terms of the contracts. Management does not expect any significant adjustments, as a result of government audits, that will adversely affect the Company's financial position.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS No. 141(R)"), which amends SFAS No. 141, *Business Combinations* ("SFAS No. 141") and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. It is effective for the Company beginning January 1, 2009, and will be applied prospectively. To the extent we continue to make acquisitions, SFAS No. 141(R) could impact our future financial statements and related disclosures.

In December 2007, the FASB issued FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51* ("SFAS No. 160"). SFAS No. 160 requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled, and presented in the consolidated financial statements. It also requires that once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to identify and distinguish clearly between the interests of the parent and the interests of the noncontrolling owners. It is effective for the Company beginning January 1, 2009 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements shall be applied prospectively. The Company has no existing minority interests and therefore does not believe this statement will have a material impact on its financial statements and related disclosures.

In May 2008, the FASB issued SFAS Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 162"). SFAS No. 162 identifies a hierarchy for selecting accounting principles to be used

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. The adoption of SFAS No. 162 is not expected to have a material impact on the Company's consolidated financial statements.

NOTE C—CONTRACT RECEIVABLES

Contract receivables consisted of the following at December 31:

	2008	2007
Billed	$110,018	$140,601
Unbilled	42,172	51,129
Retainages	1,479	1,079
Other	487	883
Allowance for doubtful accounts	(3,378)	(3,533)
Contract receivables, net	$150,778	$190,159

Contract receivables, net of the established allowance, are stated at amounts expected to be realized in future periods. Unbilled receivables result from revenue that has been earned in advance of billing. Unbilled receivables can be invoiced at contractually defined intervals or milestones, as well as upon completion of the contract or government audits. The Company anticipates that the majority of unbilled receivables will be substantially billed and collected within one year, and therefore, classifies them as current assets in accordance with industry practice.

The allowance for doubtful accounts is determined based upon management's best estimate of potentially uncollectible contract receivables. The factors that influence management's estimate include historical experience and management's expectations of future losses on a contract-by-contract basis. The Company writes off contract receivables when such amounts are determined to be uncollectible. Losses have historically been within management's expectations.

NOTE D—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2008	2007
Leasehold improvements	$ 6,451	$ 6,149
Software	10,823	8,089
Furniture and equipment	5,441	3,361
Computers	9,413	4,087
	32,128	21,686
Accumulated depreciation and amortization	(18,755)	(14,145)
	$ 13,373	$ 7,541

Depreciation expense for property and equipment for the years ended December 31, 2008, 2007, and 2006, was approximately $5.1 million, $2.4 million, and $1.9 million, respectively.

NOTE E—GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill for the fiscal years ended December 31 were as follows:

	2008	2007
Balance as of January 1	$159,491	$ 83,833
Goodwill resulting from the Jones and Stokes acquisition	42,967	—
Goodwill and adjustments resulting from the Caliber, EEA and APCG acquisitions	(170)	8,542
Goodwill and adjustments resulting from the Z-Tech acquisition	35	24,890
Goodwill and adjustments resulting from the SH&E acquisition	(3,599)	42,226
Balance as of December 31	$198,724	$159,491

Jones & Stokes Associates, Inc.

In February 2008, the Company acquired 100 percent of the outstanding common stock of Jones & Stokes Associates, Inc. ("Jones & Stokes"), a privately held firm that provides integrated planning and resource management services, specializing in the transportation, energy, water, and natural resource management sectors. Jones & Stokes supports a broad mix of commercial and federal, state, and local government clients on projects to plan and implement infrastructure improvements and mandated government programs. The Company undertook the acquisition to expand ICFI's environmental and large project implementation capabilities across such strategic growth areas as transportation and infrastructure, energy, climate change, and water resources. The Company also undertook the acquisition to expand its presence in the western U.S. markets, where natural resources issues are a growing concern and where Jones & Stokes has outstanding market presence.

The acquisition was accounted for as a purchase in accordance with the provisions of SFAS No. 141. The aggregate purchase price was approximately $50.4 million, including $49.0 million of cash and $1.4 million of transaction expenses. The Company engaged an independent valuation firm to assist management in the allocation of the purchase price to goodwill and to other acquired intangible assets. The excess of the purchase price over the estimated fair value of the net tangible assets acquired was approximately $47.9 million. The Company has allocated approximately $42.9 million to goodwill and $5.0 million to other intangible assets. The intangible assets consist of customer-related intangibles and marketing-related intangibles in the amounts of approximately $2.9 million and $2.1 million, respectively. The customer-related intangibles and marketing-related intangibles are being amortized over seven years and two years, respectively. The weighted-average period of amortization for all intangible assets as of December 31, 2008, is 4.9 years. Neither the goodwill nor the acquired intangibles are deductible for tax purposes. The results of operations for Jones & Stokes have been included in the Company's statement of earnings since February 13, 2008.

The fair value of acquired assets and liabilities are finalized and represent management's best estimates of the fair values as of the acquisition date. Pursuant to the guidance in SFAS No. 141, we do not consider this to be a material business combination, and therefore, pro forma and certain other disclosures are not provided.

NOTE E—GOODWILL AND OTHER INTANGIBLE ASSETS —Continued

SH&E

Effective December 3, 2007, the Company acquired 100 percent of the outstanding common shares of Simat, Helliesen & Eichner, Inc. ("SH&E"), a privately held aviation transportation consulting firm that provides strategy, policy, regulatory, financial, and technical consulting services to airlines, airports, and other public and private industry stakeholders. The Company believes that the acquisition will enhance its transportation service offerings, which had been concentrated primarily on surface transportation, with federal, state, and industry clients; enhance its position in key federal markets such as the Federal Aviation Administration and Transportation Security Administration; and combine its climate change expertise with SH&E's strong aviation presence to be a leader in the expanding air transport and climate change market.

The acquisition was accounted for as a purchase in accordance with the provisions of SFAS No. 141. The aggregate purchase price was approximately $53.1 million, including $52.0 million of cash and $1.1 million of transaction expenses. The Company engaged an independent valuation firm to assist management in the allocation of the purchase price to goodwill and to other acquired intangible assets. The excess of the purchase price over the estimated fair value of the net tangible assets acquired was approximately $48.0 million. The Company allocated approximately $38.6 million to goodwill and $9.4 million to other intangible assets. The intangible assets consist of customer-related intangibles, developed technology, and marketing-related intangibles in the amounts of approximately $6.6 million, $2.3 million, and $0.5 million, respectively. The customer-related intangibles, developed technology, and marketing-related intangibles are being amortized over 7 years, 6 years, and 1 year, respectively. Neither the goodwill, nor the acquired intangibles are deductible for tax purposes. The results of operations for SH&E are included in the Company's statement of earnings since December 3, 2007.

In 2008, the following adjustments were recorded in relation to the SH&E acquisition. The aggregate purchase price increased by $1.2 million due to a working capital adjustment of $0.6 million and increased transaction-related expenses of $0.6 million. The Company finalized the allocation of the purchase price to other acquired intangibles. Other intangible assets increased by $2.8 million. Customer related intangibles increased by $0.5 million and intangibles related to developed technology increased by $2.3 million. In addition, acquired net assets primarily attributed to taxes increased by $2.0 million.

The fair value of acquired assets and liabilities are finalized and represent management's best estimates of the fair values as of the acquisition date. The purchase price for the transaction is subject to change based upon the resolution of accounts receivable adjustment in accordance with the Merger Agreement. The resolution of the accounts receivable adjustment could increase or decrease the purchase price.

Z-Tech

On June 28, 2007, the Company acquired 100 percent of the outstanding shares of Z-Tech Corporation (Z-Tech), a privately held company that provides software engineering, Web design and development, and scientific computing services for federal health agencies. Z-Tech primarily provides services to the five main agencies of the U.S. Department of Health and Human Services, including the National Institutes of Health, Centers for Disease Control and Prevention, U.S. Food and Drug Administration, Substance Abuse and Mental Health Services Administration, and Centers for Medicare and Medicaid Services. The Company undertook the acquisition to become a leader in the high-growth market of health information technology and gain a stronger presence in the federal health care market by combining Z-Tech's technology and program support expertise with the Company's established presence in health communications, policy, and clearinghouses.

NOTE E—GOODWILL AND OTHER INTANGIBLE ASSETS —Continued

The acquisition was accounted for in accordance with the provisions of SFAS No. 141. The initial purchase price was approximately $32.8 million, including approximately $32.5 million in cash and $0.3 million in transaction expenses. In addition to the initial consideration, the purchase agreement provided for additional cash payments of up to $8.0 million if certain performance criteria are met. The performance criteria were partially met, and an additional cash payment of $5.2 million was paid and recorded as goodwill. The results of operations for Z-Tech are included in the Company's statement of earnings since June 28, 2007.

Management, with the assistance of a valuation specialist, prepared the allocation of the purchase price to goodwill and to other acquired intangible assets. The excess of the purchase price over the estimated fair value of the net tangible assets acquired was approximately $33.9 million. The Company has allocated approximately $24.9 million to goodwill and $9.0 million to other intangible assets. Goodwill and intangibles related to this acquisition are not deductible for tax purposes.

EEA & APCG

During January of 2007, the Company acquired two companies:

- The Company acquired 100 percent of the outstanding common stock of Energy and Environmental Analysis, Incorporated (EEA), a privately held company specializing in energy market analyses, modeling, transportation and energy technology, and environmental advisory services. EEA also provides strategic planning and regulatory support to all segments of the natural gas industry. The Company undertook the acquisition to increase its service offerings to the natural gas industry and to combine modeling frameworks of the Company and EEA in the electricity and gas sectors to create a unique platform for integrated energy analyses. Such analyses are becoming more important because of the increased use of natural gas and liquefied natural gas ("LNG") as fuels to generate electric power, and the increased interest in analyzing the impacts of evolving greenhouse gas regulations at the state, provincial, and federal levels in North America.
- The Company also acquired 100 percent of the outstanding common stock of Advanced Performance Consulting Group, Inc. (APCG), a privately held company that helps federal organizations develop and implement strategy, improve enterprise performance, manage change, support employee growth, and communicate effectively. The Company undertook the acquisition to enhance its capabilities in human capital and strategic communications consulting and to complement its work with the Department of Homeland Security, Department of Defense, and key civilian agencies.

Both acquisitions were accounted for in accordance with the provision of SFAS No. 141. The aggregate purchase price of these acquisitions was approximately $13.4 million, including approximately $13.0 million in cash consideration and $0.4 million in transaction expenses. The results of operations for EEA and APCG have been included in the Company's statement of earnings since January 1, 2007.

Management, with the assistance of a valuation specialist, prepared the allocation of the purchase price to goodwill and to other acquired intangible assets. The aggregate excess of the purchase price over the estimated fair value of the net tangible assets acquired was approximately $11.8 million. The Company has allocated approximately $8.5 million to goodwill and $3.3 million to other intangible assets. Both EEA and APCG were purchased under the election provisions of Internal Revenue Code 338(h)(10), and therefore, for these acquisitions, goodwill and intangibles are deductible for tax purposes.

NOTE E—GOODWILL AND OTHER INTANGIBLE ASSETS —Continued

Other Intangible Assets

Intangible assets are primarily amortized over periods ranging from 1 to 7 years. The weighted-average period of amortization for all intangible assets as of December 31, 2008, is 4.6 years. The customer-related intangible assets, which consists of customer contracts, backlog and non-contractual customer relationships, related to the acquisitions are being amortized based on estimated cash flows and respective estimated economic benefit of the assets. The weighted-average period of amortization of the customer-related intangibles is 5.0 years. Intangible assets related to acquired non-compete agreements, developed technology, marketing trade name, and trademarks obtained in connection with business combinations are amortized on a straight-line or accelerated basis over their weighted-average periods of amortization of 4.0 years, 4.8 years, 1.7 years, and 3.0 years, respectively.

Other intangibles consisted of the following at December 31:

	2008	2007
Customer-related intangibles	$ 24,148	$20,727
Non-compete agreements	778	778
Developed technology	3,884	1,532
Marketing tradename	2,601	557
Trademarks	90	90
	31,501	23,684
Less: accumulated amortization	(14,657)	(5,974)
	$ 16,844	$17,710

Aggregate amortization expense for the years ended December 31, 2008, 2007, and 2006, was approximately $8.7 million, $3.9 million, and $1.5 million, respectively. The estimated future amortization expense relating to intangible assets is as follows:

Year ending December 31,	
2009	$ 6,782
2010	5,079
2011	1,670
2012	1,322
2013	1,024
2014	967
	$16,844

Capitalized Software

Capitalized software development costs of $0.7 million and $0.3 million are included in Other Assets for the years ended December 31, 2008 and 2007, respectively. These costs are for enhancements and upgrades to software used in the generation of revenue from clients.

NOTE F—ACCRUED SALARIES AND BENEFITS

Accrued salaries and benefits consisted of the following at December 31:

	2008	2007
Accrued bonuses and commissions	$ 9,960	$16,097
Accrued vacation	7,838	5,447
Accrued salaries	7,505	4,750
Accrued payroll taxes	472	421
Other	1,630	1,086
	$27,405	$27,801

NOTE G—ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31:

	2008	2007
Accrued subcontractor costs	$23,925	$27,826
Accrued acquisition earn-out	600	7,249
Deposits	5,543	2,974
Accrued insurance premiums	1,626	2,482
Accrued professional services	332	2,116
Accrued rent	1,205	990
Accrued software licensing costs	544	865
Accrued taxes	347	446
Other accrued expenses	1,173	2,136
	$35,295	$47,084

NOTE H—LONG-TERM DEBT

The Company has maintained a credit agreement with a group of lenders since August 2003. This credit agreement was amended and restated in October 2005, to allow the Company to fund additional acquisitions and to provide working capital. This credit agreement was amended and expanded several times as the Company's business grew in 2005 and 2006. On June 28, 2007, the Company and its lenders agreed to a fourth amendment to the Company's credit agreement, which increased the revolving line of credit from $65.0 million to $95.0 million (part of which was a swing-line commitment that was increased from $10.0 million to $20.0 million). This amendment also included consent from its lenders for the Company to acquire Z-Tech. On December 3, 2007, the Company and its lenders agreed to a fifth amendment to the credit agreement, which increased the revolving line of credit from $95.0 million to $115.0 million and included consent from its lenders for the Company to acquire SH&E. The credit agreement was also amended to increase its borrowing base by adding unbilled government account receivables. At the same time, the lenders agreed to allow the Company a temporary over-advance (borrowings greater than the current borrowing base but less than the total commitment on the revolving credit facility), if needed, of up to $20.0 million for a four-month period. The Company did not make use of this allowance. As part of this amendment, the lenders also agreed to lower the interest rate pricing grid for the credit facility.

NOTE H—LONG-TERM DEBT—Continued

On February 14, 2008, the Company and its lenders agreed to a sixth amendment to the credit agreement, which increased the revolving line of credit from $115.0 million to $125.0 million and included consent from the lenders for the Company to acquire Jones & Stokes. On February 20, 2008, the Company signed the Second Amended and Restated Business Loan and Security Agreement with a syndication of nine commercial banks to allow for borrowings of up to $350.0 million for a period of five years (until February 20, 2013). This revised Credit Facility provides for borrowings on a revolving line of credit up to $275.0 million without a borrowing base requirement, subject to the Company's compliance with both financial and non-financial covenants. The revised Credit Facility also provides for an "accordion feature," which permits additional revolving credit commitments up to $75.0 million under the same terms and conditions as the existing revolving line of credit, subject to lenders' approval. This agreement also provided pre-approval of its lenders for the Company to acquire other companies each with a purchase price up to $75.0 million if certain conditions are met, lowered the interest rate pricing grid, and provided less restrictive financial and non-financial covenants than the Company's previous agreement.

The Company's debt issuance costs are being amortized over the term of indebtedness and totaled approximately $1.9 million and $0.6 million, net of accumulated amortization of approximately $0.6 million and $0.3 million as of December 31, 2008 and 2007, respectively. Amortization expense of approximately $0.3 million, $0.1 million, and $0.2 million was recorded in the accompanying Consolidated Statements of Earnings for the years ended December 31, 2008, 2007, and 2006, respectively.

Long-term debt consisted of the following at December 31:

	2008	2007
Revolving Line of Credit/Swing Line provides for borrowings up to $275 million for 2008 and matures in February 2013, and the lesser of $115 million for 2007 or the eligible borrowing base and matures in October 2010. Outstanding borrowings bear daily interest at a base rate (based on the U.S. Prime Rate, which was 2.25% at December 31, 2008, and 7.25% at December 31, 2007, plus spread) or LIBOR plus spread, payable monthly	$80,000	$47,079
Less: current portion	—	—
	$80,000	$47,079

The bank debt is collateralized by substantially all assets of the Company, and requires the Company to remain in compliance with certain financial ratios, as well as other restrictive covenants. As of December 31, 2008, the Company was in compliance with all of these covenants.

Letters-of-Credit

At December 31, 2008 and 2007, the Company had outstanding letters-of-credit totaling approximately $0.8 million and $0.5 million, respectively. These letters-of-credit are renewed annually.

Interest Rate Swap Agreement

In November 2005, the Company entered into an interest rate swap agreement as part of its amended credit facility to reduce the Company's exposure to interest rate fluctuations on variable rate debt. The effect of the agreement was to effectively establish a fixed USD-LIBOR rate of 5.11 percent. The interest rate swap agreement expired November 10, 2008, and was not replaced.

NOTE H—LONG-TERM DEBT—Continued

The Company designates its derivatives based upon the criteria established by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which establishes accounting and reporting standards for derivative instruments. SFAS No. 133 requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure those instruments at fair value.

The interest rate swap agreement did not qualify for hedge accounting. Therefore, the change in fair value is reflected in the Consolidated Statement of Earnings and resulted in a net interest expense of approximately $0.1 million and $0.1 million during each of the years ended December 31, 2008 and 2007.

NOTE I—INCOME TAXES

Income tax expense consisted of the following at December 31:

	2008	2007	2006
Current:			
Federal	$18,702	$24,030	$ 7,633
State	3,607	5,503	1819
Foreign	705	815	272
	23,014	30,348	9,724
Deferred:			
Federal	(1,550)	(1,486)	(1,246)
State	(333)	(320)	(268)
Foreign	(381)	—	—
	(2,264)	(1,806)	(1,514)
Income Tax Expense	$20,750	$28,542	$ 8,210

NOTE I—INCOME TAXES—Continued

Deferred tax assets (liabilities) consisted of the following at December 31:

	2008	2007
Deferred Tax Assets		
Current:		
Stock option compensation	$ 828	$ 1,091
Allowance for bad debt	1,476	1,759
Accrued vacation	2,425	1,636
Other	1,537	1,057
Total current deferred tax asset	6,266	5,543
Non-current:		
Foreign net operating loss carryforward (NOL)	115	777
Stock option compensation	1,735	991
Depreciation	—	1,138
Deferred rent	1,028	702
Other	414	619
Total non-current deferred tax assets	3,292	4,227
Total Deferred Tax Assets	9,558	9,770
Valuation allowance	(115)	(777)
Total Deferred Tax Assets Net of Valuation Allowance	9,443	8,993
Deferred Tax Liabilities		
Current:		
Retention	(236)	(427)
Section 481(a) adjustment	(1,844)	(1,214)
Total current deferred liability	(2,080)	(1,641)
Non-current:		
Depreciation	(70)	—
Amortization	(10,306)	(10,807)
Section 481(a) adjustment	(3,252)	(984)
Other	(398)	(768)
Total non-current deferred tax liabilities	(14,026)	(12,559)
Total Net Deferred Tax Liabilities	(16,106)	(14,200)
Total Deferred Tax Liability	$ (6,663)	$ (5,207)

The need to establish valuation allowances for these deferred assets is based on a more-likely-than-not threshold that the benefit of such assets will be realized in future periods. Appropriate consideration is given to all available evidence, including historical operating results, projections of taxable income, and tax planning alternatives. It has been determined that it is more likely than not that the deferred asset of the Company's Russian operations will not be realized. Therefore, the Company has recorded a full valuation allowance against the deferred asset. During 2008, the Company determined it was more likely than not that the deferred tax assets of the Company's Canadian operations would be realized. Therefore, the Company released the valuation allowance against these deferred assets.

NOTE I—INCOME TAXES—Continued

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). As a result of the implementation, the Company identified $0.8 million of unrecognized tax benefits, plus $0.1 million in accrued penalty and interest, and in accordance with the transition provisions of FIN 48, recorded a decrease to its beginning balance of retained earnings of $0.9 million in 2007.

The total amount of unrecognized tax benefits as of December 31, 2008 and December 31, 2007 was $1.2 million and $2.2 million, respectively. Included in the balances at December 31, 2008 and December 31, 2007 were $1.0 million and $0.9 million, respectively, of tax positions that, if recognized, would impact the effective tax rate. The remaining unrecognized tax benefit related to December 31, 2008 and December 31, 2007 of $0.2 million and $1.3 million, respectively, would not affect the effective tax rate if recognized, but would be a decrease to goodwill related to the acquired companies.

The company does not anticipate a significant increase or decrease to the total unrecognized tax benefit during 2009. Our 2005 through 2008 tax years remain subject to examination by the IRS for U.S. federal tax purposes.

The unrecognized tax benefit reconciliation from the beginning balance to the ending balance, excluding penalty and interest, is as follows:

Unrecognized tax benefits at January 1, 2007	804
Increase attributable to tax positions taken during a prior period	126
Increase attributable to acquisitions	1,293
Unrecognized tax benefits at December 31, 2007	2,223
Increase attributable to tax positions taken during a prior period	74
Decrease attributable to tax positions taken during a prior period	(160)
Increase attributable to tax positions taken during the current period	170
Decrease attributable to settlements with taxing authorities	(908)
Decrease attributable to lapse of statute of limitations	(159)
Unrecognized tax benefits at December 31, 2008	1,240

During 2008 we filed Federal and state tax returns for prior years related to one of our 2007 acquisitions which reduced our unrecognized tax benefits by $0.9 million of which we paid net tax of $0.3 million.

We continue our policy of not recognizing accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. The Company had approximately $0.8 million of accrued penalty and interest at December 31, 2007. During 2008 this amount was reduced by $0.5 million. Approximately $0.1 million was adjusted through the penalty and interest expense and approximately $0.4 million related to acquisitions was adjusted through goodwill. The Company had approximately $0.3 million of accrued penalty and interest at December 31, 2008.

The Company's provision for income taxes differs from the anticipated United States federal statutory rate. Approximate differences between the statutory rate and the Company's provision are as follows:

	2008	2007	2006
Taxes at statutory rate	35.00%	35.00%	35.00%
State taxes, net of federal benefit	4.60%	4.60%	4.60%
Foreign tax rate differential and U.S. tax unrepatriated earnings	1.00%	0.80%	0.90%
Other permanent differences	1.40%	1.30%	1.40%
Change in valuation allowance	(0.60)%	0.10%	0.30%
Prior year tax adjustments and FIN 48	0.79%	0.90%	0.90%
Tax credits	(0.25)%	(1.40)%	(2.20)%
	41.94%	41.30%	40.90%

NOTE J—ACCOUNTING FOR STOCK-BASED COMPENSATION

Stock Incentive Plans

On June 25, 1999, the Company adopted the ICF Consulting Group, Inc., Management Stock Option Plan (the 1999 Plan). The Plan provides for the granting of straight and incentive awards to employees of the Company to purchase shares of the Company's common stock. A total of 1,334,027 shares of common stock were originally reserved for issuance under the 1999 Plan. In May 2002, the Company amended the 1999 Plan to reserve an additional 238,313 shares for issuance. The exercise price for straight awards granted under the 1999 Plan were not permitted to be less than $5.00 per share. The option price for incentive awards granted under the 1999 Plan was determined by the Compensation Committee of the Board of Directors based upon the fair value of the Company's common stock on the date of grant. Awards are no longer being made under the 1999 Plan, and the 1999 Plan will expire in June 2009. A total of 5,658 shares remain ungranted under the Plan.

Effective with the Company's initial public offering of stock in September 2006, a new long-term equity incentive plan (the 2006 Plan) was adopted. The 2006 Plan permits the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, performance shares, performance units, and other incentive awards, including restricted stock units. Under the 2006 Plan, the Company may make awards of up to 1,000,000 shares, plus an annual increase on the first day of each of the Company's fiscal years beginning in 2007, equal to the lesser of 3% of the number of outstanding shares of common stock, or an amount determined by the Board of Directors. Under this "evergreen provision," 416,241 additional shares were made available under the plan on January 1, 2007, and thereafter registered. On March 10, 2008, 217,973 additional shares were available under the plan, and thereafter registered. Persons eligible to participate in the 2006 Plan include all officers and key employees of the Company, as determined by the Compensation Committee of the Board of Directors, and all non-employee directors.

Total compensation expense relating to stock-based compensation amounted to approximately $6.5 million, $3.7 million, and $1.1 million for the years ended December 31, 2008, 2007, and 2006, respectively.

As of December 31, 2008, the total unrecognized compensation expense related to non-vested stock awards totaled approximately $10.2 million. These amounts are expected to be recognized over a weighted-average period of 1.22 years.

The assumptions of post-vesting employment termination forfeiture rates used in the determination of fair value of stock awards issued during calendar year 2008 were based on the Company's historical eight-year average. The expected annualized forfeiture rates used varied from two to four percent, and the Company does not expect these termination rates to vary significantly in the future.

Stock Options

Option awards are granted with an exercise price equal to the fair value of the Company's common stock on the date of grant. All options outstanding as of December 31, 2008 have a 10-year contractual term. The Company expenses the value of these option grants over the vesting period. The Company recorded approximately $0.5 million of compensation expense related to stock options for the year ended December 31, 2008. The fair value of the options is estimated on the date of grant using the Black-Scholes-Merton pricing model. No options were granted during the year ended December 31, 2008.

NOTE J—ACCOUNTING FOR STOCK-BASED COMPENSATION—Continued

The following table summarizes changes in outstanding stock options:

	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2005	1,519,239	$ 5.86
Granted in 2006	78,780	$ 9.05
Exercised	(79,600)	$ 6.04
Forfeited/Expired	(31,337)	$ 6.32
Outstanding at December 31, 2006	1,487,082	$ 6.01
Granted in 2007	210,000	$18.31
Exercised	(652,521)	$ 6.01
Forfeited/Expired	(1,000)	$ 9.05
Outstanding at December 31, 2007	1,043,561	$ 8.48
Exercised	(383,729)	$ 5.54
Forfeited/Expired	(1,000)	$ 5.00
Outstanding at December 31, 2008	658,832	$10.19
Vested plus expected to vest at December 31, 2008	656,596	$10.17
Exercisable at December 31, 2008	518,833	$ 8.00

The aggregate intrinsic value of the shares outstanding in the preceding table was approximately $9.5 million and represents the total pre-tax intrinsic value of in-the-money options based on the Company's stock price of $24.57 as of December 31, 2008, which would have been received by the option holders had all option holders exercised their options as of that date. The aggregate intrinsic value of options exercisable was approximately $8.6 million. The intrinsic value of options vested and expected to vest was approximately $9.5 million, and the intrinsic value of options exercised during the year ended December 31, 2008 was approximately $5.7 million. As of December 31, 2008, the weighted-average remaining contractual term for options vested and expected to vest was 5.24 years, and 4.44 years for exercisable options.

Information regarding stock options outstanding as of December 31, 2008 is summarized below:

Range of Exercise Prices	Number Outstanding As of 12/31/08	Weighted Average Remaining Contractual	Weighted Average Exercise Price	Number Exercisable As of 12/31/08	Weighted Average Exercise Price
$5.00	96,153	1.62	$5.00	96,153	$5.00
$6.00	24,500	2.00	$6.00	24,500	$6.00
$6.10	187,094	3.51	$6.10	187,094	$6.10
$7.34	103,585	5.75	$7.35	103,585	$7.34
$9.05	37,500	7.21	$9.05	37,500	$9.05
$18.31	210,000	8.22	$18.31	70,001	$18.31
$5.00-$18.31	658,832	5.24	$10.19	518,833	$8.00

NOTE J—ACCOUNTING FOR STOCK-BASED COMPENSATION—Continued

Restricted Stock Awards

Pursuant to the 2006 Plan, the Company issued 22,967 shares of restricted stock to the directors in the year ended December 31, 2008. The average grant date fair value of these restricted stock awards was $19.85.

Compensation expense computed for the year ended December 31, 2008 was approximately $0.8 million. Unrecognized expense related to restricted stock awards totaled approximately $0.6 million. Such amounts are expected to be recognized over a weighted-average period of 0.9 years.

Restricted Stock Units

During the year ended December 31, 2008, the Company awarded 47,257 restricted stock units to employees that vest over three years. Upon vesting, the employee is issued one share of stock for each restricted stock unit he or she holds. Restricted stock units were valued based on the grant date value of a share of common stock and are expensed on a straight-line basis over the vesting period of the award. The weighted-average grant date fair value of restricted stock units granted during the year ended December 31, 2008 was $21.10.

Compensation expense computed under the fair value method for the year ended December 31, 2008 was approximately $5.1 million.

At December 31, 2008, unrecognized expense related to restricted stock units totaled approximately $8.9 million. These costs are expected to be recognized over a weighted-average period of 1.1 years. The aggregate intrinsic value of restricted stock units at December 31, 2008 that are expected to vest was approximately $14.9 million.

A summary of the status of the Company's non-vested restricted stock units for the year ended December 31, 2008 are presented below.

	Number of Shares	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value (in thousands)
Non-vested restricted stock units at January 1, 2008	889,165	$19.02	$21,847
Granted	47,257	$21.10	$ 1,161
Vested	(267,835)	$18.97	$ (6,581)
Cancelled	(44,916)	$19.49	$ (1,104)
Non-vested restricted stock units at December 31, 2008	623,671	$19.16	$15,324
Restricted stock units expected to vest in the future	607,194	$19.16	$14,919

The aggregate intrinsic value in the preceding table is based on the Company's stock price of $24.57 as of December 31, 2008.

NOTE K—EARNINGS PER SHARE

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing reported net income by the weighted-average number of shares and warrants outstanding. Diluted EPS considers the potential dilution that could occur if common stock equivalents were exercised or converted into stock. The difference between the basic and diluted weighted-average equivalent shares with respect to the Company's EPS calculation is due entirely to the assumed exercise of stock options and the vesting of restricted stock and restricted stock units. The effect of 214,147 options and restricted stock units had no impact upon the year ended December 31, 2008 because they were anti-dilutive to EPS. The dilutive effect of stock options and awards for each period reported is summarized below:

	2008	2007	2006
		(in thousands)	
Basic weighted-average shares outstanding	14,641	14,152	10,321
Effect of potential exercise of stock options, restricted stock and restricted stock units	629	744	475
Diluted weighted-average shares outstanding	15,270	14,896	10,796

NOTE L—COMMITMENTS AND CONTINGENCIES

Litigation and Claims

Various lawsuits and claims and contingent liabilities arise in the ordinary course of the Company's business. The ultimate disposition of certain of these contingencies is not determinable at this time. The Company's management believes there are no current outstanding matters that will materially affect the Company's financial position or results of operations.

Operating Leases

The Company has entered into various operating leases for equipment and office space. Certain facility leases may contain fixed escalation clauses, certain facility leases require that the Company pay operating expenses in addition to base rental amounts, and three leases require the Company to maintain letters-of-credit. Rent expense is recognized on a straight-line basis over the lease term. Rent expense and sub-lease income for operating leases was approximately $21.2 million and $0.4 million, respectively, for 2008, approximately $15.6 million and $0.3 million, respectively, for 2007, and approximately $12.9 million and $0.4 million, respectively, for 2006.

Future minimum rental payments under all non-cancelable operating leases are as follows:

Year ending December 31,	
2009	$19,090
2010	17,272
2011	14,505
2012	11,312
2013	2,701
Thereafter	9,229
	$74,109
Less: Sublease Income	(1,251)
	$72,858

NOTE L—COMMITMENTS AND CONTINGENCIES—Continued

Long-term employment agreements

The Company entered into an amended and restated employment agreement with the Chief Executive Officer (CEO) as of the effective date of the initial public offering. The Company or the CEO may terminate this agreement by giving 45 days notice to the other. Absent a change in control, if he is involuntarily terminated without cause or resigns for good reason, he will be paid all accrued salary, a severance payment equal to twenty-four months of his base salary and a pro rata bonus for the year of termination. Additionally, the vesting of his 33,333 unvested options, and his 40,000 unvested restricted stock grants held as of December 31, 2007, will be accelerated in connection with such a termination. From time-to-time, the Company enters into other agreements with employees that may include acceleration of payments upon a change of control.

NOTE M—ABANDONMENT OF SPACE

On April 14, 2006, the Company decided to abandon, effective June 30, 2006, its San Francisco, California leased facility and relocate its staff to other space. The San Francisco lease obligation expires in July 2010 and covers 12,000 square feet, at an annual rate of $79 per square foot plus operating expenses. Management believed, based upon consultation with its leasing consultants, that the current market for similar space was substantially below this cost. The Company recognized an approximately $3.3 million pre-tax charge during 2006, which was included in indirect and selling expenses, primarily for rent expense and the disposal of leasehold improvements, associated with the abandonment of the San Francisco facility.

In addition, on April 14, 2006, the Company decided to abandon a portion of its Lexington, Massachusetts leased facility that it had been unable to sublease. The lease for the abandoned space expires in June 2012 and the abandoned space covers approximately 6,000 square feet. The Company recognized an approximately $0.8 million pre-tax charge during 2006, which was included in indirect and selling expenses, primarily for rent expense associated with the abandonment of this Lexington, Massachusetts facility.

During the second quarter of 2006, the Company recorded an approximately $4.3 million pre-tax charge for the abandonment of leased facilities in San Francisco, California and Lexington, Massachusetts, as further described below. In the second half of 2006, the Company recorded a reduction to expense of approximately $0.2 million due to a change in the estimate of anticipated sublease income.

The following table summarizes information regarding the liabilities associated with the above lease abandonments, of which approximately $0.8 million was included in accrued expenses with the remainder included in other long-term liabilities on the Company's consolidated balance sheet for the year ended December 31, 2008:

Beginning balance	$1,935
Costs incurred and charged to indirect and selling expenses	248
Costs settled	(876)
Ending Balance	$1,307

NOTE N—EMPLOYEE BENEFIT PLANS

Retirement Savings Plan

Effective June 30, 1999, the Company established the ICF Consulting Group Retirement Savings Plan (the Retirement Savings Plan). The Retirement Savings Plan is a defined contribution profit sharing plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code.

Effective January 1, 2005, participants in the Retirement Savings Plan were able to elect to defer up to 70 percent of their compensation subject to statutory limitations, and were entitled to receive 100 percent employer matching contributions for the first 3 percent and 50 percent for the next 2 percent of the participant's compensation. Contribution expense related to the Plans for the years ended December 31, 2008, 2007, and 2006, was approximately $6.0 million, $4.4 million, and $3.2 million, respectively.

Deferred Compensation Plan

Certain key employees of the Company are eligible to defer a specified percentage of their cash compensation by having it contributed to a nonqualified deferred compensation plan. Eligible employees may elect to defer up to 80% of their base salary and up to 100% of performance bonuses, reduced by any amounts withheld for the payment of taxes or other deductions required by law. Participants are at all times 100% vested in their account balances. The Company funds its deferred compensation liabilities by making cash contributions to a Rabbi Trust at the time the salary or bonus being deferred would otherwise be payable to the employee. Gains or losses on amounts held by the Rabbi Trust are fully allocable to plan participants. As a result, the plan has no net impact on the Company's results of operations and the liability to plan participants is fully funded at all times.

NOTE O—RELATED-PARTY TRANSACTIONS

Starting in 1999, the Company entered into a seven-year management services agreement with the controlling member of the Company. The agreement called for a fixed consulting fee of $0.1 million per annum, as well as a variable fee based upon the Company's annual earnings, adjusted as defined in the agreement. During 2006, management fees related to this agreement were approximately $0.5 million, and were included in operating expenses in the accompanying consolidated financial statements. Upon the Company's IPO, this management services agreement was terminated, therefore, no management fees were paid during 2007 or 2008.

NOTE P—SUPPLEMENTAL INFORMATION

Valuation and Qualifying Accounts

Allowance for Doubtful Accounts

	2008	2007	2006
Balance at beginning of period	$3,533	$1,347	$1,984
Additions	422	2,461	79
Recoveries/write-offs	(577)	(275)	(716)
Balance at end of period	$3,378	$3,533	$1,347

NOTE P—SUPPLEMENTAL INFORMATION—Continued

Allowance for Deferred Tax Assets

	2008	2007	2006
Balance at beginning of period	$ 777	$739	636
Additions	0	36	103
Releases and other reductions	(662)	—	—
Balance at end of period	$ 115	$777	$739

NOTE Q—SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2008				2007			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Contract revenue	$175,148	$184,063	$176,281	$161,934	$151,713	$190,171	$198,813	$186,423
Earnings from operations	14,721	14,295	12,661	11,297	14,660	18,623	19,827	17,412
Net earnings	$ 7,815	$ 7,898	$ 6,868	$ 6,142	$ 8,682	$ 11,160	$ 11,094	$ 9,620
Earnings per share:								
Basic	0.54	$ 0.54	$ 0.47	$ 0.41	$ 0.63	$ 0.79	$ 0.78	$ 0.67
Diluted	0.51	0.52	0.45	0.40	0.60	0.75	0.74	0.64
Weighted-average common shares outstanding								
Basic	14,482	14,586	14,631	14,891	13,753	14,123	14,299	14,423
Diluted	15,179	15,179	15,283	15,452	14,415	14,848	14,999	15,139

Note: Amounts do not sum to annual numbers in all cases due to rounding.

Net earnings in the fourth quarter of 2007 were negatively impacted by non-cash compensation expense of $1.5 million for the grant of share-based awards and $0.7 million in expense to write off the costs related to an unsuccessful acquisition.

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Exhibit 21.0

SUBSIDIARIES OF
ICF INTERNATIONAL, INC.

Name	Jurisdiction of Incorporation/ Organization
ICF Consulting Group, Inc.	Delaware
ICF Consulting Pty, Ltd.	Australia
ICF Consultoria do Brasil, Ltda.	Brazil
ICF Consulting Canada, Inc.	Canada
ICF Associates, L.L.C.	Delaware
(d/b/a ICF Consulting Associates in Washington)	
ICF Consulting Services, L.L.C.	Delaware
ICF Emergency Management Services, LLC	Delaware
ICF Incorporated, L.L.C.	Delaware
(d/b/a ICF (Delaware), L.L.C. in Arizona)	
(d/b/a ICF Consulting, L.L.C. in California)	
(d/b/a ICF, L.L.C. in Michigan)	
(d/b/a ICF (Delaware), L.L.C. in Missouri)	
(d/b/a ICF Delaware in New York)	
(d/b/a ICF, L.L.C. in Texas)	
(d/b/a ICF, L.L.C. in Virginia)	
ICF Resources, L.L.C.	Delaware
Systems Applications International, L.L.C.	Delaware
ICF Services Company, L.L.C.	Delaware
ICF Consulting India Private Ltd.	India
ICF/EKO	Russia
ICF Consulting Limited	U.K.
Caliber Associates, Inc.	Virginia
(d/b/a Caliber Associates, Inc of Virginia in Washington)	
Synergy, Inc.	Washington, D.C.
(d/b/a Synergy Defense Systems, Inc. in Alabama, Nevada, Virginia and Wisconsin)	
(d/b/a DC Synergy, Inc. in California, Florida and New Jersey)	
(d/b/a Synergy Systems Inc. in Oklahoma)	
(d/b/a Synergy, Inc. (DC) in Utah)	
Advanced Performance Consulting Group, Inc.	Maryland
Energy and Environmental Analysis, Incorporated	Virginia
Z-Tech Corporation	Maryland
Simat, Helliesen & Eichner, Inc.	Delaware
SH&E Limited	U.K.
Jones & Stokes Associates, Inc.	Delaware
ICF International Consulting (Beijing) Company, Ltd	China

Exhibit 23.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 12, 2009, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of ICF International, Inc. on Form 10-K for the year ended December 31, 2008. We hereby consent to the incorporation by reference of said reports in the Registration Statements of ICF International, Inc. on Forms S-8 (File No. 333-137975, effective October 13, 2006, File No. 333-142265, effective April 20, 2007 and File No. 333-150932, effective May 15, 2008).

/s/ Grant Thornton LLP

McLean, Virginia
March 12, 2009

Exhibit 31.1

CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER

I, Sudhakar Kesavan, certify that:

1. I have reviewed this annual report on Form 10-K of ICF International, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated this 13 day of March, 2009.

By: /s/ SUDHAKAR KESAVAN

Sudhakar Kesavan
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER

I, Alan Stewart, certify that:

1. I have reviewed this annual report on Form 10-K of ICF International, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated this 13 day of March, 2009.

By: /s/ ALAN STEWART

Alan Stewart
Senior Vice President,
Chief Financial Officer and Assistant Secretary
(Principal Financial Officer)

Exhibit 32.1

Certification of Principal Executive Officer
Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

In connection with the Annual Report on Form 10-K for the year ended December 31, 2008 (the "Report") of ICF International, Inc. (the "Registrant"), as filed with the Securities and Exchange Commission on the date hereof, I, Sudhakar Kesavan, Chairman, President and Chief Executive Officer of the Registrant, hereby certify that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 13, 2009

By: /s/ SUDHAKAR KESAVAN

Sudhakar Kesavan
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

Certification of Principal Financial Officer
Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

In connection with the Annual Report on Form 10-K for the year ended December 31, 2008 (the "Report") of ICF International, Inc. (the "Registrant"), as filed with the Securities and Exchange Commission on the date hereof, I, Alan Stewart, Senior Vice President, Chief Financial Officer and Assistant Secretary of the Registrant, hereby certify that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 13, 2009

By: /s/ ALAN STEWART

Alan Stewart
Senior Vice President, Chief Financial Officer
and Assistant Secretary
(Principal Financial Officer)

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40 1969-2009 ICF INTERNATIONAL

Passion. Expertise. **Results.**

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